Form 20-F
period 2002-12-31
SOIL BIOGENICS LTD
filed 2003-06-26
CIK 1049576

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                        OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the Fiscal Year Ended December 31, 2002
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from         to        .
                                    --------  --------

                         Commission File Number: 0-26531

                             SOIL BIOGENICS LIMITED
             (Exact name of Registrant as specified in its charter)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

       P.O. Box 48525, 595 Burrard Street, Vancouver, B.C., Canada V7X 1A2
                     (Address of Principal executive office)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
                               Title of each class
                                      None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:

Title  of  each  class                   Name of exchange on which registered
Common Shares                            NASD OTC Bulletin Board

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

December  31,  2002     12,912,500  Common  Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               YES [X]     NO [  ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

                           [X] Item 17     [ ] Item 18

                                    SOIL BIOGENICS LIMITED
                                       TABLE OF CONTENTS


            Forward-looking Statements                                                        3
            Currency and Metric Equivalents                                                   3

                                             PART 1
Item 1.     Identity of Directors, Senior Managers and Advisors - Not Applicable              3
Item 2.     Offer Statistics and Expected Timetable - NOT APPLICABLE                          3
Item 3.     Key Information
              Selected Financial Data                                                         4
              Risk Factors                                                                    5
Item 4.     Information on the Company
              History and Development of the Company                                          7
              Business Overview                                                               8
              Organizational Structure                                                        9
              Employees                                                                       9
Item 5.     Operating and Financial Review and Prospects
              Management's Discussion and Analysis                                            9
Item 6.     Directors, Senior Management and Employees
              Directors and Senior Management                                                11
              Compensation                                                                   11
              Corporate Governance                                                           14
              Employees                                                                      15
              Share Ownership by Directors and Management                                    15
Item 7.     Major Shareholders and Related Party Transactions                                16
Item 8.     Financial Information                                                            17
              Legal Proceedings                                                              18
              Dividend Record and Policy                                                     18
              Significant Changes                                                            18
Item 9.     The Offer and Listing                                                            18
Item 10.    Additional Information
              Memorandum and Articles of Incorporation                                       19
              Material Contracts                                                             19
              Exchange Controls                                                              19
              Taxation                                                                       20
Item 11.    Quantitative and Qualitative Disclosures about Market Risk                       21
Item 12.    Description of Securities Other Than Equity Securities - NOT APPLICABLE          21


                                          PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies                                  21
            Material Modification to the Right of Security Holders and Use of Proceeds
Item 14.    -- NONE                                                                          21
Item 15.    Controls and Procedures                                                          21
Item 16A.   Audit Committee financial Expert                                                 21
Item 16B.   Code of Ethics                                                                   22
Item 16C.   Principal Accountant Fees and Services                                           22


                                         PART III
Item 17.    Financial Statements                                                             22
Item 18.    Financial Statements                                                             22
Item 19.    Item 19. Financial Statements and Exhibits                                       22
            Signatures                                                                       23
            Certifications                                                                   23


(A)         Pursuant to General Instruction G(b) of Form 20-F, this annual report includes the information specified in Parts I,II,III
(B)         Pursuant to General Instruction (G)(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 17.



--------------------------------------------------------------------------------
                           FORWARD-LOOKING STATEMENTS

     We make statements in this Report and the documents we incorporate by reference that are considered forward-looking within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 . Sometimes these statements will contain the words such as "believes," "expects," "intends," "plans" and other similar words. We intend those forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for the purposes of complying with the safe harbour provisions. These forward-looking statements reflect our current views which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable we can give no assurance that the plans, intentions or expectations will be achieved. Such forward-looking statements concern the Corporation's operations, economic performance and financial condition. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the "Risk Factors" section in Item 3 and elsewhere in this report, that may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: differences between estimated and actual mineral and resources reserves and recovery rates; failure of plant, equipment or processes to operate in accordance with expectations and specifications; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; environmental costs; and fluctuations in gold price which affect the profitability and ore reserves of the Corporation. These risks and uncertainties are the normal risks involved in mining. Readers are cautioned not to put undue reliance on forward-looking statements. See "Risk Factors" in Item 3, "Management's Discussion and Analysis" in Item 5, and elsewhere in Item 4. The forward-looking statements are made as of the date of this report, and the Corporation assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

                         CURRENCY AND METRIC EQUIVALENTS

     Unless otherwise indicated, all dollar amounts herein are expressed in United States dollars ("US$").

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS - Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE   -   Not Applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
                                                   (expressed in U.S. dollars unless otherwise indicated)
                                         2002          2001          2000          1999          1998
                                          $             $             $             $             $
---------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Loss from operations                    (185,317)     (244,423)      (65,515)     (460,883)     (135,708)
Net Loss                                (185,317)     (244,423)      (65,515)     (460,883)     (135,708)
Cash flow from (used in)
operations                               (13,659)      (81,045)      (78,761)     (125,686)     (152,242)
Capital expenditures                         N/A           N/A           N/A        (9,250)          N/A

FINANCIAL POSITION
Cash and short-term deposits                 176            11         1,352        22,913        73,651
Investments                              913,003       801,884       693,171       921,332     1,567,456
Total assets                             913,179       841,834       706,832       956,502     1,941,327
Long-term debt                               N/A           N/A           930        76,879           N/A
Capital stock                          2,015,000     1,840,000     1,840,000     1,840,000     1,840,000
Shareholders' equity                     903,800       721,104       652,256       844,623     1,925,474

PER SHARE DATA
Net loss per share                         (0.01)        (0.02)        (0.01)        (0.03)        (0.01)

SHARE OUTSTANDING
At year end                           12,912,500    13,000,000    13,000,000    13,000,000    13,000,000
Weighted average during year          12,991,849    13,000,000    13,000,000    13,000,000    13,000,000


     SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                 (EXPRESSED IN U.S.  DOLLARS UNLESS OTHERWISE INDICATED)
                                1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
YEAR ENDED DECEMBER 31, 2002         $              $              $              $
LOSS FROM OPERATIONS                (11,362)       (25,167)        (7,793)      (140,995)
NET LOSS                            (11,362)       (25,167)        (7,793)      (140,995)
NET LOSS PER SHARE                    (0.00)         (0.00)         (0.00)         (0.01)

YEAR ENDED DECEMBER 31, 2001

Income (Loss) from operations        51,923         38,760        (19,831)      (315,275)
Net loss                             51,923         38,760        (19,831)      (315,275)
Net income/(loss) per share            0.00           0.00          (0.00)         (0.02)

RISK FACTORS

MINING RISKS

    The Corporation is subject to the risks typical in the mining business including uncertainty of success in exploration and development; operational risks including unusual and unexpected geological formations, rock bursts, particularly as mining moves into deeper levels, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as environmental damage and other hazards; risks that intended production schedules or estimated costs will not be achieved; and risks of fluctuations in the price of precious and base metals and currency exchange rates.

    Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond the Corporation's control, including expectations for inflation, levels of interest rates, sales of gold by central banks, the demand for gold, global or regional political, economic and banking crises and production rates in major gold producing regions. The aggregate effect of these factors is impossible to predict with any degree of certainty. The Corporation does not currently engage in hedging to protect against a portion of the volatility and is not currently protected against gold price movements. Any hedging and other activities involving financial instruments may be subject to margin requirements.

    The Corporation has no mines in operation. Commercial production of a mining operation will be dependent on the successful adoption of the operating assumptions and completion of the exploration and development work. Mining operations will also be dependent on metal prices, the US dollar in relation to the currency of the jurisdiction where the mining operations occur and the ability of the mine to generate cash flow.

    The Corporation has no mineral reserves and resources and no assurance can be given that once the Corporation develops mineral reserves and resources that the anticipated tonnages and grades will be achieved or the indicated level of recovery realized. In addition, no assurance can be given that the gold price on which these estimates are based can be achieved. As well, lead times required for underground stope preparation and development in mining operations can affect production decisions and schedules. Gold price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades may cause the Corporation to be unprofitable in any particular accounting period.

    The Corporation doe not carry insurance to protect against certain risks. Risks not insured against include political risk, environmental pollution, mine flooding, landslides or other natural hazards relating to climate or topography as well as other hazards which cannot be insured against or which the Corporation may elect not to insure against.

ENVIRONMENTAL MATTERS

All phases of the Company's operations in Argentina are subject to environmental regulations. Environmental legislation in all countries is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Although the Company believes it is in compliance with all applicable environmental legislation, there is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

INSURANCE

     The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities therefore could have a materially adverse effect upon the Company's financial condition.

REGULATION OF MINING ACTIVITY

     The Company's interests in its projects will be subject to various laws and regulations concerning exploration, production, taxes, labor standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities could have a material adverse impact on the Company.

FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS

     Mineral exploration and mining activities on the Company's properties may be affected in varying degrees by political stability, and the policies of other nations. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected by government laws and regulations or the interpretations thereof, including those with respect to export controls, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Operations may be also affected by political and economic instability, confiscatory taxation, restriction on currency conversions, imports and sources of supplies, the expropriation of private enterprises, economic or other sanctions imposed by other nations, terrorism, military repression, crime, and extreme fluctuations in currency exchange rates and high inflation and which may it more difficult for the Company to raise funds for the development of its mineral interests in some countries.

COMPETITION

     Many companies are engaged in the exploration of mineral properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing precious or base metals. Many of these companies have substantially greater technical and financial resources than the company and thus the Company may be at a disadvantage with respect to some of its competitors.

     The marketing of minerals is affected by numerous factors, many of which are beyond the control of the Company. Such factors include the price of the mineral in the marketplace, imports of minerals from other nations, the availability of adequate refining and processing facilities, the price of fuel, electricity, labor, supplies and reagents and the market price of competitive minerals. In addition, sale prices for many commodities are determined by world market forces or are subject to rapid and significant fluctuations that may not necessarily be related to supply or demand or competitive conditions that in the past have affected such prices. Significant price movements in mineral prices over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company's projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     Patagonia Gold Corporation was incorporated under the laws of the State of Florida on March 31, 1993, under the name "Cayman Purchasing & Supply, Inc." The Company was inactive until it redirected its business efforts in mid 1997 following a change of management, which occurred on June 25, 1997, to the acquisition, exploration and, if warranted, the development of mineral resource properties. The Company changed its name to Patagonia Gold Corporation on October 13, 1997 to more fully reflect its business activities.

     Since its redirection, the Company's activities have been limited primarily to the acquisition of rights to certain mineral properties and the implementation of preliminary exploration programs on these properties in which it has acquired an interest.

     In August 2002 the Company incorporated a wholly owned subsidiary, Patagonia Gold (BVI) Limited as an International Business Company incorporated under the International Business Companies Act of the British Virgin Islands. The Memorandum and Articles of Association of the Patagonia Gold (BVI) Limited were filed with the Registrar of International Companies in the British Virgin Islands on the 23rd day of August 2002. At incorporation Patagonia Gold (BVI) Limited had 13,000,000 common shares with no par value issued and outstanding and is authorized to issue 50,000,000 common shares with no par value. All 13,000,000 issued and outstanding common shares are owned by Patagonia Gold Corporation.

     On September 19, 2002 Patagonia Gold (BVI) Limited entered into a Plan of Merger and Articles of Merger with Patagonia Gold Corporation whereby all the assets and liabilities of Patagonia Gold Corporation would vest by virtue of such merger into Patagonia Gold (BVI) Limited. The shareholders of Patagonia Gold Corporation received one common share of Patagonia Gold (BVI) Limited for each common share of Patagonia Gold Corporation they owned.

     The Merger was effective November 29, 2002. The shares of Patagonia Gold Corporation ceased trading on the NASD OTC Bulletin Board on November 29, 2002 and in there place the common shares of Patagonia Gold (BVI) Limited commenced trading. The old trading symbol for Patagonia Gold Corporation was "GONI". The new trading symbol for Patagonia Gold (BVI) Limited is "PGBVF".

     On December 2, 2002 Patagonia Gold (BVI) Limited acquired Soil Biogenics Ltd., a Bermuda corporation, for 17,000,000 shares of Patagonia Gold (BVI) Limited restricted common stock. Soil Biogenics will be a wholly-owned subsidiary of Patagonia Gold (BVI) Limited. Soil Biogenics Ltd. business is the production of bio-organic fertilizer.

     On March 3, 2003 Patagonia Gold (BVI) Limited changed its name to Soil Biogenics Limited and its trading symbol from "PGBVF" to "SOBGF".

     Soil Biogenics Limited (BVI) is engaged in the location, acquisition, exploration and, if warranted, development of mineral resource properties. Soil Biogenics Ltd (Bermuda) is engaged in the production and sale of bio-organic fertilizers.

     All of the mineral properties in which Soil Biogenics Limited (BVI) has an interest or a right to acquire an interest in are currently in the exploration stage. None of the properties have a known body of Mineral Reserves. Soil Biogenics Limited (BVI)'s primary objective is to explore for gold, silver, base metals and industrial minerals and, if warranted, to develop those existing mineral properties. Its secondary objective is to locate, evaluate, and acquire other mineral properties, and to finance their exploration and development either through equity financing, by way of joint venture or option agreements or through a combination of both.

BUSINESS  OVERVIEW

     The Company conducts exploration activities from its headquarters in Vancouver, Canada. The Company controls mineral exploration concessions in Argentina. The Company's strategy is to concentrate its investigations into: (i) Existing operations where an infrastructure already exists; (ii) Properties presently being developed and/or in advanced stages of exploration which have potential for additional discoveries; and (iii) Grass-roots exploration opportunities.

     The Company is currently concentrating its exploration activities in Argentina. The Company is also examining data relating to the potential acquisition of exploration properties in Mexico.

     During Fiscal 2002, the Company continued its preliminary field assessment of its Argentina properties. The Company's exploration work program in 2003 will entail surface mapping of geology, sampling of soils on a grid basis to delineate geochemical anomalies, stream sediment sampling and geophysical surveying. The data assembled from this work will be used to determine whether:
(i) further exploration is warranted; or (ii) whether mineral exploration concession licenses should be surrendered.

     All of the Company's properties are in the exploration stages only and are without a known body of Mineral Reserves. Development of the properties will follow only if satisfactory exploration results are obtained. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercially viable bodies of mineralization. The long-term profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

     Subsequent to the December 31, 2002 yearend the Company completed the acquisition of Soil Biogenics Ltd., a Bermuda corporation, with the issuance of 17,000,000 shares of Patagonia Gold (BVI) Limited restricted common stock. Soil Biogenics (Bermuda) became a wholly-owned subsidiary of Patagonia Gold (BVI) Limited. Soil Biogenics Ltd. (Bermuda) produces a bio-organic fertilizer.

     Piksa Inter LLC is a wholly owned subsidiary of Soil Biogenics Ltd (Bermuda) and was incorporated on March 10, 2000 to patent and commercially market a bio-organic fertilizer called "Super compost Piksa". The Super compost Piksa fertilizer was developed over a ten year period by a group of Russian scientists specializing in biotechnology. The bio-organic fertilizer is produced in a plant in the city of Tomilino near Moscow. In 2003 Piksa Inter opened a second production plant in the city of Chekhov. Piksa Inter LLC's website is http://www.piksa.ru.

     The company holds two patents with respect to the Super compost Piksa. The first patent is for the mixture of four types of bacteria. The second patent is for the process of producing the bio-organic fertilizer.

     The bacteria mixture when combined with sterile compost produces a Super compost Piksa bio-organic fertilizer which is then mixed with soil to increase soil fertility and productivity. The bio-organic fertilizer is also used in the reclamation of soil from contaminations such as oil derivates.

     Retail sales are currently concentrated in the Russian Federation. Customers vary from small farms and private garden owners to construction companies and city governments. In 2003 the Company started the process of certification of the product in the United Arab Emirates. Soil Biogenics Ltd (Bermuda) is currently in the process of incorporating a Spanish wholly owned subsidiary called Soil Biogenics S.L. which will market the bio-organic fertilizer in European markets such as Spain, Germany and France once certification of bio-organic fertilizer has been obtained.

ORGANIZATIONAL STRUCTURE

Soil Biogenics Limited (British Virgin Islands)
Soil Biogenics Ltd. (Bermuda)   100% wholly owned subsidiary of Soil Biogenics
                                Limited (BVI)
Piksa Inter LLC                 100% wholly owned subsidiary of Soil Biogenics
                                Ltd. (Bermuda)
Piksa Research and Production
    Association LLC ("NPO Piksa LLC")   100%  wholly owned subsidiary of
                                        Piksa Inter LLC

EMPLOYEES

Soil Biogenics Limited and its wholly owned subsidiaries employed 13 persons as of June 13, 2003, of which 0 were covered by collective bargaining agreements. The relationship of Soil Biogenics Limited and its subsidiaries with their employees and contractors is considered by Soil Biogenics Limited to be satisfactory. During 2002, 2001 and 2000, there were no strikes or walkouts.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company's financial objectives are to build shareholder value through internal growth, to acquire properties and business that bring added value, to maintain operational flexibility and to minimize operating costs.

     The 2002 financial statements present the Company's results of operations and its financial position. These consolidated financial statements were compiled using United States generally accepted accounting principles ("U.S. GAAP").

     These financial statements present information regarding the financial position and results of operations for the last two years.

     The Company had no revenues during fiscal 2002 and 2001. No funds were raised in fiscal 2002 or 2001.

OPERATING RESULTS

Operating results for the years ending December 31, 2002, 2001, 2000 and 1999 are tabulated below:

                                                   Year Ending
Description                  Dec 31, 2002   Dec 31, 2001   Dec 31, 2000    Dec 31, 1999
Profit (Loss)                    (185,317)      (244,423)       (65,515)      (460,883)
Profit (Loss) per share             (0.01)         (0.02)         (0.01)         (0.03)
General and Administration        236,353         76,877         94,945        103,970
Legal                               6,144            (95)         6,501         21,962
Accounting                         10,589          9,809          2,474         16,591
Exploration                             0              0          1,135         32,236

LIQUIDITY AND CAPITAL RESOURCES

     In fiscal 2002 the Company settled $175,000 of debt with the issuance of 350,000 common shares. The carrying value of the indebtedness approximated the fair value of the common shares issued. No common shares were issued in fiscal 2001.

     At December 31, 2002, the Company had cash of $176 (2001 - $11) and working capital of $903,800 (2001 working capital - $681,283) respectively. Total liabilities as of December 31, 2002 were $9,379 as compared to $120,730 on December 31, 2001, a decrease of $111,351. In fiscal 2002 the Company settled loans payable in the amount of $120,420 by the assignment of its holdings of Aurora Metals (BVI) Limited shares. During 2002 net proceeds from the issuance of common stock were $0 (2001 - $0). In Fiscal 2002 investing activities consisted of additions to mineral properties $0 (2001 - $0) and additions to fixed assets $0 (2001 - $0). For the year ended December 31, 2002 the Company recorded a loss of $185,317, or $0.01 per share, compared to a loss of $244,423 ($0.02 per share) in 2001.

     During the next 12 months the Company needs to raise additional funds through equity offerings and/or debt borrowing to meet its administrative/general operating expenses and to expand its bio-organic fertilizer production business. The Company intends to expand it's current bio-organic fertilizer business and to further develop the Company through the possible acquisition or joint venturing of additional business opportunities. Additional employees will be hired on a consulting basis as required by the exploration projects.

     The Company's exploration properties have not commenced commercial production and the Company has no history of earnings or cash flow from its operations. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its property, there is no assurance that any such activity will generate funds that will be available for operations.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

     The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in note 2 to its consolidated financial statements. The Company's accounting policies relating to depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

     Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2002 and 2001, the Company did not have proven reserves. Costs of initial acquisition of mineral rights and concessions are capitalized until the properties are abandoned or the right expires. Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities

     Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

     The Company does not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company's financial statements.

MARKET RISK DISCLOSURES

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes

PLANS FOR YEAR 2003

     The Company's plans for year 2003 center on the development of it's bio-organic fertilizer subsidiary.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     The following table lists the names and positions of the executive officers and directors of the Company as of December 31, 2002. All executive officers and directors have been elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to each individual are set forth below the table.

         NAME                               POSITION
-----------------------  ------------------------------------------------------
A. Cameron Richardson    Age 50, President since November 29, 2002, Chief
                         Financial Officer since May 17, 2000.  Director,
                         President and Chief Financial Officer of Aurora Gold
                         Corporation.  From 1981 to 1997 held accounting
                         positions with various Canadian resource companies.
-----------------------  ------------------------------------------------------
Agustin Gomez de Segura  Age 48, banker and private investor and developer of new companies.
-----------------------  ------------------------------------------------------
Alexander Becker         Age 42, director of several Russian companies involved
                         in metallurgy, textiles and trading.
-----------------------  ------------------------------------------------------

COMPENSATION

     The following table sets forth information concerning the compensation of the named executive officers as required to be disclosed in accordance with applicable securities regulations during the Corporation's three financial years ended December 31, 2002, December 31, 2001 and December 31, 2000:

                                    ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                              ------------------------------  ----------------------------------------------
                                                                       AWARDS                  PAYMENTS
                              ------------------------------  --------------------------  ------------------
                                                                              SECURITIES
                                                      OTHER                     UNDER-                 ALL
   NAME AND                                          ANNUAL     RESTRICTED      LYING                 OTHER
   PRINCIPAL                                         COMPEN-       STOCK       OPTIONS/     LTIP     COMPEN-
   POSITION          YEAR     SALARY    BONUSES      SATION       AWARD(S)       SARS      PAYOUTS    SATION
                               ($)       ($)          ($)           ($)          (=)        ($)       ($)
     (a)              (b)      (c)       (d)          (e)           (f)          (g)        (h)       (i)
-------------------  -----  ---------  --------  -------------  -----------  -----------  --------  --------
Terry Longair         2002  Nil  (2)        -0-            -0-  None         None         None           -0-
President and         2001  Nil             -0-            -0-  None         None         None           -0-
Director              2000  Nil             -0-            -0-  None         None         None           -0-
-------------------  -----  ---------  --------  -------------  -----------  -----------  --------  --------
A. Cameron            2002  9,791 (2)       -0-            -0-  None         None         None           -0-
Richardson
President and         2001     7,662        -0-            -0-  None         None         None           -0-
Director              2000     6,748        -0-            -0-  None         None         None           -0-
-------------------  -----  ---------  --------  -------------  -----------  -----------  --------  --------

     On November 29, 2002 Mr. Terry Longair resigned from the Board of Directors and as President of the Company to pursue other interests. On November 29, 2002 Mr. Cameron Richardson was appointed to the Board of Directors of the Corporation and President of the Company.

OPTIONS/SAR GRANTS IN LAST FINANCIAL YEAR

     The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs made during the last completed fiscal year to each of the named executive officers:

-----------------------------------------------------------------------------------------
                      OPTION/SAR GRANTS IN FISCAL YEAR 2003
                              (Individual Grants)
-----------------------------------------------------------------------------------------
                                           PERCENT OF
                            NUMBER OF    TOTAL OPTIONS/
                            SECURITIES    SARS GRANTED
                            UNDERLYING    TO EMPLOYEES    EXERCISE OR
                           OPTION/SARS      IN FISCAL      BASE PRICE   EXPIRATION DATE
        NAME               GRANTED (#)        YEAR           ($/Sh)         (M/D/Y)
         (a)                   (b)             (c)            (d)             (e)
-------------------------  ------------  ---------------  ------------  ----------------
Terry Longair (1)          Nil           Nil              Nil           N/A
-------------------------  ------------  ---------------  ------------  ----------------
A. Cameron Richardson (1)  Nil           Nil              Nil           N/A
-------------------------  ------------  ---------------  ------------  ----------------

     (1)  No options were granted. No SARs were granted.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

     The following table sets forth information concerning the exercise of options (or tandem SARs) and freestanding SARs during the financial year ended December 31, 2002 and the value at December 31, 2002 of unexercised in-the-money options and SARs held by each of the Named Executive Officers:

---------------------------------------------------------------------------------
AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES
---------------------------------------------------------------------------------
                                                                     VALUE OF
                                                                   UNEXERCISED
                                                   UNEXERCISED     IN-THE-MONEY
                         SECURITIES   AGGREGATE    OPTIONS/SARS    OPTIONS/SARS
                          ACQUIRED      VALUE     AT FY-END (#)     AT FY-END
                        ON EXERCISE    REALIZED    EXERCISABLE/    EXERCISABLE/
        NAME                (#)          ($)      UNEXERCISABLE   UNEXERCISABLE
        (a)                 (b)          (c)           (d)             (e)
----------------------  ------------  ----------  --------------  --------------
Terry Longair           Nil           Nil         Nil             Nil
----------------------  ------------  ----------  --------------  --------------
A. Cameron Richardson   Nil           Nil         Nil             Nil
----------------------  ------------  ----------  --------------  --------------

LONG-TERM INCENTIVE PLANS ("LTIP") AWARDS TABLE

     The Company does not have a Long-term Incentive Plan.

PENSION PLAN

     The Company does not have a Pension plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

     No directors or officers of the Company are indebted to the Company.

EMPLOYEE INCENTIVE PLAN

     The Company does not have an employee incentive plan.

SHARE OPTION PLAN

    The Share Option Plan is intended to promote the interests of the Corporation and its shareholders by making provisions for stock options as an additional incentive to attract, retain and motivate officers and salaried employees. Grants are made at the discretion of the Board of Directors or a committee of the board comprised of members, a majority of whom are not eligible to participate in the Plan (the "Compensation Committee"). The Board of Directors or the Compensation Committee may, in its discretion, determine which officers or employees will be granted options, the number of Common Shares to be the subject of each option, the purchase price of such shares and the duration of the options, which may not exceed five years. The Board of Directors or the Compensation Committee may also impose other terms and conditions respecting any option granted as it may consider appropriate or necessary.

    Freestanding "SARs" are not provided for under the Share Option Plan. The options may, at the discretion of the Board of Directors or the Compensation Committee, be accompanied by SARs which entitle the holder to elect to terminate his or her options, in whole or in part and, in lieu of receiving the Common Shares ("Option Shares") to which the terminated options relate, elect to receive that number of Common Shares, disregarding fractions, which have a total value equal to the product of the number of Option Shares times the difference between the fair value (at the date of such election) and the option price per share of the Option Shares, less any amount withheld on account of income taxes, which income taxes will be remitted on the employee's behalf by the Corporation.

    During 2002, no options were granted under the Share Option Plan to Named Executive Officers or Directors.

REMUNERATION OF DIRECTORS

     The Company does not pay a fee to its outside, non-officer directors. The Company reimburses its directors for reasonable expenses incurred by them in attending meetings of the Board of Directors. The Corporation paid aggregate remuneration of $0 to the three incumbent and two former directors in their capacities as such during the fiscal period ended December 31, 2002.

EMPLOYMENT CONTRACT AND TERMINATION AGREEMENTS

     None of the Company's officers or directors was party to an employment agreement with the company. Directors and/or officers receive reimbursement of expenses reasonably incurred on behalf of the Company.

BOARD PRACTICES AND CORPORATE GOVERNANCE

MANDATE  AND  DUTIES  OF  THE  BOARD

     The Board has ultimate responsibility for supervising the conduct of the
Company's affairs and the management of its business.   The principal objective
of the Board is to protect and enhance Shareholder value over the long term. Although the Board has delegated to management the responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company. Board members generally serve until the next annual meeting and do not have service contracts.

     The Board's duties include overseeing, strategic planning, reviewing and assessing the principal risks to the Company's business and approving risk management strategies, supervising and evaluating management, authorizing
significant expenditures, ensuring     timely and effective communication with
Shareholders, and overseeing the Company's internal controls and information systems.

     The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel are qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met by telephone five (5) times during 2002.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     The Company's Board of Directors does not have a standing nominating committee or committee performing similar functions. During the fiscal year ended December 31, 2002 the entire board of directors acted as the Company's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. During 2002 the Compensation and Benefits Committee held one meeting by telephone conference call and the audit committee held four meetings by telephone conference call. During 2002 and the first quarter of 2003 the audit committee reviewed the fiscal 2002 interim unaudited financial statements and the yearend audited financial statements.

     The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company's year-end financial statements and other such matters relating to the Company's financial affairs as its members deem appropriate.

     The Audit Committee has discussed matters in the audited financial statements with the independent auditors as required by SAS 61. The Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and has discussed with the independent auditors the independent auditor's independence. Base on the review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for the latest fiscal year for filing with the SEC. Prior to November 29, 2002 the Audit Committee consists of Messrs. Antonino Cacace, Terry Longair and Cosme M. Beccar Varela. Subsequent to November 29, 2003 the Audit Committee consists of Messrs. A Cameron Richardson, Agustin Gomez de Segura and Alexander Becker. Agustin Gomez de Segura is the independent Director and the financial expert serving on the audit committee.

INDEPENDENCE FROM MANAGEMENT

     It is the Board's view that the Board operates and functions independently of management as required. Although the President of the Company also serves as a Director, the Board is of the view that this does not impair the Board's ability to act independently of management. The Board's independence from management is principally derived from the fact that one of the three Board members is unrelated and an independent Director.

SHAREHOLDER COMMUNICATION

     The Company communicates regularly with its Shareholders through annual, as well as news releases and regulatory filings. In addition, the executive officers of the Company are responsible for addressing day-to-day Shareholder enquiries and other Shareholder communication issues.

EXPECTATIONS OF MANAGEMENT

     The Board has delegated to the President, and other executives,
responsibility for     day-to-day management of the business and affairs of the
Company, subject to compliance with directives and objectives established by the Board from time to time. The Board relies on management to provide the Board on a timely basis with information required by the Board to perform its duties.

OUTSIDE ADVISORS

     The Company does not have in place any specific procedures pursuant to which an individual director may engage the services of an outside advisor at the expense of the Company. Any requests for the services of an outside advisor at the expense of the Company would be considered by the Board on a case-by-case basis.

EMPLOYEES

     As of December 31, 2002 the Company and its wholly owned subsidiaries had 11 full-time employees (2001 - 1, 2000 - 1, 1999 - 1) and 1 part-time employee (2001- 1, 2000 - 1, 1999 - 1).

SHARE OWNERSHIP BY DIRECTORS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Company's directors and officers in common as at June 15, 2003. As at June 13, 2003 the Company had 30,162,500 (December 31, 2002 - 12,912,500) shares of Common Stock issued and outstanding.

------------------------------------------  ------------------  ------------
                                                SHARES OF
                                                  COMMON        APPROXIMATE
OFFICERS AND DIRECTORS                      STOCK BENEFICIALLY   PERCENTAGE
NAME OF BENEFICIAL OWNER                          OWNED            OWNED
------------------------------------------  ------------------  ------------
A. Cameron Richardson
1505-1060 Alberni Street,                              250,000           * %
Vancouver, B.C. Canada V6E 4K2
------------------------------------------  ------------------  ------------
Agustin Gomez de Segura
Rdo. Fdez. Villaverde, 36                            2,000,000       6.631 %
28003 Madrid, Spain
------------------------------------------  ------------------  ------------
Alexander Becker
19a, Kuusinena Str.,                                 2,084,040        6.909%
Moscow, Russia 125252
------------------------------------------  ------------------  ------------
TOTAL - OFFICERS AND DIRECTORS (3 persons)           4,334,040      14.369 %
------------------------------------------  ------------------  ------------

For information concerning options granted to the above-mentioned individuals see Item 6 Compensation - Options/SAR Grants Table on page 12.

Agustin Gomez de Segura and Alexander Becker were appointed to the Company's Board of Directors on December 29, 2002.

*    Less than 1%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 13, 2003 by each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock. As at June 13, 2003 there were 30,162,500 shares of Common Stock issued and outstanding.

---------------------------------------------------  ----------------  --------------
            Name and Address of                         Amount and     Percentage of
             Beneficial Owner                           Nature of          Class
                                                     Beneficial Owner
---------------------------------------------------  ----------------  --------------
Carrington International Limited                            3,000,000         9.946 %
Ste 2402, Bank of America tower
12 Harcourt Road, Central Hong Kong
(Beneficially owed by Georg Schnura)

---------------------------------------------------  ----------------  --------------
Kastalia Ltd.                                               2,700,000         8.952 %
Wickhams Cay 1, Road Town, Tortola, British Virgin
Islands
(Beneficially owned by Mr. Alexander Kleimionov)

---------------------------------------------------  ----------------  --------------


---------------------------------------------------  ----------------  --------------
Alexei Y. Sementsow                                         2,312,000         7.665 %
Baklayeva Str.11, App. 105, City of Kimry,
Tver Region, Russia

---------------------------------------------------  ----------------  --------------
Alexander Becker                                            2,084,040         6.909 %
Komsomolsky Pr. 23/7, App. 25, Moscow, Russia

---------------------------------------------------  ----------------  --------------
Norbex Holdings Ltd.                                        2,000,000         6.631 %
Drake Chambers, P.O. Box 3321, Road Town, Tortola,
British Virgin Islands
(Beneficially owned by Agustin Gomez de Segura)

---------------------------------------------------  ----------------  --------------
Redbridge Minerals (Overseas) Ltd.                          2,000,000         6.631 %
Trident Chambers, PO Box 146, Road Town, Tortola,
British Virgin Islands
(Beneficially owned by Mrs. Antonina Tsykova)
---------------------------------------------------  ----------------  --------------

     The listed beneficial owner does not have the right to acquire any common shares within the next sixty days, through the exercise of options, warrants, rights, conversion privilege or similar obligations.

All shareholders have the same voting rights.

RELATED PARTY TRANSACTIONS

     The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

     Certain of the directors of the Company are directors of other mineral resource or resource-related companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. Mr. Richardson is an Officer and Director of Aurora Gold and an Officer and Director of La Plata Gold Corporation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Reference is made to Part III, Item 19 Financial Statements and Exhibits and the Financial Statements appearing as Exhibit (1).

LEGAL PROCEEDINGS

     The Company is not involved in any legal proceedings.

DIVIDEND RECORD AND POLICY

     The Company has not declared cash or share dividends on its common shares since the Company was incorporated in 1997 and has no present plans to pay any cash or share dividends. The Company will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividend.

SIGNIFICANT CHANGES

     Subsequent to December 31, 2002 the Company completed the acquisition of Soil Biogenics Ltd (Bermuda).

ITEM 9. THE OFFER AND LISTING

OFFER AND LISTING DETAILS   -    NOT APPLICABLE

PLAN OF DISTRIBUTION   -         NOT APPLICABLE

MARKETS

     The Common Stock of the Company has been quoted on the NASD OTC Bulletin Board since May 1, 1997. The following tables sets forth the high and low bid prices for the Common Stock for the calendar quarters for the year ending December 31, 2002 and 2001 and the most recent six months as reported by the NASD OTC Bulletin Board. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

PERIOD           FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
---------------  -------------  --------------  -------------  --------------
2002 - High ($)           0.72            1.00           1.01            0.95
2002 - Low ($)            0.52            0.51           0.55            0.30
2001 - High ($)           1.00            0.90           0.90            0.69
2001- Low ($)             0.69            0.55           0.50            0.35
---------------  -------------  --------------  -------------  --------------

MONTH          HIGH ($)  LOW ($)
-------------  --------  -------
June 2003          2.00     1.40
May 2003           2.00     1.40
April 2003         2.00     1.40
March 2003         1.50     1.08
February 2003      1.05     0.90
January 2003       0.95     0.75

ITEM 10. ADDITIONAL INFORMATION

SHARE  CAPITAL

     The authorized capital of the Company is 50,000,000 shares of no par value.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Patagonia Gold Corporation was incorporated under the laws of the State of Florida on March 31, 1993, under the name "Cayman Purchasing & Supply, Inc.". The Company changed its name to Patagonia Gold Corporation on October 13, 1997.

     Patagonia Gold (BVI) Limited was incorporated under the International Business Companies Act of the British Virgin Islands on the 23rd day of August 2002 as a 100% wholly owned subsidiary of Patagonia Gold Corporation.

     On November 14, 2002 Articles of Merger between Patagonia Gold (BVI) Limited and Patagonia Gold Corporation of Florida were filed with the Registrar of Companies of the British Virgin Islands pursuant to the International Business Companies Act (Cap 29) whereby Patagonia Gold (BVI) Limited was the surviving company in the merger.

     On February 11, 2003 Patagonia Gold (BVI) Limited filed an amended and restated Memorandum of Association and Articles of Association with the Registrar of Companies of the British Virgin Islands pursuant to the International Business Companies Act (Cap 291), changing the Company's name from Patagonia Gold (BVI) Limited to Soil Biogenics Limited.

     The Company's Memorandum of Association and Articles of Association as amended and restated include its corporate name, the place in the British Virgin Islands where its registered office is located; it's minimum and maximum number of directors and the authorized share capital of the Corporation. There are only Common Shares outstanding. The Company may engage in any act or activity that is not prohibited under the laws of the British Virgin Islands.

     The Company's Memorandum of Association and Articles of Association as amended and restated are filed as Exhibit 3.2.2 to the Corporation's Annual
Report on Form 20-F for the year ended December 31, 2002, which is hereby incorporated by reference.

MATERIAL  CONTRACTS  -  NOT  APPLICABLE

EXCHANGE  CONTROLS

     The Company is limited in its ability to pay dividends on its Common Shares by limitations under British Virgin Island law relating to the sufficiency of profits from which dividends may be paid. Under the International Business Companies Act of the British Virgin Islands the declaration of a dividend is authorized by resolution of the board of directors

     The Company is an International Business Company ("IBC") incorporated under the provisions of the International Business Companies Act (the "Act") of the British Virgin Islands (the "BVI"). The transfer of shares between persons regarded as residents outside of the BVI is not subject to any exchange controls. Likewise, issues and transfers of the shares involving any person regarded as resident in the BVI are not subject to exchange control approval. There are no limitations on the rights of non-BVI owners of the Common Stock to hold or vote their shares. Because the Company is an IBC, there are no restrictions on its ability to transfer funds into and out of the BVI or to pay dividends to U.S. residents who are holders of the Common Stock.

     In accordance with the Company's Memorandum and Articles of Association, share certificates may be issued as either registered shares or shares issued to bearer as the directors may by resolution determine. In the case of a representative acting in a special capacity (for example, as an executor or trustee), share certificates should record the capacity in which the representative is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. The Company takes no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

     As an IBC, the Company has no power to: (i) carry on business with persons resident in the BVI; (ii) own an interest in real property situated in the BVI, other than a lease of property for the use as an office from which to communicate with the shareholders or where books and records of the Company are prepared and maintained; (iii) carry on banking or trust business, unless it is licensed under the BVI Banks and Trusts Companies Act of 1990; (iv) carry on business as an insurance or a reinsurance company, insurance agency or insurance broker, unless it is licensed under an enactment authorizing it to transact that business; (v) carry on the business of company management unless it is licensed under the BVI Company Management Act, of 1990; or (vi) carry on the business of providing a registered office or the registered agent for companies incorporated in the BVI.

     There are no restrictions on the degree of foreign ownership of the Company. The Company is subject neither to taxes on its income or dividends nor to any foreign exchange controls in the BVI. In addition, the Company is not subject to capital gains tax in the BVI, and profits can be accumulated by the Company, as deemed by management to be required, without limitation.

TAXATION

     The following discussion summarizes tax consequences to a holder of Common Stock of the Company under present British Virgin Islands tax laws. The discussion does not deal with all possible tax consequences relating to the Company's operations or the ownership of the Common Stock and does not purport to deal with the tax consequences applicable to particular investors, some of which (include banks, securities dealers, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (non-BVI) tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this filing, all of which are subject to change.

BRITISH VIRGIN ISLANDS TAXATION

     Under the International Business Companies Act of the British Virgin Islands (the "International Business Companies Act") as currently in effect, a holder of Common Stock paid with respect to the Common Stock of the Company. A holder of Common Stock of the Company is not liable for BVI income tax on gains realized on the sale or disposal of such shares. The BVI does not impose a withholding tax on dividends paid by the Company to its shareholders due to its incorporation under the International Business Companies Act.

     There are no capital gains or income taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the Common Stock of the Company is not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the BVI.

     As an exempted company, the Company is required to pay the BVI government an annual license fee based on the Company's stated authorized capital.

     This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to the United Sates federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders should therefore consult their own tax advisors with respect to their particular circumstances.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    See the notes to the consolidated financial statements in Item 17 and "Management's Discussion and Analysis" in Item 5 for additional information.

     The Company's reporting currency is United States dollars. The Company does not enter into any hedging transactions or hold any derivative instruments. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2 (l) to the Consolidated Financial Statements.

     The Company competes with other mining companies in connection with the acquisition of mining claims and leases on gold and other precious metals prospects. The Company's wholly owned subsidiary competes with other fertilizer manufacturing companies in the production and sales of fertilizer. The Company also competes with other companies in connection with the recruitment and retention of qualified employees.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES - NOT APPLICABLE

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES - NONE

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS - NONE

ITEM 15. CONTROLS AND PROCEDURES

(a) Within 90 days prior to the date of this report, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial, and non-financial information, required to be disclosed on Form 20-F, and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Based on the foregoing, the Company's management, including the President and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) are effective.

(b) There have been no significant changes in our internal controls, or in other factors, that could significantly affect these controls subsequent to the date of the evaluation hereof. No corrective actions were taken, therefore, with regard to significant deficiencies and material weaknesses.

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Company's Audit Committee is composed of A Cameron Richardson, Agustin Gomez de Segura and Alexander Becker. Agustin Gomez de Segura is the independent director and financial expert serving on the audit committee.

ITEM 16 B. CODE OF ETHICS

     The Company has not yet adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company is currently drafting a code of ethics.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit  Fees:

     The aggregate fees billed by Moore Stephens Ellis Foster Ltd. for professional services for the audit of the Company's annual consolidated financial statements for fiscal 2002, review of the consolidated financial statements included in the Company's Annual Report on Form 10-KSB for fiscal 2002 and reviews of the financial statements included in the quarterly Form 10-QSB during the 2002 fiscal year were $5,000 (2001 - $5,350).

All  other  fees:

     The aggregate fees billed to the Company for all other services by Moore Stephens Ellis Foster Ltd. for fiscal 2002 were $ 0 (fiscal 2001 - $0).


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

    The Corporation has elected to comply with the financial statement requirement of this Item rather than Item 18. The financial statements filed as part of this Annual Report are listed in "Item 19 - Financial Statements and Exhibits".

    These financial statements were prepared in accordance with United States generally accepted accounting principles and Regulation S-X and are expressed in United States dollars.

ITEM 18. FINANCIAL STATEMENTS

The Corporation has elected to comply with the financial statement requirement of Item 17 rather than this Item.

ITEM 19. EXHIBITS

FINANCIAL STATEMENTS

Reference is made to the Financial Statements appearing as Exhibit (1).

INDEX  TO  FINANCIAL  STATEMENTS

------------------------------------------------------------  ------------
FINANCIAL STATEMENTS                                              PAGE
------------------------------------------------------------  ------------
Audited Financials -December 31, 2002 and December 31, 2001.
Report of Independent Accountants                                  F-2
Balance Sheet                                                      F-3
Consolidated Statement of Stockholders' Equity                     F-4
Consolidated Statements of Operations                              F-5
Consolidated Statement of Cash Flows                               F-6
Notes to Financial Statements                                 F- 7 to F-15

INDEX TO EXHIBITS

Exhibits

2.1.1   Plan  of  Merger
2.1.2   Articles  of  Merger
3.1.1   Certificate  of  Incorporation*
3.1.2   Certificate  of  Restoration  and  Renewal  of  Certificate  of
        Incorporation*
3.2.1   By-laws*
3.2.2a  Amended  and  Restated  Memorandum  of  Association
3.2.2b  Amended  and  Restated  Articles  of  Association
13.1    Form  10-QSB  for  the  Quarter  ended  March  31,  2002*
13.2    Form  10-QSB  for  the  Quarter  ended  June  30,  2002*
13.3    Form  10-QSB  for  the  Quarter  ended  September  30,  2002*
16.     Letter  on  change  in  certifying  accountant*
--------
*  Previously  Filed

Reports  on  Form  8-K

Report dated March 3, 2003 *
Report dated December 4, 2002 *
Report dated October 29, 2002 *
--------
*  Previously Filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                 SOIL  BIOGENICS  LIMITED
                                                 (Registrant)

Date:  June 24, 2003                        BY:  /s/  A. Cameron Richardson
                                                 A. Cameron Richardson
                                                 Director and President

Date:  June 24, 2003                        BY:  /s/  Agustin Gomez de Segura
                                                 Agustin Gomez de Segura
                                                 Director

CERTIFICATIONS

I, A Cameron Richardson, certify that:

1.   I have reviewed this annual report on Form 20-F of Soil Biogenics Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 24, 2003                  BY: /s/ A Cameron Richardson
                                           A Cameron Richardson
                                           President and Chief Financial Officer

            SOIL BIOGENICS LIMITED
            (formerly Patagonia Gold (BVI) Limited)
            (A development stage company)

            Financial Statements
            (EXPRESSED IN U.S. DOLLARS)
            December 31, 2002 and 2001



            INDEX
            -----

            Report of Independent Accountants

            Balance Sheets

            Statements of Stockholders' Equity

            Statements of Operations

            Statements of Cash Flows

            Notes to Financial Statements


                                       F1

MOORE STEPHENS ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  www.ellisfoster.com

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

SOIL  BIOGENICS  LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)


We have audited the balance sheets of SOIL BIOGENICS LIMITED ("the Company") as at December 31, 2002 and 2001 and the statements of stockholders' equity, operations and cash flows for the years then ended and cumulative data from June 30, 1997 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of their operations and their cash flows for the years then ended and cumulative data from June 30, 1997 to December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Vancouver, Canada                         "MOORE STEPHENS ELLIS FOSTER LTD."
June  12,  2003                                 Chartered  Accountants


                                       F2
--------------------------------------------------------------------------------
MS An independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Balance Sheets
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
===========================================================================
                                                      2002         2001
---------------------------------------------------------------------------
ASSETS

CURRENT
  Cash and cash equivalents                       $       176   $       11
  Receivables                                               -          118
  Investments                                         913,003      801,884
---------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                  913,179      802,013

NOTES RECEIVABLE, non-interest bearing                      -       39,821
---------------------------------------------------------------------------

TOTAL ASSETS                                      $   913,179   $  841,834
===========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities        $     9,379   $   98,753
  Note payable, non-interest bearing                        -       21,977
---------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                               9,379      120,730
---------------------------------------------------------------------------

STOCKHOLDERS' EQUITY

SHARE CAPITAL
  Authorized:
    50,000,000 common shares without par value
  Issued:
    12,912,500 (2001: 13,000,000) common shares             -            -

PAID-IN CAPITAL                                     2,015,000    1,840,000

ACCUMULATED DEFICIT                                (1,120,423)    (935,106)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)           9,223     (183,790)
---------------------------------------------------------------------------

STOCKHOLDERS' EQUITY                                  903,800      721,104
---------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $   913,179   $  841,834
===========================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F3

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Statements of Stockholders' Equity
Years Ended December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
=========================================================================================================================
                                                                                     Accumulated                    Total
                                                                                           Other       Total      compre-
                                                                                         compre-      stock-      hensive
                                       Common stock         Paid-in   Accumulated        hensive    holders'       income
                                     Shares     Amount      capital      (deficit)  income (loss)     equity       (loss)
-------------------------------------------------------------------------------------------------------------------------

RECAPITALIZATION (Note 1)          13,000,000   $     -  $1,840,000  $  (690,683)  $    (497,061)  $ 652,256   $       -

Net (loss) for the year                     -         -           -     (244,423)              -    (244,423)   (244,423)

Other comprehensive income
- Unrealized investment income              -         -           -            -         313,271     313,271     313,271
-------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2001         13,000,000         -   1,840,000     (935,106)       (183,790)    721,104   $  68,848
                                                                                                              ===========
For settlement of debt
  at $0.50 per share in November      350,000         -     175,000            -               -     175,000           -

Cancellation of common stocks
  held in escrow                     (437,500)        -           -            -               -           -           -

Net (loss) for the year                     -         -           -     (185,317)              -    (185,317)   (185,317)

Other comprehensive income
- Unrealized investment income              -         -           -            -         193,013     193,013     193,013
-------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2002         12,912,500   $     -  $2,015,000  $(1,120,423)  $       9,223   $ 903,800   $   7,696
=========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F4

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Statements of Operations
(EXPRESSED IN U.S. DOLLARS)
=====================================================================================
                                               Cumulative
                                                  June 30          Year          Year
                                                  1997 to         Ended         Ended
                                              December 31   December 31   December 31
                                                     2002          2002          2001
-------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
  Administrative and general                 $   127,717   $    13,829   $    35,501
  Professional fees - accounting and legal       105,826        16,733         9,714
  Salaries and consulting fees                   368,599       205,791        31,662
-------------------------------------------------------------------------------------

                                                 602,142       236,353        76,877

EXPLORATION EXPENSES                             152,419             -             -

WRITE-OFF OF MINERAL PROPERTY COSTS              309,250             -        12,250
-------------------------------------------------------------------------------------

                                              (1,063,811)     (236,353)      (89,127)
-------------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
  Interest income                                 34,593             -           892
  Dividend income                                  2,835             -             -
  Realized gain (loss) on
    sale of investments                            9,203       125,139      (145,901)
  Write-down of investments                      (72,788)      (72,788)            -
  Interest expense                               (15,842)         (189)         (519)
  Foreign exchange loss                          (14,613)       (1,126)       (9,768)
-------------------------------------------------------------------------------------

                                                 (56,612)       51,036      (155,296)
-------------------------------------------------------------------------------------

NET (LOSS) FOR THE PERIOD                    $(1,120,423)  $  (185,317)  $  (244,423)
=====================================================================================

(LOSS) PER SHARE - basic and diluted                       $     (0.01)  $     (0.02)
=====================================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
   - basic and diluted                                      12,991,849    13,000,000
=====================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F5

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Statements of Cash Flows
(EXPRESSED IN U.S. DOLLARS)
====================================================================================
                                                Cumulative
                                                   June 30         Year         Year
                                                   1997 to        Ended        Ended
                                               December 31  December 31  December 31
                                                      2002         2002         2001
------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN)
  OPERATING ACTIVITIES
  Net (loss) for the period                   $(1,120,423)  $(185,317)  $  (244,423)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    - realized loss (gain) on sale of
        investments                               (13,133)   (125,319)      145,901
    - expenses settled by common stocks           178,000     175,000             -
    - write-down of investments                    72,788      72,788             -
    - write-off of mineral property costs         309,250           -        12,250
  Changes in assets and liabilities:
    - decrease (increase) in receivables             (118)     39,821       (39,880)
    - increase in accounts payable                108,120       9,368        45,107
------------------------------------------------------------------------------------
                                                 (465,516)    (13,659)      (81,045)
------------------------------------------------------------------------------------


CASH FLOWS FROM (USED IN)
  INVESTING ACTIVITIES
  Purchase of available-for-sale securities    (2,470,742)          -      (291,001)
  Proceeds from sale of available-for-sale
    securities                                  1,386,707      13,824       349,658
  Mineral property costs                          (12,250)          -             -
------------------------------------------------------------------------------------
                                               (1,096,285)     13,824        58,657
------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN)
  FINANCING ACTIVITIES
  Proceeds from issuance of common stocks       1,540,000           -             -
  Proceeds from notes payable                      21,977           -        21,047
------------------------------------------------------------------------------------
                                                1,561,977           -        21,047
------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                176         165        (1,341)

CASH AND CASH EQUIVALENTS,
  beginning of period                                   -          11         1,352
------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
  end of period                               $       176   $     176   $        11
====================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F6

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Notes to Financial Statements

December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
================================================================================

1.   NATURE  OF  BUSINESS  AND  GOING  CONCERN

     The Company was incorporated under the laws of the British Virgin Islands on August 23, 2002 and changed its name to Soil Biogenics Limited on February 11, 2003.

     The Company was formed as a wholly owned subsidiary of Patagonia Gold Corporation ("Patagonia"), a Florida State, United States of America incorporated company listed on the NASDAQ OTC Bulletin Board. The Company had no operations prior to November 29, 2002. Effective November 29, 2002, the shareholders of Patagonia approved a Plan and Articles of Merger (the "Merger") with the Company, whereby all the assets and liabilities of Patagonia vested by virtue of such merger into the Company. The shareholders of Patagonia received one common share of the Company for each common share of Patagonia they owned. Upon completion of the Merger, the common shares of the Company replaced the common shares of Patagonia on the NASDAQ OTC Bulletin Board and Patagonia ceased to exist.

     This transaction resulted in the former shareholders of Patagonia becoming the shareholders of the Company. Accordingly, the accounting principle is to treat the Company as a continuation of the operations of Patagonia. Under this basis of accounting, the Company's operating results and cash flows for the year ended December 31, 2002 will include Patagonia's operating results and cash flows from January 1, 2002 to November 28, 2002. The Company is also reporting the 2001 figures of Patagonia as the comparative figures of the Company in 2002. The cumulative data of Patagonia's operating results and cash flows from June 30, 1997 to November 28, 2002 will also be included in the cumulative data of the Company's operating results and cash flows.

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not generated any operating revenues to date and incurred recurring operating losses. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from this uncertainty.

     The Company's continuing operations, as intended, are dependent upon its ability to obtain additional financing and identify, evaluate and negotiate an acquisition of an interest in properties, assets and businesses. The Company will require additional funds to meet its obligations and maintain its operations. Management's plans in this regard are to raise equity and/or debt financing as required.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F7

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Notes to Financial Statements

December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES

     (a)  Accounting  Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

     (b)  Foreign  Currency  Transactions

          At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into U.S. dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

     (c)  Cash  Equivalents

          Cash equivalents are comprised of certain highly liquid instruments with a maturity of three months or less when purchased. There were no cash equivalents as of December 31, 2001 and 2002.

     (d)  Concentration  of  Credit  Risk

          The Company places its cash and cash equivalents with high credit quality financial institutions. The Company had no funds deposited in a financial institution beyond the insured limits as of December 31, 2001 and 2002.

     (e)  Investments

          Available-for-sale securities are carried at fair market value with unrealized holding gains and losses included in stockholders' equity. Realized gains and losses are determined on an average cost basis when securities are sold.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F8

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Notes to Financial Statements

December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (f)  Long-lived  Assets  Impairment

          The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value

     (g)  Comprehensive  Income

          The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity.

     (h)  Expenses  Related  to  Mineral  Properties

          Exploration costs are charged to operations as incurred as are normal development costs until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from reserves equals or exceeds the costs deferred. Cost of initial acquisition of mineral rights and concessions are capitalized until the properties rights are abandoned, expired or became impaired. Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities. Costs related to site restoration programs are accrued over the life of the project.

     (i)  Advertising  Expenses

          The Company expenses advertising costs as incurred. The Company did not incur any advertising costs in 2001 and 2002.

     (j)  Income  Taxes

          The Company adopted SFAS No. 109, Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F9

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Notes to Financial Statements

December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (k)  Loss  Per  Share

          The Company adopted SFAS No. 128, Earnings Per Share. Loss per share is computed using the weighted average number of shares outstanding during the year.

     (l)  Fair  Value  of  Financial  Instruments

          The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash, receivables, investments and accounts payable and accrued liabilities. Fair values were assumed to approximate carrying values for these financial instruments, as they are short term in nature. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

     (m)  New  Accounting  Pronouncements

          In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issued No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 will not have an impact on the Company's financial statements.

          In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of indebtedness of Others - An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have impact on the Company's financial statements.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F10

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Notes to Financial Statements

December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (m)  New  Accounting  Pronouncements  (continued)

          In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income
          (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 will not have an impact on the Company's financial statements.

          In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 will not have an impact on the Company's financial statements.

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have an impact on the Company's financial statements.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 will not have an impact on the Company's financial statements.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F11

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Notes to Financial Statements

December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
================================================================================

3.   INVESTMENTS

     Investments consist of available-for-sale securities and are summarized as follows:

-------------------------------------------------------------------------------------
                                      Gross        Gross         Accumulated
                                 unrealized    unrealized         unrealized   Market
                       Cost           gains        losses     gains (losses)    value
-------------------------------------------------------------------------------------

January 1, 2001     $1,190,232   $   171,222  $  (668,283)  $     (497,061)  $693,171
Change in the year    (204,558)      163,871      149,400          313,271    108,713
-------------------------------------------------------------------------------------

December 31, 2001      985,674       335,093     (518,883)        (183,790)   801,884
Change in the year     (81,894)       99,394       93,619          193,013    111,119
-------------------------------------------------------------------------------------

December 31, 2002   $  903,780   $   434,487  $  (425,264)  $        9,223   $913,003
-------------------------------------------------------------------------------------

4.   MINERAL  PROPERTY  COSTS

     (a)  Argentina

          The Company held several mineral concessions in the Province of La Rioja, Argentina. Acquisition costs of $3,000 for these mineral concessions were capitalized by the Company. In 2001, the Company wrote off the acquisition cost since no proven mineral reserves were discovered and the recoverability of these costs was in doubt.

     (b)  Guatamala

          The Company capitalized $9,250 of acquisition cost and earned a 50% interest in the San Diego Mineral Exploration Reconnaissance License. In 2001, the Company wrote-off the acquisition cost since it decided not to make the annual fee payment and thereby forfeited the mineral reconnaissance licence.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F12

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Notes to Financial Statements

December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
================================================================================

5.   NON-CASH  TRANSACTIONS

     (a) In 2002, the Company issued 350,000 common shares at $0.50 per share in settlement of consulting fees of $175,000.

     (b) In 2002, the Company transferred 301,050 common shares at $0.40 per share of its securities investment in a listed company to a debtor in settlement of $120,420 owed.

6.   RELATED  PARTY  TRANSACTIONS

     The Company paid consulting fees of $9,791 to a director of the Company.

7.   SUBSEQUENT  EVENT

     The Company is in the process of completing the acquisition of Soil Biogenics Ltd. ("SBL Bermuda"), a Bermuda incorporated company, by the issuance of 17,000,000 of its common shares. SBL Bermuda has a wholly owned Russian subsidiary, Piksa Inter LLC and is in the business of producing bio-organic fertilizer.

     Pursuant to the Share Exchange Agreement between the Company and the shareholders of SBL Bermuda, the shareholders of SBL Bermuda will receive one common share of the Company for each common share of SBL Bermuda they own. After the acquisition, SBL Bermuda will become a wholly owned subsidiary of the Company. The transaction will result in the former shareholders of SBL Bermuda becoming the majority shareholders of the Company. Accounting principles applicable to reverse acquisition have been applied to record this transaction. Under this basis of accounting, SBL Bermuda has been identified as the acquirer and, accordingly, the combined entity is considered to be a continuation of the operations of SBL Bermuda with the net assets of the Company being acquired by SBL Bermuda.


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F13

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Notes to Financial Statements

December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
================================================================================

7.   SUBSEQUENT  EVENT  (continued)

     The following presents the 2002 pro-forma financial position and operating results of the combined entity as if the Company has completed the above transaction as at January 1, 2002, using the 2002 unaudited financial statements of SBL Bermuda.


Pro-forma Consolidated Balance Sheet as at December 31, 2002 (unaudited)
------------------------------------------------------------------------

ASSETS
Current assets
   Cash and cash equivalents                 $   35,476
   Investments                                  913,003
   Accounts receivable                           74,900
   Inventories                                   48,100
--------------------------------------------------------
TOTAL CURRENT ASSETS                          1,071,479
Long term receivables                             3,000
Property, plant and equipment                   160,800
Patents,  licenses and trademarks                 1,800
--------------------------------------------------------

TOTAL ASSETS                                 $1,237,079
========================================================

LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities  $  126,779
   Loans payable                                 95,800
--------------------------------------------------------

TOTAL CURRENT LIABILITIES                       222,579
--------------------------------------------------------

STOCKHOLDERS' EQUITY
Share capital                                         -
Paid-in capital                               1,008,304
Accumulated deficit                            (181,217)
Accumulated other comprehensive income          187,413
--------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                    1,014,500
--------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $1,237,079
========================================================


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F14

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
(An development stage company)

Notes to Financial Statements

December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
================================================================================

7.   SUBSEQUENT  EVENT  (continued)

Pro-forma Consolidated Statement of Operations and Deficit for the year ended
-----------------------------------------------------------------------------
December 31, 2002 (unaudited)
-----------------------------

SALES                             $149,900
-------------------------------------------

COSTS AND EXPENSES
  Operating                        115,000
  General and administrative       246,853
  Amortization                         500
-------------------------------------------
                                   362,353
-------------------------------------------

OTHER INCOME (EXPENSES)
  Interest income                    1,400
  Realized gain on investments     125,139
  Write-down of investments        (72,788)
  Interest expense                  (3,289)
  Foreign exchange loss             (1,126)
-------------------------------------------
                                    49,336
-------------------------------------------

LOSS BEFORE INCOME TAXES          (163,117)

INCOME TAXES                         5,300
-------------------------------------------

LOSS FOR THE YEAR                $(168,417)
===========================================


MOORE STEPHENS ELLIS FOSTER LTD.
                                       F15