Form 20-F
period 2003-12-31
SOIL BIOGENICS LTD
filed 2004-07-07
CIK 1049576

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                              OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the Fiscal Year Ended December 31, 2003
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from to.

                         Commission File Number: 0-26531

                             SOIL BIOGENICS LIMITED
             (Exact name of Registrant as specified in its charter)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

                Marques de Urquijo 5, 5  B, 28008, Madrid, Spain
                     (Address of Principal executive office)

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

December 31, 2003     30,162,500 Common Shares

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

                            [X] Item 17  [ ] Item 18

                             SOIL BIOGENICS LIMITED
                                TABLE OF CONTENTS


PART I

  GENERAL INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . .3
  FORWARD LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . . .3
  CURRENCY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3

  ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS  . . .4
  ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE  . . . . . . . . . .4
  ITEM 3.     KEY INFORMATION  . . . . . . . . . . . . . . . . . . . . . .4
  ITEM 4.     INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . . .5
  ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . . .8
  ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES . . . . . . . . 10
  ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS  . . . . 15
  ITEM 8.     FINANCIAL INFORMATION  . . . . . . . . . . . . . . . . . . 16
  ITEM 9.     THE OFFER AND HISTORY  . . . . . . . . . . . . . . . . . . 16
  ITEM 10.    ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . 17
  ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
              RISK . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
  ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . 19

PART II

  ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES  . . . . . 19
  ITEM 14.    MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
              USE OF PROCEEDS  . . . . . . . . . . . . . . . . . . . . . 19
  ITEM 15.    CONTROLS AND PROCEDURES  . . . . . . . . . . . . . . . . . 19
  ITEM 16.    (RESERVED) . . . . . . . . . . . . . . . . . . . . . . . . 19
  ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT . . . . . . . . . . . . . 19
  ITEM 16B.   CODE OF ETHICS . . . . . . . . . . . . . . . . . . . . . . 20
  ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES . . . . . . . . . . 20
  ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR
              AUDIT COMMITTEES . . . . . . . . . . . . . . . . . . . . . 21
  ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND . . . . . 21
              AFFILIATED PURCHASERS

PART III

  ITEM 17.    FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . 21
  ITEM 18.    FINANCIAL STATEMENTS (NOT APPLICABLE)  . . . . . . . . . . 22
  ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS  . . . . . . . . . . . . 22

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22

PART I

GENERAL INFORMATION

DEFINED TERMS

Soil Biogenics Limited is a corporation organized under the laws of the British Virgin Islands. As used in this document, the term "Soil Biogenics" refers to Soil Biogenics Limited and the terms "we", "us", "our", and the "Company" refer to Soil Biogenics and, as applicable, Soil Biogenics and its direct and indirect subsidiaries as a group.

FORWARD-LOOKING STATEMENTS

This document, including the documents incorporated by reference, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. Statements containing words such as "could", "expect", "may", "anticipate", "believe", "intend", "estimate", "plan" and similar expressions constitute forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Forward-looking statements are subject to important risks, uncertainties and assumptions that are difficult to predict. The results or events predicted in forward-looking statements may differ materially from actual results or events. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: general business and economic conditions and governmental policies affecting the agricultural industry in localities where the Company or its customers operate; weather conditions; the impact of competitive products; pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions of, required governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal proceedings, including environmental and administrative proceedings involving the Company; success in implementing the Company's various initiatives; and other risk factors reported from time to time in the Company's
Securities and Exchange Commission reports.   These factors are based upon the
Company's strategic plans and direction under its current Board of Directors and management.

As a result of these and other factors, there is no assurance that any of the events, circumstances or results anticipated by forward-looking statements included or incorporated by reference into this document will occur or, if they do, of what impact they will have on our business or on our results of operations and financial condition.

CURRENCY

All dollar references are to United States dollars unless indicated.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.     KEY INFORMATION

SELECTED FINANCIAL DATA

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
                                    (EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)
                                  2003         2002          2001          2000          1999
                                   $             $            $             $             $
-------------------------------------------------------------------------------------------------
OPERATING RESULTS
Sales                             369,200       151,977  N/A           N/A           N/A
Loss from operations             (214,860)       19,548     (244,423)      (65,515)     (460,883)
Net Loss                         (346,602)       13,550     (244,423)      (65,515)     (460,883)
Cash flow used in operations      362,887        62,998       81,045        78,761       125,686
Capital expenditures               36,150         4,678  N/A           N/A                 9,250

FINANCIAL POSITION
Cash and short-term deposits       58,822        35,350           11         1,352        22,913
Investments                     1,046,377             -      801,884       693,171       921,332
Total assets                    1,442,152       312,407      841,834       706,832       956,502
Long-term debt                N/A           N/A          N/A                   930        76,879
Capital stock                     915,959       105,817    1,840,000     1,840,000     1,840,000
Shareholders' equity            1,050,598       107,172      721,104       652,256       844,623

PER SHARE DATA
Net loss per share                  (0.01)         0.00        (0.02)        (0.01)        (0.03)

SHARES OUTSTANDING
At year end                    30,162,500    17,000,000   13,000,000    13,000,000    13,000,000
Weighted average during year   28,539,726    16,950,027   13,000,000    13,000,000    13,000,000

The above Five Year Comparative Summary of Selected Financial Data reflects that the acquisition of Soil Biogenics Ltd (Bermuda) by Soil Biogenics Limited (BVI) was accounted for as a recapitalization of Soil Biogenics Ltd (Bermuda) because the shareholders of Soil Biogenics Ltd (Bermuda) controlled Soil Biogenics Limited (BVI) after the acquisition. Soil Biogenics Ltd (Bermuda) was treated as the acquiring entity for accounting purposes and Soil Biogenics Limited (BVI) was the surviving entity for legal purposes.

MARKET

The soil regeneration, soil reclamation and grass and crop nutrients industry is a global market, in which supply and demand are dictated by worldwide factors. Demand is driven largely by economic and political conditions, demographics as well as limits on arable land. Population growth increases demand for agricultural products, as do increases in disposable income and associated improvements in diet. Improved diets include greater consumption of livestock and poultry, which together lead to an increase in the annual consumption of grain. An increasing demand for grain, combined with limits on arable land, drives demand for higher crop yields through greater application of crop nutrients/fertilizers, soil regeneration and reclamation. Supply of products of crop nutrients and fertilizers for soil regeneration and reclamation is generally driven by higher global commodity prices, weather conditions and local government policies.

Given the commodity nature of the soil regeneration, soil reclamation and grass and crop nutrients business, industry players compete largely on the basis of low cost and, to a lesser extent, differentiated customer service. Low cost is principally a function of the ability to strategically source raw material inputs and the breadth and cost of the transportation infrastructure.

FACTORS AFFECTING DEMAND

The Company currently sells its products in the Moscow region. Future sales of the Company's products throughout Russia, the Commonwealth of Independent States
(CIS), Spain, the Southern Mediterranean and Europe will be affected by unfavorable changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade; unexpected changes in tax and trade treaties and strengthening or weakening of foreign economies may cause sales trends to customers in one or more foreign countries to differ from sales trends in Russia.

Revenues are highly dependent upon conditions in the Russian agriculture, landscaping and gardening industries and can be affected by crop failure, changes in agricultural production, landscaping and gardening practices, government policies and weather. Furthermore, the Company's business is seasonal to the extent Russian farmers, agricultural enterprises and landscaping companies purchase more of the Company's products during the spring and fall.

The Company maintains its accounts in United States dollars. The Company's operations in Russia and Spain are subject to risks from changes in foreign currencies. The costs of the Russian operations are principally denominated in Roubles while the Spanish operations are denominated in the Euro. As a result, significant changes in the exchange rate of these two currencies can have a significant effect on the company's business and results of operations. For additional detail, see Market Risk in Item 5, "Market Risk Disclosures" and Item 11 "Quantitative and Qualitative Disclosures about Market Risk" of this Annual Report on Form 20-F.

CONFLICTS OF INTEREST

The Company's Directors serves as Directors of other companies. To the extent that such other companies may participate in ventures in which the Company may participate, a Director may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In addition, conflicts of interest may arise from time to time, as a result of the Company engaging in transactions in which Directors and Officers of the Company may have an interest. Please refer to Item 7, "Related Party Transactions."

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

In December 2002 Patagonia Gold (BVI) Limited entered into an agreement with the shareholders of Soil Biogenics Ltd., a Bermuda corporation, to acquire 100% of the issued and outstanding shares of Soil Biogenics Ltd. for 17,000,000 shares of Patagonia Gold (BVI) Limited restricted common stock. Soil Biogenics will be a wholly-owned subsidiary of Patagonia Gold (BVI) Limited. The company completed the acquisition of Soil Biogenics Ltd. in February 2003 when it issued 17,000,000 shares to the former shareholders of Soil Biogenics Ltd.

On March 3, 2003 Patagonia Gold (BVI) Limited changed its name to Soil Biogenics Limited and its trading symbol from "PGBVF" to "SOBGF".

On March 7, 2003 Soil Biogenics Ltd. acquired 100% of the issued and outstanding shares of Soil Biogenics S.L., formerly known as AAM Emprendimentos, S.L. AAM Emprendimentos, S.L was incorporated as a Limited liability Mercantile Company in Madrid, Spain on August 5, 2002. The company was inactive prior to its acquisition by Soil Biogenics Ltd.

Soil Biogenics Limited is engaged in the design, development and manufacture of bio-organic and biological fertilizers used in soil regeneration, reclamation and improvement of intracellular processes in grass and agricultural plants through its subsidiary Soil Biogenics Ltd.

BUSINESS OVERVIEW

Piksa Inter LLC, a wholly owned subsidiary of Soil Biogenics Ltd (Bermuda), is a production and scientific research company engaged in the design, development and manufacture of bio-organic and biological fertilizer products used for soil regeneration, reclamation and improvement of intracellular processes in grass and agricultural plants. The company is a wholly owned subsidiary of Soil Biogenics Ltd (Bermuda) and was incorporated on March 10, 2000 to patent and commercially market a bio-organic fertilizer called "Super compost Piksa". The Super compost Piksa fertilizer was developed over a ten year period by a group of Russian scientists specializing in biotechnology. The bio-organic fertilizer production facilities are located 25 km from Moscow in the district of Liubertzi. The Company employs nine people, mostly engineers and scientists, and subcontracts services for the maintenance of the production facilities. The company also uses the services of specialists from leading Russian agricultural research institutions.

The company holds two patents with respect to the Super-compost Piksa. The first patent is for the mixture of four types of bacteria. The second patent is for the process of producing the bio-organic fertilizer. The Company's technology transforms wastes produced through agriculture and food-processing into an ecologically pure bio-compost fertilizer. All raw materials used in the process are available in large quantities. One of the Company's primary sources of raw materials is chicken manure which is available in large quantities from a nearby plant. The manufacturing process produces no wastes and there are no harmful byproducts emitted into the air.

The bacteria mixture when combined with sterile compost produces a Super-compost bio-organic fertilizer which is then mixed with soil to increase soil fertility and productivity. The organic makeup of the Super-compost Piksa regenerates the soil while the micro-organisms from the bacteria mixture restore nitrogen and transform both phosphorus and potassium into more plant accessible forms. The bio-organic fertilizer is also used in the reclamation of soil from contaminations such as oil derivates and heavy metals.

Retail sales are currently concentrated in and around the city of Moscow. The Company's products are currently used in hothouses, private gardens, in commercial agriculture and landscaping. Customers vary from small farms and retail garden centers to construction companies and city governments.

In 2003 the Company started the process of certification of the Super compost Piksa bio-organic fertilizer in Spain. Soil Biogenics S.L., a 100% subsidiary of Soil Biogenics Ltd. (Bermuda) is in the process of obtaining certification and patenting of the Super compost Piksa bio-organic fertilizer. Upon obtaining certification and registration of patents for the Company's products, Soil Biogenics S.L. will produce and market its product in the Mediterranean region. The Company expects the largest market for its product to be in the agriculture industry. The Company intends to also market its product to golf courses in Spain's southern region and golf courses in and around Madrid. Heavy competition in the production of fertilizers for golf courses will mean industry players will compete on the basis of low cost and to a lesser extent differentiated customer service. Pricing policy is expected to play a decisive role in sales.

The Spanish company currently employs four people and has an agreement with the Environmental Sciences Centre (Centro de Ciencias Medioambientales) of the Superior Council for Scientific Research (Consejo Superior de Investigaciones Cientificas) "the CCMA-CSIC" to assist in the development of new types of bio-organic fertilizers. Raw materials in the form of high quality composts are easily available from numerous suppliers. Production and marketing of the bio-organic fertilizer is expected to commence in late 2004. The bio-organic fertilizer product will be offered in concentrated liquid form in 5 to 10 liter volumes and should be diluted prior to application. The Company intends to set up a distribution network of dealers throughout the Mediterranean region in late 2004.

EMPLOYEES

Soil Biogenics Limited and its wholly owned subsidiaries employed 14 persons as of June 15, 2004, of which 0 were covered by collective bargaining agreements. The relationship of Soil Biogenics Limited and its subsidiaries with their employees and contractors is considered by Soil Biogenics Limited to be satisfactory. During 2003, 2002 and 2001, there were no strikes or walkouts.

ORGANIZATION STUCTURE
                             Soil Biogenics Limited
                                       |
                               Soil Biogenics Ltd.
                                       |
           -----------------------------
           |                           |
      Piksa Inter LLC          Soil Biogenics S.L.
      |
      -- Piksa Research and Production Association ("NPO Piksa LLC")

Soil Biogenics Limited   Incorporated as an International Business Company in the British Virgin
                         Islands;
Soil Biogenics Ltd.      Incorporated in Bermuda and is a 100% wholly owned subsidiary of Soil
                         Biogenics Limited (BVI);
Soil Biogenics S.L.      Incorporated in Madrid, Spain and is a 100% wholly owned subsidiary of
                         Soil Biogenics Ltd. (Bermuda);
Piksa Inter LLC          Incorporated in Moscow, Russia and is a 100% wholly owned subsidiary of
                         Soil Biogenics Ltd. (Bermuda);
Piksa Research and Prod  uction Association LLC ("NPO Piksa LLC")
                         Incorporated in Moscow, Russia and is a 100% wholly owned subsidiary of
                         Piksa Inter LLC;

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's financial objectives are to build shareholder value through internal growth, to acquire projects and business that bring added value, to maintain operational flexibility and to minimize operating costs.

The 2003 financial statements present the Company's results of operations and its financial position. These consolidated financial statements were compiled using United States generally accepted accounting principles ("U.S. GAAP").

These financial statements present information regarding the financial position and results of operations for the last two years.

Revenues  during  2003  were  $369,200  (2002  -  $151,977).

(A)  OPERATING RESULTS

Operating results for the years ending December 31, 2003, 2002, 2001 and 2000 are tabulated below:

                                               YEAR ENDING
DESCRIPTION                   DEC 31,   DEC 31, 2002  DEC 31, 2001   DEC 31, 2000
                               2003
Income (Loss)                (346,602)        13,550      (244,423)       (65,515)
Income (Loss) per share         (0.01)          0.00         (0.02)         (0.01)
Sales                         369,200        151,977             -              -
Cost of Sales                 327,155        115,790             -              -
Gross Profit                   42,045         36,187             -              -
Selling Expenses               57,641          1,212             -              -
General and Administration    174,559         15,427        76,877         94,945
Amortization                    1,347              -             -              -
Research and development       23,358              -             -              -

The above Comparative Summary of Selected Financial Data reflects that the acquisition of Soil Biogenics Ltd (Bermuda) by Soil Biogenics Limited (BVI) was accounted for as a recapitalization of Soil Biogenics Ltd (Bermuda) because the shareholders of Soil Biogenics Ltd (Bermuda) controlled Soil Biogenics Limited
(BVI) after the acquisition. Soil Biogenics Ltd (Bermuda) was treated as the acquiring entity for accounting purposes and Soil Biogenics Limited (BVI) was the surviving entity for legal purposes.

(B)  LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 2003 the Company recorded a loss of $346,602 ($0.01 per share), compared to income of $13,550 ($0.00 per share) for 2002 and a net loss of 244,423 ($0.02 per share) in 2001.

At December 31, 2003, the Company had cash of $58,822 (2002 - $35,350) and working capital of $866,839 (2002 working capital deficiency - $54,002) respectively. Total liabilities as of December 31, 2003 were $391,554 as compared to $205,235 on December 31, 2002, an increase of $186,319. In fiscal 2002 the Company settled loans payable in the amount of $120,420 by the assignment of its holdings of Aurora Metals (BVI) Limited shares. During 2003 net proceeds from the issuance of common stock were $0 (2002 - $6,281). In Fiscal 2003 investing activities consisted of additions to plant and equipment $36,150 (2002 - $4,678).

In fiscal 2003 the company issued 17,000,000 shares to acquire a 100% interest in Soil Biogenics Ltd., a Bermuda corporation. In fiscal 2002 the Company settled $175,000 of debt with the issuance of 350,000 common shares. The carrying value of the indebtedness approximated the fair value of the common shares issued.

The general business strategy of the Company is to research, design, develop and manufacture products for soil regeneration, soil reclamation and grass and crop nutrients either directly or through the acquisition of operating entities. The Company's financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As discussed in note 1 to the financial statements, the Company has incurred recurring operating losses and requires additional funds to meet its obligations and maintain its operations. Without cash flow from operations, the Company may need to obtain additional funds (presumably through equity offerings and/or debt borrowing) in order, if warranted, for plant and equipment acquisition and expansion, for new bio-organic fertilizer products research, development, testing, certification, manufacture and marketing. Failure to obtain such additional financing may result in a reduction of the Company's future revenues and profitability. The Company has no agreements with any person as to such additional financing.

While the Company may attempt to generate additional working capital through research and development, manufacture, sale or possible joint venture development of bio-organic fertilizers and other products for soil regeneration, soil reclamation and grass and crop nutrients, there is no assurance that any such activity will generate funds that will be available for operations.

PLANS FOR YEAR 2004

The Company's plans for year 2004 center on expanding the market for its Super compost Piksa bio-organic fertilizer in Russia and the Commonwealth of Independent States (the "CIS"), to complete the patenting and certification of its bio-organic fertilizer in Spain, to set up a distribution chain for the Company's fertilizer product in the Mediterranean and to actively market its bio-organic fertilizer to golf courses in and around Madrid and the South of Spain.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of its financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in note 2 to its financial statements. The Company's accounting policies relating to depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.
Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

(C)  OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS.

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

(E)  MARKET RISK DISCLOSURES.

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table lists the names and positions of the executive officers and
directors of the Company as of June 15, 2004 and December 31, 2003.    All
executive officers and directors have been elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to each individual are set forth below the table.

     -------------------------------------------------------------------------------
     NAME                     POSITION
     -------------------------------------------------------------------------------
     Agustin Gomez de Segura  Age 49, banker and private investor and developer of new companies.
     -------------------------------------------------------------------------------
     Alexander Becker         Age 43, director of several Russian companies involved
                              in metallurgy, textiles and trading.
     -------------------------------------------------------------------------------

(B)  COMPENSATION

The following table sets forth information concerning the compensation of the named executive officers as required to be disclosed in accordance with applicable securities regulations during the Corporation's three financial years ended December 31, 2003, December 31, 2002 and December 31, 2001:

--------------------------------------------------------------------------------------------
                                                LONG-TERM COMPENSATION
                                                --------------------------------------------
                   ANNUAL COMPENSATION          AWARDS                    PAYMENTS
                   -------------------------------------------------------------------------
                                                             SECURITIES
NAME                                  OTHER                  UNDER-                 ALL
AND                                   ANNUAL    RESTRICTED   LYING                  OTHER
PRINCIPAL                             COMPEN-   STOCK        OPTIONS/     LTIP      COMPEN-
POSITION    YEAR   SALARY   BONUSES   SATION    AWARD(S)     SARS         PAYOUTS   SATION
                   ($)      ($)       ($)       ($)          (=)          ($)       ($)
(a)         (b)    (c)      (d)       (e)       (f)          (g)          (h)       (i)
--------------------------------------------------------------------------------------------
Agustin
Gomez de     2003  Nil           -0-       -0-  None         None         None           -0-
Segura      --------------------------------------------------------------------------------
President    2002  Nil           -0-       -0-  None         None         None           -0-
and         --------------------------------------------------------------------------------
Director     2001  Nil           -0-       -0-  None         None         None           -0-
--------------------------------------------------------------------------------------------

On July 1, 2003 Mr. Cameron Richardson resigned from the Board of Directors and as President of the Company to pursue other interests. On July 1, 2003 Mr. Agustin Gomez de Segura was appointed to the Board of Directors of the Corporation and President of the Company.

OPTIONS/SAR GRANTS IN LAST FINANCIAL YEAR

The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs made during the last completed fiscal year to each of the named executive officers:

-----------------------------------------------------------------------------------------
OPTION/SAR GRANTS IN FISCAL YEAR 2003
(Individual Grants)
-----------------------------------------------------------------------------------------
                                           PERCENT OF
                             NUMBER OF     TOTAL OPTIONS/
                             SECURITIES    SARS GRANTED     EXERCISE
                             UNDERLYING    TO EMPLOYEES     OR           EXPIRATION DATE
                             OPTION/SARS   IN FISCAL        BASE PRICE   (M/D/Y)
NAME                         GRANTED (#)   YEAR             ($/Sh)
(a)                          (b)           (c)              (d)          (e)
-----------------------------------------------------------------------------------------
Agustin Gomez de Segura (1)  Nil           Nil              Nil          N/A
-----------------------------------------------------------------------------------------

     (1)  No options were granted. No SARs were granted.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

The following table sets forth information concerning the exercise of options (or tandem SARs) and freestanding SARs during the financial year ended December 31, 2003 and the value at December 31, 2003 of unexercised in-the-money options and SARs held by each of the Named Executive Officers:

---------------------------------------------------------------------------------
AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES
---------------------------------------------------------------------------------
                                                                   VALUE OF
                                                                   UNEXERCISED
                          SECURITIES               UNEXERCISED     IN-THE-MONEY
                          ACQUIRED     AGGREGATE   OPTIONS/SARS    OPTIONS/SARS
                          ON           VALUE       AT FY-END (#)   AT FY-END
                          EXERCISE     REALIZED    EXERCISABLE/    EXERCISABLE/
NAME                      (#)          ($)         UNEXERCISABLE   UNEXERCISABLE
(a)                       (b)          (c)         (d)             (e)
---------------------------------------------------------------------------------
Agustin Gomez de Segura   Nil          Nil         Nil             Nil
---------------------------------------------------------------------------------

LONG-TERM INCENTIVE PLANS ("LTIP") AWARDS TABLE

The Company does not have a Long-term Incentive Plan.

PENSION PLAN

The Company does not have a Pension plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company are indebted to the Company.

EMPLOYEE INCENTIVE PLAN

The Company does not have an employee incentive plan.

REMUNERATION OF DIRECTORS

The Company does not pay a fee to its outside, non-officer directors. The Company reimburses its directors for reasonable expenses incurred by them in attending meetings of the Board of Directors. The Corporation paid aggregate remuneration of $0 to the two incumbent and one former director in their capacities as such during the fiscal period ended December 31, 2003.

EMPLOYMENT CONTRACT AND TERMINATION AGREEMENTS

None of the Company's officers or directors was party to an employment agreement with the company. Directors and/or officers receive reimbursement of expenses reasonably incurred on behalf of the Company.

(C)  BOARD PRACTICES

MANDATE  AND  DUTIES  OF  THE  BOARD

The Board has ultimate responsibility for supervising the conduct of the
Company's affairs and the management of its business.   The principal objective
of the Board is to protect and enhance Shareholder value over the long term. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company. Board members generally serve until the next annual meeting and do not have service contracts.

The Board's duties include overseeing strategic planning, reviewing and assessing principal risks to the Company's business and approving risk management strategies, supervising and evaluating management, authorizing significant expenditures, ensuring timely and effective communication with Shareholders, and overseeing the Company's internal controls and information systems.

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met four (4) times during 2003.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

The Company's Board of Directors does not have standing a nominating committee or committee performing similar functions. During the fiscal year ended December 31, 2003 the entire Board of Directors acted as the Company's Compensation Committee. The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company's year-end financial statements and other such matters relating to the Company's financial affairs as its members deem appropriate. During 2003 the Compensation Committee held one (1) meeting and the Audit Committee held two (2) meetings.

The Audit Committee has discussed matters in the audited financial statements with the independent auditors as required by SAS 61. The Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and has discussed with the independent auditors the independent auditor's independence. Base on the review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for the latest fiscal year for filing with the SEC. The Audit Committee consists of Messrs. Agustin Gomez de Segura and Alexander Becker.

INDEPENDENCE FROM MANAGEMENT

It is the Board's view that the Board operates and functions independently of management as required. Although the President of the Company also serves as a Director, the Board is of the view that this does not impair the Board's ability to act independently of management. The Board's independence from management is principally derived from the fact that one of the two Board members is unrelated and an independent Director.

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

(D)  EMPLOYEES

Soil Biogenics Limited and its wholly owned subsidiaries employed 14 persons as of June 15, 2004, of which 0 were covered by collective bargaining agreements.

(E)     SHARE OWNERSHIP

SHARE OWNERSHIP BY DIRECTORS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Company's directors and officers in common as at June 15, 2004. As at June 15, 2004 the Company had 30,162,500 (December 31, 2003 - 30,162,500) shares of Common Stock issued and outstanding.

-----------------------------------------------------------------------------

                                            SHARES OF
OFFICERS AND DIRECTORS                      COMMON              APPROXIMATE
                                            STOCK BENEFICIALLY  PERCENTAGE
NAME OF BENEFICIAL OWNER                    OWNED               OWNED

-----------------------------------------------------------------------------
Norbex Holdings Ltd.
Drake Chambers, P.O. Box 3321, Road
Town, Tortola, British Virgin Islands                2,000,000       6.631 %
(Beneficially owned by Agustin Gomez de
Segura)
-----------------------------------------------------------------------------
Alexander Becker
19a, Kuusinena Str.,                                 2,084,040        6.909%
Moscow, Russia 125252
-----------------------------------------------------------------------------

Total - Officers and Directors (2 persons)           4,084,040       13.540%

-----------------------------------------------------------------------------

For information concerning options granted to the above-mentioned individuals see Item 6 Compensation - Options/SAR Grants Table on page 11.

Agustin Gomez de Segura and Alexander Becker were appointed to the Company's Board of Directors on July 1, 2003.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 15, 2004 by each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock. As at June 15, 2004 there were 30,162,500 shares of Common Stock issued and outstanding.

------------------------------------------------------------------------------------------------------------
NAME AND ADDRESS OF                                                         AMOUNT AND        PERCENTAGE OF
BENEFICIAL OWNER                                                            NATURE OF         CLASS
                                                                            BENEFICIAL OWNER
------------------------------------------------------------------------------------------------------------
Kastalia Ltd.                                                                      2,700,000         8.952 %
Wickhams Cay 1, Road Town, Tortola, British Virgin
Islands
(Beneficially owned by Mr. Alexander Kleimionov)

------------------------------------------------------------------------------------------------------------
Alexei Y. Sementsow                                                                2,312,000         7.665 %
Baklayeva Str.11, App. 105, City of Kimry,
Tver Region, Russia

Alexander Becker                                                                   2,084,040         6.909 %
Komsomolsky Pr. 23/7, App. 25, Moscow, Russia

------------------------------------------------------------------------------------------------------------
Norbex Holdings Ltd.                                                               2,000,000         6.631 %
Drake Chambers, P.O. Box 3321, Road Town, Tortola, British Virgin Islands
(Beneficially owned by Agustin Gomez de Segura)

------------------------------------------------------------------------------------------------------------
Redbridge Minerals (Overseas) Ltd.                                                 2,000,000         6.631 %
Trident Chambers, PO Box 146, Road Town, Tortola,
British Virgin Islands
(Beneficially owned by Mrs. Antonina Tsykova)
------------------------------------------------------------------------------------------------------------

The listed beneficial owner does not have the right to acquire any common shares within the next sixty days, through the exercise of options, warrants, rights, conversion privilege or similar obligations.

All shareholders have the same voting rights.

(B)  RELATED PARTY TRANSACTIONS

The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

Certain of the directors of the Company are directors of other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time, several companies may participate in the joint ventures thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

ITEM 8.  FINANCIAL INFORMATION

(A)  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

References are made to Part III, Item 17 Financial Statements and Item 18 Financial Statements.

DIVIDEND RECORD AND POLICY

The Company has not declared cash or share dividends on its common shares since the Company was incorporated in 1993 and has no present plans to pay any cash or share dividends. The Company will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividend.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements included in this document.

ITEM 9.  THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not applicable

PLAN OF DISTRIBUTION

Not applicable

MARKETS

The Common Stock of the Company has been quoted on the NASD OTC Bulletin Board since May 1, 1997. The following tables sets forth the high and low bid prices for the Common Stock for the calendar quarters for the year ending December 31, 2003 and 2002 and the most recent six months as reported by the NASD OTC Bulletin Board. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

--------------------------------
MONTH          HIGH ($)  LOW ($)
--------------------------------
June 2004          1.70     0.75
--------------------------------
May 2004           1.95     1.30
--------------------------------
April 2004         1.90     1.30
--------------------------------


--------------------------------
March 2004         1.95     1.30
--------------------------------
February 2004      1.95     1.50
--------------------------------
January 2004       1.75     1.50
--------------------------------

-----------------------------------------------------------------------------
PERIOD           FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
-----------------------------------------------------------------------------
2003 - High ($)           1.50            2.00           1.70            1.70
-----------------------------------------------------------------------------
2003 - Low ($)            0.75            1.40           0.90            0.75
-----------------------------------------------------------------------------
2002 - High ($)           0.72            1.00           1.01            0.95
-----------------------------------------------------------------------------
2002- Low ($)             0.52            0.51           0.55            0.30
-----------------------------------------------------------------------------

ITEM 10. ADDITIONAL  INFORMATION

(A)  SHARE  CAPITAL

The authorized capital of the Company is 50,000,000 shares of no par value.

(B)  MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company previously filed Exhibit 3.2.2b, Amended Memorandum and Articles of Association in its registration statement on Form 20-F and as the information has not changed it is incorporated herein by reference.

(C)  MATERIAL  CONTRACTS

Not  applicable.

(D)  EXCHANGE  CONTROLS

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

As an IBC, the Company has no power: (i) carry on business with persons resident in the BVI; (ii) own an interest in real property situated in the BVI, other than a lease of property for the use as an office from which to communicate with the shareholders or where books and records of the Company are prepared and maintained; (iii) carry on banking or trust business, unless it is licensed under the BVI Banks and Trusts Companies Act of 1990; (iv) carry on business as an insurance or a reinsurance company, insurance agency or insurance broker, unless it is licensed under an enactment authorizing it to transact that business; (v) carry on the business of company management unless it is licensed under the BVI Company Management Act, of 1990; or (vi) carry on the business of providing a registered office or the registered agent for companies incorporated in the BVI.

There are no restrictions on the degree of foreign ownership of the Company. The Company is subject neither to taxes on its income or dividends nor to any foreign exchange controls in the BVI. In addition, the Company is not subject to capital gains tax in the BVI, and profits can be accumulated by the Company, as deemed by management to be required, without limitation.

(E)  TAXATION

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any derivative contracts either to hedge existing risks or for speculative purposes. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2 (g) to the Consolidated Financial Statements.

See the notes to the Consolidated Financial Statements in Item 17 Financial Statements and Item 5 Management's Discussion and Analysis for additional information.

ITEM 12. DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

Not  Applicable


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this Annual Report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

ITEM 16. (RESERVED)

ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT

Messrs. Agustin Gomez de Segura and Alexander Becker comprise the Audit Committee. Mr. Alexander Becker is Chairman of the Audit Committee. Mr. Becker satisfies the current requirements of the NASD OTC Bulletin Board, relating to the independence and the qualification of the members of the Audit Committee. Mr. Agustin Gomez de Segura is and officer and director of the Company.

The Board of Directors of the Company has determined that Mr. Alexander Becker qualifies as an "audit committee financial expert".

ITEM 16 B.  CODE OF ETHICS

As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behavior of the directors, officers and employees of the Company. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Company that immediately follows the grant of such waiver. No waiver has been granted to date. A copy of the "Corporate Governance Principles" is filed as Exhibit 11.1 to this Annual Report on Form 20-F.


ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

(A)  AUDIT FEES

The aggregate fees billed for professional services rendered by Moore Stephens Ellis Foster Ltd., the principal accountant for the Company, for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2003, were $20,000 (2002 - $9,900).

(B)  AUDIT-RELATED FEES

The aggregate fees billed for assurance and related services by Moore Stephens Ellis Foster Ltd. that are reasonably related to the performance of the audit or review of the Company's financial statements were $Nil for the Company's fiscal year ended December 31, 2003 (2002 - Nil).

(C)  TAX FEES

The aggregate fees billed for products and services rendered by Moore Stephens Ellis Foster Ltd. for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2003 were $Nil (2002 - $Nil for tax compliance for the 2002 fiscal year).

(D)  ALL OTHER FEES

There were no additional fees billed for professional services rendered by Moore Stephens Ellis Foster Ltd. other than the fees reported in this Item 16C above for the Company's fiscal year ended December 31, 2003 (2002-Nil).

(E)  AUDIT COMMITTEE'S PRE-APPROVAL POLICIES

The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by the Company's accountants before such services are provided to the Company or any of its subsidiaries.

The Audit Committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described in Items 16C (b) through (d) above.

(F)  AUDITORS USE OF NON-PERMANENT EMPLOYEES

None of the hours expended by Moore Stephens Ellis Foster Ltd. on its engagement to audit the Company's financial statements for the fiscal year ended December 31, 2003, were performed by persons other than fulltime permanent employees of Moore Stephens Ellis Foster Ltd.

ITEM 16 D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.


ITEM 16 E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS


None.


                                    PART III

ITEM 17. FINANCIAL STATEMENTS.


The Company has elected to comply with the financial statement requirement of this Item rather than Item 18.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.


INDEX TO FINANCIAL STATEMENTS

          ----------------------------------------------------------------
          FINANCIAL STATEMENTS                                    PAGE
          ----------------------------------------------------------------
          Audited Financials - December 31, 2003 and December
          31, 2002.
          ----------------------------------------------------------------
          Report of Independent Accountants                    F-2
          ----------------------------------------------------------------
          Balance Sheet                                        F-3
          ----------------------------------------------------------------
          Consolidated Statement of Stockholders' Equity       F-4
          ----------------------------------------------------------------
          Consolidated Statements of Operations                F-5
          ----------------------------------------------------------------
          Consolidated Statement of Cash Flows                 F-6
          ----------------------------------------------------------------
          Notes to Financial Statements                        F-7 to F-19
          ----------------------------------------------------------------

          SOIL  BIOGENICS  LIMITED
          (formerly  Patagonia  Gold  (BVI)  Limited)

          Consolidated  Financial  Statements
          (EXPRESSED  IN  U.S.  DOLLARS)

          December  31,  2003  and  2002




          Index

          Report  of  Independent  Registered  Public  Accounting  Firm

          Consolidated  Balance  Sheets

          Consolidated  Statements  of  Stockholders'  Equity

          Consolidated  Statements  of  Operations

          Consolidated  Statements  of  Cash  Flows

          Notes  to  Consolidated  Financial  Statements


                                       F1

MOORE  STEPHENS
ELLIS  FOSTER
  CHARTERED  ACCOUNTANTS

1650  West  1st  Avenue
Vancouver,  BC  Canada   V6J  1G1
Telephone:  (604)  734-1112  Facsimile:  (604)  714-5916
E-Mail:  generaldelivery@ellisfoster.com
--------------------------------------------------------------------------------



REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM


TO  THE  BOARD  OF  DIRECTORS  AND  STOCKHOLDERS

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

We have audited the consolidated balance sheets of SOIL BIOGENICS LIMITED ("the Company") as at December 31, 2003 and 2002 and the consolidated statements of stockholders' equity, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.



Vancouver,  Canada          "MOORE  STEPHENS  ELLIS  FOSTER  LTD."
June  30,  2004                   Chartered  Accountants


                                       F2

--------------------------------------------------------------------------------
EF   A  partnership  of  incorporated  professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
     - members  in  principal  cities  throughout  the  world


                                       F2

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Consolidated Balance Sheets
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
---------------------------------------------------------------------------------------------------
                                                                                2003        2002
---------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                                  $   39,986   $ 35,350
  Receivables                                                                    91,085     82,345
  Marketable securities                                                       1,046,377          -
  Inventories                                                                    62,767     33,538
  Prepaid expenses and deposits                                                  18,178          -
---------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                          1,258,393    151,233

RESTRICTED CASH                                                                  18,836          -

EQUIPMENT                                                                       164,923    161,174
---------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                 $1,442,152   $312,407
===================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

CURRENT LIABILITIES
  Bank loan                                                                  $   67,901   $ 31,461
  Accounts payable and accrued liabilities                                       35,407    107,673
  Notes payable                                                                  24,450     42,978
  Notes payable - related parties                                               263,796     23,123
---------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                                       391,554    205,235
---------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY

SHARE CAPITAL
  Authorized:
    50,000,000 common shares without par value
  Issued:
    30,162,500 (2002: 17,000,000) common shares                                       -          -

PAID-IN CAPITAL                                                                 915,959    105,817

ACCUMULATED DEFICIT                                                            (351,569)    (4,967)

ACCUMULATED OTHER COMPREHENSIVE INCOME                                          486,208      6,322
---------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                                    1,050,598    107,172
---------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $1,442,152   $312,407
===================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.




                                       F3

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Consolidated  Statements  of  Stockholders'  Equity
Years  Ended  December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated                    Total
                                                                                                 other       Total      compre-
                                                 Common stock                   Accum-         compre-       stock-     hensive
                                             -------------------   Paid-in      ulated         hensive     holders'      income
                                                 Shares   Amount   capital   (deficit)   income (loss)       equity      (loss)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001, as restated      16,940,000  $     -  $105,817  $ (18,517)  $            -  $   87,300   $       -

Shares issued to effect the acquisition
  of subsidiary                                  60,000        -         -          -                -           -           -

Components of comprehensive income
- Net income for the year                             -        -         -     13,550                -      13,550      13,550
- Foreign currency translation adjustments            -        -         -          -            6,322       6,322       6,322
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 2002                   17,000,000        -   105,817     (4,967)           6,322     107,172   $  19,872
                                                                                                                     ==========
Recapitalization (Note 1)                    12,912,500        -   607,079          -                -     607,079           -

Shares issued for the settlement of debt        250,000        -   200,000          -                -     200,000           -

Imputed interest - related parties                    -        -     3,063          -                -       3,063           -

Components of comprehensive income
(loss)
- Net income (loss) for the year                      -        -         -   (346,602)               -    (346,602)   (346,602)
- Foreign currency translation adjustments            -        -         -          -            9,490       9,490           -
- Unrealized gains on marketable
securities                                            -        -         -          -          470,396     470,396     470,396
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 2003                   30,162,500  $     -  $915,959  $(351,569)  $      486,208  $1,050,598   $ 123,794
===============================================================================================================================


                                       F4

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Consolidated Statements of Operations
Year Ended December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
-------------------------------------------------------------------------------------------------------
                                                                                 2003          2002
-------------------------------------------------------------------------------------------------------

SALES                                                                        $   369,200   $   151,977

COST OF SALES                                                                    327,155       115,790

GROSS PROFIT                                                                      42,045        36,187

SELLING EXPENSES                                                                  57,641         1,212

GENERAL AND ADMINISTRATIVE                                                       174,559        15,427

DEPRECIATION                                                                       1,347             -

RESEARCH AND DEVELOPMENT                                                          23,358             -
-------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                                                   (214,860)       19,548
-------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
  Other income                                                                       604         4,243
  Realized loss on sale of marketable securities                                 (85,172)            -
  Interest expense                                                               (46,615)       (5,009)
  Write off of marketable securities                                              (1,341)            -
-------------------------------------------------------------------------------------------------------

                                                                                (132,524)         (766)
-------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                               (347,384)       18,782

INCOME TAX PROVISION                                                                 782        (5,232)
-------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE YEAR                                               $  (346,602)  $    13,550
=======================================================================================================

INCOME (LOSS) PER SHARE - basic and diluted                                  $     (0.01)  $      0.00
=======================================================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
   - basic and diluted                                                        28,539,726    16,950,027
=======================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       F5

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Consolidated Statements of Cash Flows
Year Ended December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------------------------------------------
                                                                  2003       2002
------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
  Net income (loss) for the year                               $(346,602)  $ 13,550
  Adjustments to reconcile net income (loss) to net
    cash used in operating activities:
    - depreciation                                                29,215        471
    - imputed interest - related party                             3,063          -
    - realized loss on sale of marketable securities              85,172          -
    - write-off of marketable securities                           1,341          -
  Changes in assets and liabilities:
    - (increase) in receivables                                   (8,740)   (32,578)
    - (increase) in inventories                                  (29,229)   (15,522)
    - (increase) in prepaid expenses and deposit                 (18,178)         -
    - (decrease) in accounts payable                             (78,929)   (28,919)
------------------------------------------------------------------------------------

                                                                (362,887)   (62,998)
------------------------------------------------------------------------------------

CASH FLOWS (USED IN) INVESTING ACTIVITIES
  Purchase of equipment                                          (36,150)    (4,678)
------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stocks                              -      6,281
  Increase of bank loan                                           36,440     31,461
  Increase of notes payable                                      377,038     64,307
------------------------------------------------------------------------------------

                                                                 413,478    102,049
------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS       9,031         48
------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                             23,472     34,421

CASH AND CASH EQUIVALENTS,
  beginning of year                                               35,350        929
------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
  end of year                                                  $  58,822   $ 35,350
====================================================================================

CASH AND CASH EQUIVALENTS ARE COMPRISED OF
  Cash                                                         $  39,986   $ 35,350
  Restricted cash                                                 18,836          -
------------------------------------------------------------------------------------

                                                               $  58,822   $ 35,350
====================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
 Interest paid                                                 $  45,721   $  3,215
 Income taxes paid                                             $       -   $  5,232
====================================================================================

The  accompanying  notes  are  an integral part of these financial statements.1.


                                       F6

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

1.   NATURE  OF  ORGANIZATION

     The consolidated financial statements presented are those of Soil Biogenics Limited (formerly Patagonia Gold (BVI) Limited) (SB (BVI)) and its wholly own subsidiaries, Soil Biogenics Ltd. (SB Bermuda), Soil Biogenics S.L. (SB Spain), PIKSA Inter LLC (PIKSA) and NPO PIKSA LLC (NPO). Collectively, they are referred to here in as "the Company". The Company is in the business of bio-organic fertilizer production and distribution in Russia and Europe. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.

     SB (BVI) was incorporated under the laws of the British Virgin Islands on August 23, 2002 and changed its name to Soil Biogenics Limited on February 11, 2003.
     On November 2, 2002, SB Bermuda, a company incorporated in Bermuda on October 19, 2000, entered into a Plan and agreement of reorganization with PIKSA. Under the terms of the Plan, SB Bermuda acquired all of the issued and outstanding common stock of PIKSA in exchanged for 16,940,000 of its shares of common stock. In connection with the Plan, the Board of Directors of SB Bermuda approved and increased the authorized shares of SB Bermuda to 3,4000,000, followed by a stock split of 5 common stock for one common stock totalling 17,000,000 common stock issued and outstanding after the completion of the Plan.

     PIKSA was accounted for as the acquirer and as the surviving accounting entity because the former stockholders of PIKSA received approximately 100% of the voting rights in the combined corporation. The shares issued by the SB Bermuda have been accounted for as if those shares comprised the historical share capital of PIKSA. The outstanding capital stock of the SB Bermuda, at the date of the 2002 acquisition, has been accounted for as shares issued by PIKSA to acquire the net assets of SB Bermuda. The transaction was treated, for accounting purposes, as an acquisition (purchase) of control of the assets and business of SB Bermuda by PIKSA. At the date of transaction, SB Bermuda has nil assets and liabilities.

     On February 13, 2003, SB (BVI) completed an Agreement For The Exchange of Common Stock ("Agreement") with SB Bermuda, whereby SB (BVI) issued 17,000,000 shares of its common stock in exchange for all of the outstanding common stock of SB Bermuda. Immediately prior to the Agreement, SB (BVI) had 12,912,500 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of SB Bermuda because the shareholders of SB Bermuda controlled SB (BVI) after the acquisition. SB Bermuda was treated as the acquiring entity for accounting purposes and SB (BVI) was the surviving entity for legal purposes. There was no adjustment to the carrying value of the assets or liabilities of SB Bermuda.


                                       F7

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

1.   NATURE  OF  ORGANIZATION  (continued)
     Prior to the completion of Agreement and acquisition, SB (BVI) had no significant operations, and was considered a development stage entity. A summary of net assets of SB (BVI) acquired as at February 13, 2003 as follows:

       -----------------------------------------------------------
       Current assets                                   $ 819,472
       Current liabilities                               (212,393)
       -----------------------------------------------------------

       Net assets                                       $ 607,079
       ===========================================================

     SB (BVI) had minimal operations from January 1, 2003 to February 12, 2003 except a $200,000 compensation accrued to a director of the Company (See
     Note  9  (a)).

     On March 7, 2003, the Company acquired and reactivated SB Spain (formerly Aam Empreendimentos, S.L.), a company incorporated in Spain. Prior to the acquisition, SB Spain has no assets and liabilities.

2.   SIGNIFICANT  ACCOUNTING  POLICIES

     (a)  Principles  of  Consolidation

          The consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries; Soil Biogenics Ltd., Soil Biogenics S.L., PIKSA Inter LLC and NOP PIKSA LLC, and 61% owned subsidiary Biogrunt. All significant inter-company balances and transactions have been eliminated. During the fiscal year 2003, Biogrunt was inactive and has no asset and liabilities as at December 31, 2003.

     (b)  Use  of  Estimates

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

     (c)  Cash  Equivalents

          Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. There were no cash equivalents as of December 31, 2003 and 2002.


                                       F8

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (d)  Marketable  Securities

          Available-for-sale securities are carried at fair market value with unrealized holding gains and losses included in stockholders' equity. Realized gains and losses are determined on an average cost basis when securities are sold.

     (e)  Inventories

          Inventories are stated at the lower of cost and net realizable value. Net realizable value represents the anticipated selling prices less all further costs for distribution.

     (f)  Revenue  Recognition

          Revenue from sales of fertilizers are recognized on the delivery of goods to customers and collection of revenue proceeds is reasonable assured.

     (g)  Restricted  Cash

          The Company's wholly owned subsidiary Soil Biogenics S.L., ("SB Spain") under the terms of its lease agreements, is required to collateralize its lease obligation and commitment. SB Spain has collateralized its lease obligation and commitment by assigning certificates of deposit to a respective institution. At December 31, 2003, the Company holds certificates of deposit under the lease agreement of $18,836.

     (h)  Plant  and  Equipment

          Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives:

                  Office  and  production  equipment             5  -  20  years

          Depreciation expense for the years ended December 31, 2003 and 2002 was $29,215 and $471, respectively.

     (i)  Intangible  Assets

          The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combination" and SFAS No. 142, "Goodwill and Intangible Assets". SFAS 141 requires companies to disaggregate and report separately from goodwill certain intangible assets. SFAS 142 establishes new guidelines for accounting for intangible assets, which require that certain intangible assets be reviewed annually for impairment rather than amortized.

          As at December 31, 2003 and 2002, the Company did not have any goodwill and intangible assets.


                                      F9

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (j)  Foreign  Currency  Translations

          The Company and SB Bermuda's functional currencies are US dollars. In the accounts of subsidiaries: SB Spain (whose functional currency is Euro) is considered to be integrated operation, and its accounts are translated into US dollars using the temporal method. PIKSA Inter LLC and NPO PIKSA LLC (whose functional currency are Russian Rouble (RUR)) are considered to be self-sustaining foreign operations and their accounts are translated into US dollars using the current rate method.

          Under the temporal method: At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into U.S. dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

          Under the current rate method: Assets and liabilities are translated at the year end exchange rates. Revenues and expenses are translated at average exchange rates during each reporting period. Exchange gains and losses from foreign currency translations are recorded in other comprehensive income until they are realized by a reduction in the investment. Transactions denominated in foreign currencies are translated into US dollars at the exchange rates prevailing at transaction dates.

     (k)  Concentration  of  Credit  Risk

          The Company places its cash and cash equivalents with high credit quality financial institutions. The Company had no funds deposited in a financial institution beyond the insured limits as of December 31, 2003 and 2002. The Company sold its goods predominantly to one customer which accounted for 88% of sales in 2003. The Company purchased the majority of the raw materials from one supplier in 2003.

     (l)  Long-lived  Assets  Impairment

          The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. Long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.


                                      F10

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (m)  Comprehensive  Income

          The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity.

     (n)  Research  and  Development

          Research and development costs are expensed as incurred. Research and development costs for the years ended December 31, 2003 was $23,358 (2002: $nil).

     (o)  Advertising  Expenses

          The Company expenses advertising costs as incurred. The Company incurred advertising costs of $57,641 in 2003 (2002: $ nil).

     (p)  Income  Taxes

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

     (q)  Loss  Per  Share

          The Company adopted SFAS No. 128, Earnings Per Share. Loss per share is computed using the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share is equal to the basic loss per share for 2003 and 2002 as there are no dilutive securities.

     (r)  Fair  Value  of  Financial  Instruments

          The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash, receivables, marketable securities, restricted cash, bank loans, accounts payable and accrued liabilities and short-term loans. Fair values were assumed to approximate carrying values for these financial instruments, as they are short term in nature. Management is of the opinion that the Company is not exposed to significant credit risk arising from these financial instruments.


                                      F11

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (r)   Fair  Value  of  Financial  Instruments  (continued)

          The Company is exposed to currency risk as its subsidiaries' functional currency is denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in translation adjustment. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

          The Company is exposed to interest risks arising from the bank loan. Unfavourable changes in the applicable interest rate may result in an increase in interest expenses. The Company does not use derivative instruments to reduce its exposure to interest risk.

     (s)  Stock-Based  Compensation

          The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-based Compensation. SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.

          The  Company  did  not  grant  any  stock  options  during the period.

     (t)  New  Accounting  Pronouncements

          In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issued No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 does not have an impact on the Company's financial statements.


                                      F12

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT  ACCOUNTING  POLICIES   (continued)

     (t)  New  Accounting  Pronouncements  (continued)

          In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of indebtedness of Others - An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 does not have impact on the Company's financial statements.

          In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income
          (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 does not have an impact on the Company's financial statements.

          In January 2003, the FASB released FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46R in 2004 will not have a material impact on the Company's financial position or results of operations.


                                      F13

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT  ACCOUNTING  POLICIES   (continued)

     (t)  New  Accounting  Pronouncements  (continued)

          In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 does not have an impact on the Company's financial statements.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 does not have an impact on the Company's financial statements.

          In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) does not impact our consolidated financial position or results of operations.


                                      F14

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT  ACCOUNTING  POLICIES   (continued)

     (t)  New  Accounting  Pronouncements  (continued)

          In a December 11, 2003 speech at the American Institute of Certified Public Accountants the Securities and Exchange Commission ("SEC") expressed the opinion that rate-lock commitments represent written put options, and therefore should be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has not yet determined the impact on the consolidated financial statements of SAB No. 105, which must be implemented for loan commitments entered into on or after April 1, 2004. The Company is currently analyzing the impact of the SEC's position and will, if required, account for its loan origination commitments as prescribed.

3.   MARKETABLE  SECURITIES

Marketable securities consist of available-for-sale securities and are summarized as follows:

-----------------------------------------------------------------------------------------
                                     Gross         Gross      Accumulated
                                   unrealized   unrealized     unrealized         Market
                        Cost         gains        losses     gains/ (losses)       value
-----------------------------------------------------------------------------------------
Recapitalization    $   819,296   $         -  $          -  $              -  $  819,296

Change in the year     (243,315)      537,421        67,025           470,396     227,081
-----------------------------------------------------------------------------------------

December 31, 2003   $   575,981   $   537,421  $     67,025  $        470,396  $1,046,377
=========================================================================================

4.   EQUIPMENT

---------------------------------------------------------------------
                                                 2003
                                 ------------------------------------
                                    Cost       Accumulated   Net book
                                               Depreciation   Value
---------------------------------------------------------------------

Office and production equipment  $    197,139  $     32,216  $164,923
=====================================================================

                                                  2002
                                -------------------------------------
                                    Cost       Accumulated   Net book
                                               Depreciation    Value
---------------------------------------------------------------------
Office and production equipment  $      2,079  $        471  $  1,608
---------------------------------------------------------------------
Construction in progress              159,566             -   159,566
---------------------------------------------------------------------
                                 $    161,645  $        471  $161,174
=====================================================================


                                      F15

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

5.   BANK  LOAN

     The RUR 2,000,000 (2002: RUR 1,000,000) bank loan is unsecured, bearing interest at 18% per annum (2002: 28% per annum) and due in February 2004. The loan has been renewed for another year subsequent to the year-end.

6.   NOTES  PAYABLE

(a)  Notes  Payable

------------------------------------------------------------
                                             2003     2002
------------------------------------------------------------
Interest at range of 16% to 24% per annum,
unsecured and due within March 4, 2003 to
February 3, 2004:
Various non related parties                 $21,762  $41,184

Accrued interest                             2,688    1,794
------------------------------------------------------------
Total                                       $24,450  $42,978
============================================================

(b)  Notes  Payable  Related  Party

--------------------------------------------------------------------
                                                     2003     2002
--------------------------------------------------------------------
i.  Interest at 6.0% per annum, unsecured and
    due in December 2004:
    - Public Overseas - related to a director and
    a major shareholder                            $ 30,000  $     -
--------------------------------------------------------------------

ii. Non-interest bearing, unsecured and no
    stated terms of repayment:
    -Carrington International Ltd. - related to
    a  major shareholder                            208,325        -
    -Dr. G. Shnura - a major shareholder             13,471        -
    -A. Gomez de Segura - a director and a
    major shareholder                                12,000   11,293
    -A. Semencov - a major shareholder                    -   11,830
--------------------------------------------------------------------
Total                                              $263,796  $23,123
====================================================================

7.   SHARE  CAPITAL

     On February 14, 2003, the Company issued 250,000 common stock for the settlement of the debt of $200,000.


                                      F16

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

8.   INCOME  TAXES

     The Company and its subsidiaries operate in several tax jurisdictions, and its income is subject to various rates of taxation. The Company and its subsidiary SB Bermuda are not subject to income taxes because of the countries in which they were incorporated, while the Russian subsidiaries (PIKSA, NPO and Biogrunt) and Spanish subsidiary (SB Spain) are subject to income tax in Russia and Spain, respectively. The following is a reconciliation of the Company's provision for income taxes and is based on the tax rates applicable to the parents or subsidiaries jurisdiction of incorporation.

     ------------------------------------------------------------
                                                  2003      2002
     ------------------------------------------------------------
     Income taxes at statutory rate             $(67,495)  $5,232
     ------------------------------------------------------------
     Non recognition of benefit of losses         66,713        -
     Provision for (benefit from) income taxes  $   (782)  $5,232
     ============================================================

     A  summary  of  future  income  tax  asset  is  as  follows:

     ------------------------------------------------------------
                                                  2003      2002
     ------------------------------------------------------------

     Net operating loss carryforward          $ 70,000   $ 2,000
     Valuation allowance                       (70,000)   (2,000)
     ------------------------------------------------------------
     Future income tax asset                  $      -   $     -
     ============================================================

     The Company has established the above valuation allowances as of December 31, 2003 due to uncertainty of future realization of deferred income tax assets. At December 31, 2003, the Company has approximately $200,000 of non-operating loss carryforwards which can be used against future earnings.

9.   RELATED  PARTY  TRANSACTIONS

     (a) During the year and prior to the acquisition of SB Bermuda, SB (BVI) accrued a $200,000 compensation to a director of the Company. The amount was settled with issuance of 250,000 common stock of the Company after the acquisition of SB Bermuda. The $200,000 was expensed and included in the computation of the net assets of SB (BVI) acquired. (See Note 1 and Note 7)

     (b) During the year, the Company settled a liability due to a shareholder of the Company by transferring certain marketable securities it owned at a fair value of $156,763.

     (c)  See Note 6 (b).


                                      F17

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

10.  NON-CASH  TRANSACTIONS

     See  Note  9  (a)  and  (b).

11.  COMMITMENT  AND  CONTINGENCIES

     (a) The Company's subsidiary has entered into an office lease agreement with minimum lease payments for the next five (4) years as follows:


                    ------------------------------------------
                    2004                          $     37,381
                    2005                                37.381
                    2006                                37,381
                    2008                                18,690
                    ------------------------------------------
                                                 $     130,833
                    ==========================================

(b) The Company's Russian subsidiaries - PIKSA, NPO and Biogrunt are subject to significant exposure to the Russian business and fiscal environment. Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income (profits tax), a number of turnover based taxes, and payroll (social) taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Accordingly, few precedents with regard to tax related issues have been established. Often, different opinions regarding legal interpretation exist both among and within government ministries and organizations; thus creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges.

     These facts create tax risks in Russia substantially more significant than those typically found in countries with more developed tax systems.

     Generally, tax declarations remain subject to inspection for a period of three years. The fact that a year has been reviewed does not preclude the Russian Tax Service performing a subsequent inspection of that year.

     Management believe that, based on current year results, it has adequately provided for tax liabilities in the accompanying financial statements;
     however, the risk remains as those relevant authorities could take different positions with regard to interpretive issues.

(c)  See  Note  2  (g).

                                      F18

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

Notes  to  Consolidated  Financial  Statements
December  31,  2003  and  2002
(EXPRESSED  IN  U.S.  DOLLARS)
--------------------------------------------------------------------------------

12.  GEOGRAPHICAL  INFORMATION
The Company's business is considered as operating in one segment and the geographical information is as follows:

-----------------------------------------------------------------
                                    2003
                   ----------------------------------------------
                    Corporate     Spain      Russia     Total
-----------------------------------------------------------------
Sales              $        -   $     -   $ 369,200   $  369,200
Net income (loss)  $ (153,759)  $80,817)  $(112,026)  $ (346,602)
Assets             $1,065,567   $63,867   $ 312,718   $1,442,152
-----------------------------------------------------------------

In  2002,  the  Company's  operations  and  assets  were  all located in Russia.


                                      F19

ITEM 18. FINANCIAL  STATEMENTS

The  Company  has  elected to comply with the financial statement requirement of
Item  17  rather  than  this  Item.

ITEM 19. EXHIBITS

INDEX TO EXHIBITS

Exhibits
 2.1.1  Plan of Merger*
 2.1.2  Articles of Merger*
 3.1.1  Certificate of Incorporation*
 3.1.2  Certificate of Restoration and Renewal of Certificate of Incorporation*
 3.2.1  By-laws*
3.2.2a  Amended and Restated Memorandum of Association*
3.2.2b  Amended and Restated Articles of Association*
   8.1  Significant subsidiaries
  11.1  Corporate Governance Principles
  12.1  Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section
        302 of the Sarbanes-Oxley Act of 2002
  13.1  Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C.
        Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
   16.  Letter on change in certifying accountant*

--------
*  Previously  Filed


SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

                                            AURORA METALS (BVI) LIMITED
                                                    (Registrant)

Date:  July 2, 2004
                                            BY:  /s/ Agustin Gomez de Segura
                                                 Agustin Gomez de Segura
                                                 Director, President and CFO


Date:  July 2, 2004
                                            BY:  /s/ Alexander Becker
                                                 Alexander Becker
                                                 Director