Form 20-F
period 2004-12-31
SOIL BIOGENICS LTD
filed 2005-07-22
CIK 1049576

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the Fiscal Year Ended December 31, 2004
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from to

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

December 31, 2004    30,162,500 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               YES [X]     NO [_]

Indicate by check mark which financial statement item the Registrant has elected to follow:

                            [X] Item 17  [_] Item 18

                             SOIL BIOGENICS LIMITED
                                TABLE OF CONTENTS
PART I

  GENERAL INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . .  3
  FORWARD LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . .  3
  CURRENCY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

  ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS  . .  4
  ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE  . . . . . . . . .  4
  ITEM 3.     KEY INFORMATION  . . . . . . . . . . . . . . . . . . . . .  4
  ITEM 4.     INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . .  5
  ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . .  8
  ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES . . . . . . . . 10
  ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS  . . . . 15
  ITEM 8.     FINANCIAL INFORMATION  . . . . . . . . . . . . . . . . . . 16
  ITEM 9.     THE OFFER AND LISTING  . . . . . . . . . . . . . . . . . . 17
  ITEM 10.    ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . 17
  ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
              RISK . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
  ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . 19

PART II

  ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES  . . . . . 20
  ITEM 14.    MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
              USE OF PROCEEDS  . . . . . . . . . . . . . . . . . . . . . 20
  ITEM 15.    CONTROLS AND PROCEDURES  . . . . . . . . . . . . . . . . . 20
  ITEM 16.    (RESERVED) . . . . . . . . . . . . . . . . . . . . . . . . 20
  ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT . . . . . . . . . . . . . 20
  ITEM 16B.   CODE OF ETHICS . . . . . . . . . . . . . . . . . . . . . . 20
  ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES . . . . . . . . . . 20
  ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR
              AUDIT COMMITTEES . . . . . . . . . . . . . . . . . . . . . 21
  ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
              AFFILIATED PURCHASERS. . . . . . . . . . . . . . . . . . . 21

PART III

  ITEM 17.    FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . 21
  ITEM 18.    FINANCIAL STATEMENTS (NOT APPLICABLE)  . . . . . . . . . . 23
  ITEM 19.    EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . 23

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23

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

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
                                       (EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)
                                    2004          2003         2002          2001          2000
                                     $             $             $            $             $
---------------------------------------------------------------------------------------------------
OPERATING RESULTS
Sales                             1,809,715       369,200       151,977          N/A            N/A
Income (Loss) from operations       178,980      (214,860)       19,548     (244,423)      (65,515)
Net Income (Loss)                   208,704      (346,602)       13,550     (244,423)      (65,515)
Cash flow used in operations        140,316       362,887        62,998       81,045        78,761
Capital expenditures                 (5,554)       36,150         4,678          N/A            N/A

FINANCIAL POSITION
Cash and short-term deposits      1,126,302        58,822        35,350           11         1,352
Investments                         566,196     1,046,377             -      801,884       693,171
Total assets                      2,939,106     1,442,152       312,407      841,834       706,832
Long-term debt                          N/A           N/A           N/A          N/A           930
Capital stock                     1,915,959       915,959       105,817    1,840,000     1,840,000
Shareholders' equity              2,044,292     1,050,598       107,172      721,104       652,256

PER SHARE DATA
Net Income (loss) per share            0.01         (0.01)         0.00        (0.02)        (0.01)

SHARES OUTSTANDING
At year end                      30,162,500    30,162,500    17,000,000   13,000,000    13,000,000
Weighted average during year     30,162,500    28,539,726    16,950,027   13,000,000    13,000,000


The above Five Year Comparative Summary of Selected Financial Data reflects that the acquisition of Soil Biogenics Ltd (Bermuda) by Soil Biogenics Limited (BVI) which was accounted for as a recapitalization of Soil Biogenics Ltd (Bermuda) because the shareholders of Soil Biogenics Ltd (Bermuda) controlled Soil Biogenics Limited (BVI) after the acquisition. Soil Biogenics Ltd (Bermuda) was treated as the acquiring entity for accounting purposes and Soil Biogenics Limited (BVI) was the surviving entity for legal purposes.

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

FACTORS AFFECTING DEMAND

The Company currently sells its products in the Moscow region. Future sales of the Company's products throughout Russia, Spain, the Southern Mediterranean and Europe will be affected by unfavorable changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade; unexpected changes in tax and trade treaties and strengthening or weakening of foreign economies may cause sales trends to customers in one or more foreign countries to differ from sales trends in Russia.

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

On August 23, 2002 the Company incorporated a wholly owned subsidiary, Patagonia Gold (BVI) Limited as an International Business Company incorporated under the International Business Companies Act of the British Virgin Islands. The Memorandum and Articles of Association of the Patagonia Gold (BVI) Limited were filed with the Registrar of International Companies in the British Virgin Islands on the 23rd day of August 2002. At incorporation Patagonia Gold (BVI) Limited had 13,000,000 common shares with no par value issued and outstanding and is authorized to issue 50,000,000 common shares with no par value. All 13,000,000 issued and outstanding common shares were owned by Patagonia Gold Corporation.

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

On November 2, 2002, Soil Biogenics Ltd. (SB Bermuda), a company incorporated in Bermuda on October 19, 2000, entered into a Plan and agreement of reorganization with PIKSA Inter LLC (PIKSA). Under the terms of the Plan, SB Bermuda acquired all of the issued and outstanding common stock of PIKSA in exchanged for 16,940,000 of its shares of common stock. In connection with the Plan, the Board of Directors of SB Bermuda approved and increased the authorized shares of SB Bermuda to 3,4000,000, followed by a stock split of 5 common stock for one common stock totalling 17,000,000 common stock issued and outstanding after the completion of the Plan.

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

On February 11, 2003 Patagonia Gold (BVI) Limited changed its name to Soil Biogenics Limited (SB (BVI)) and its trading symbol from "PGBVF" to "SOBGF".

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

On March 7, 2003 Soil Biogenics Ltd. acquired 100% of the issued and outstanding shares of Soil Biogenics S.L., (SB Spain) formerly known as AAM Emprendimentos, S.L. AAM mprendimentos, S.L was incorporated as a Limited liability Mercantile Company in Madrid, Spain on August 5, 2002. The company was inactive prior to its acquisition by Soil Biogenics Ltd.

Soil Biogenics Limited is engaged in the design, development and manufacture of bio-organic and biological fertilizers used in soil regeneration, reclamation and improvement of intracellular processes in grass and agricultural plants through its subsidiary Soil Biogenics Ltd.

BUSINESS OVERVIEW

Piksa Inter LLC, a wholly owned subsidiary of Soil Biogenics Ltd (Bermuda), is a production and scientific research company engaged in the design, development and manufacture of bio-organic and biological fertilizer products used for soil regeneration, reclamation and improvement of intracellular processes in grass and agricultural plants. The company is a wholly owned subsidiary of Soil Biogenics Ltd (Bermuda) and was incorporated on March 10, 2000 to patent and commercially market a bio-organic fertilizer called "Super compost Piksa". The Super compost Piksa fertilizer was developed over a ten year period by a group of Russian scientists specializing in biotechnology. The bio-organic fertilizer production facilities are located 25 km from Moscow in the district of Liubertzi. The Company employs twenty people, mostly engineers and scientists, and subcontracts services for the maintenance of the production facilities. The company also uses the services of specialists from leading Russian agricultural research institutions.

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

Retail sales are currently concentrated in and around the city of Moscow, while wholesale sales are sold throughout the Russian Federation. The Company's products are currently used in hothouses, private gardens, in commercial agriculture and landscaping. Customers vary from small farms and retail garden centers to construction companies, large gardening companies contracted by the Moscow City Government and Russian State Agencies where the bio-organic fertilizers are used for soil remuneration and decontamination.

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

The Spanish company currently employs four people and has an agreement with the Environmental Sciences Centre (Centro de Ciencias Medioambientales) of the Superior Council for Scientific Research (Consejo Superior de Investigaciones Cientificas) "the CCMA-CSIC" to assist in the development of new types of bio-organic fertilizers. Raw materials in the form of high quality composts are easily available from numerous suppliers. Production and marketing of the bio-organic fertilizer is expected to commence in late 2005. The bio-organic fertilizer product will be offered in concentrated liquid form in 5 to 10 liter volumes and should be diluted prior to application. The Company intends to set up a distribution network of dealers throughout the Mediterranean region in late 2005.

EMPLOYEES

Soil Biogenics Limited and its wholly owned subsidiaries employed 25 persons as of June 15, 2005, (December 31, 2004 - 19 persons) of which 0 were covered by collective bargaining agreements. The relationship of Soil Biogenics Limited and its subsidiaries with their employees and contractors is considered by Soil Biogenics Limited to be satisfactory. During 2004, 2003 and 2002, there were no strikes or walkouts.

ORGANIZATION STUCTURE

                             Soil Biogenics Limited
                                       |
                               Soil Biogenics Ltd.
                                       |
           -----------------------------
           |                           |
      Piksa Inter LLC          Soil Biogenics S.L.
      |
      -- Piksa Research and Production Association ("NPO Piksa LC")
      -- Biogrunt


Soil Biogenics Limited     Incorporated as an International Business Company in
                           the British Virgin Islands;
Soil Biogenics Ltd.        Incorporated in Bermuda and is a 100% wholly owned
                           subsidiary of Soil Biogenics Limited (BVI);
Soil Biogenics S.L.        Incorporated in Madrid, Spain and is a 100% wholly
                           owned subsidiary of Soil Biogenics Ltd. (Bermuda);
Piksa Inter LLC            Incorporated in Moscow, Russia and is a 100% wholly
                           owned subsidiary of Soil Biogenics Ltd. (Bermuda);
Piksa Research and Production Association LLC ("NPO Piksa LLC")
                           Incorporated in Moscow, Russia and is a 100% wholly owned subsidiary of Piksa Inter LLC;
Biogrunt                   Incorporated in Moscow, Russia and is a 61% owned
                           subsidiary of Piksa Inter LLC;


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's financial objectives are to build shareholder value through internal growth, to acquire projects and business that bring added value, to maintain operational flexibility and to minimize operating costs.

The 2004 financial statements present the Company's results of operations and its financial position. These consolidated financial statements were compiled using United States generally accepted accounting principles ("U.S. GAAP").

These financial statements present information regarding the financial position and results of operations for the last two years.

Revenues  during  2004  were  $1,809,715  (2003  -  $369,200;  2002 - $151,977).

(A)  OPERATING RESULTS

Operating results for the years ending December 31, 2004, 2003, 2002 and 2001 are tabulated below:

                                                    YEAR ENDING
   DESCRIPTION                  DEC 31, 2004  DEC 31, 2003   DEC 31, 2002  DEC 31, 2001
   Income (Loss)                     208,704      (346,602)        13,550      (244,423)
   Income (Loss) per share              0.01         (0.01)          0.00         (0.02)
   Sales                           1,809,715       369,200        151,977             -
   Cost of Sales                   1,111,921       327,155        115,790             -
   Gross Profit                      697,794        42,045         36,187             -
   Selling Expenses                   33,019        57,641          1,212             -
   General and Administration        380,806       146,691         15,427        76,877
   Amortization                       43,685        29,215              -             -
   Research and development           61,304        23,358              -             -

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

(B)  LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 2004 the Company recorded income of $208,704 ($0.01 per share), compared to a loss of $346,602 ($0.01 per share) for 2003 and a net loss of 13,550 ($0.00 per share) in 2002.

At December 31, 2004, the Company had cash of $1,126,302 (2003 - $58,822) and working capital of $1,908,142 (2003 working capital - $866,839) respectively. Total liabilities as of December 31, 2004 were $894,814 as compared to $391,554 on December 31, 2003, an increase of $503,260. In fiscal 2004 the Company settled loans payable in the amount of $259,558 by the assignment of its holdings of International Croesus Ventures Corp. During 2004 net proceeds from the issuance of common stock were $1,000,000 (2003 - $0). In Fiscal 2004 investing activities consisted of additions to plant and equipment $-5,554 (2003
- $36,150).

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

PLANS FOR YEAR 2005

The Company's plans for year 2005 center on the Piksa subsidiary increasing the sales of its Super compost Piksa bio-organic fertilizer to the various Russian State Agencies, the gardening companies working for the Moscow City Government and to increase sales in the St. Petersburg market place, for the Spanish subsidiary to produce and supply Piksa, the Russian subsidiary, with the bacteria used in the production of the bio-organic fertilizer and to complete the patenting and certification of its bio-organic fertilizer in Spain.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table lists the names and positions of the executive officers and
directors of the Company as of June 15, 2005 and December 31, 2004.    All
executive officers and directors have been elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to each individual are set forth below the table.

     -------------------------------------------------------------------------------
     NAME                     POSITION
     -----------------------  ------------------------------------------------------
     Agustin Gomez de Segura  Age 50, banker and private investor and developer of new companies.
     -----------------------  ------------------------------------------------------
     Alexander Becker         Age 44, director of several Russian companies involved
                              in metallurgy, textiles and trading.
     -------------------------------------------------------------------------------

(B)  COMPENSATION

The following table sets forth information concerning the compensation of the named executive officers as required to be disclosed in accordance with applicable securities regulations during the Corporation's three financial years ended December 31, 2004, December 31, 2003 and December 31, 2002:

--------------------------------------------------------------------------------------------
                                                LONG-TERM COMPENSATION
                                                --------------------------------------------
                   ANNUAL COMPENSATION          AWARDS                   PAYMENTS
                   ---------------------------  -----------------------  -------------------
                                                             SECURITIES
NAME                                  OTHER                  UNDER-                 ALL
AND                                   ANNUAL    RESTRICTED   LYING                  OTHER
PRINCIPAL                             COMPEN-   STOCK        OPTIONS/     LTIP      COMPEN-
POSITION    YEAR   SALARY   BONUSES   SATION    AWARD(S)     SARS         PAYOUTS   SATION
                   ($)      ($)       ($)       ($)          (=)          ($)       ($)
(a)         (b)    (c)      (d)       (e)       (f)          (g)          (h)       (i)
--------------------------------------------------------------------------------------------
Agustin
Gomez de     2004  Nil           -0-       -0-  None         None         None           -0-
Segura      --------------------------------------------------------------------------------
President    2003  Nil           -0-       -0-  None         None         None           -0-
and         --------------------------------------------------------------------------------
Director     2002  Nil           -0-       -0-  None         None         None           -0-
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

OPTIONS/SAR GRANTS IN LAST FINANCIAL YEAR

The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs made during the last completed fiscal year to each of the named executive officers:

------------------------------------------------------------------------------------------
OPTION/SAR GRANTS IN FISCAL YEAR 2004
(Individual Grants)
------------------------------------------------------------------------------------------
                                           PERCENT OF
                             NUMBER OF     TOTAL OPTIONS/
                             SECURITIES    SARS GRANTED
                             UNDERLYING    TO EMPLOYEES     EXERCISE OR
                             OPTION/SARS   IN FISCAL        BASE PRICE    EXPIRATION DATE
NAME                         GRANTED (#)   YEAR             ($/Sh)        (M/D/Y)
(a)                          (b)           c)               (d)           (e)
---------------------------  ------------  ---------------  ------------  ----------------
Agustin Gomez de Segura (1)  Nil           Nil              Nil           N/A
------------------------------------------------------------------------------------------

     (1) No options were granted in fiscal 2004. No SARs were granted in fiscal 2004.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

The following table sets forth information concerning the exercise of options (or tandem SARs) and freestanding SARs during the financial year ended December 31, 2004 and the value at December 31, 2004 of unexercised in-the-money options and SARs held by each of the Named Executive Officers:

----------------------------------------------------------------------------------
AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
OPTION/SAR  VALUES
----------------------------------------------------------------------------------
                                                                    VALUE OF
                                                                    UNEXERCISED
                                                    UNEXERCISED     IN-THE-MONEY
                          SECURITIES    AGGREGATE   OPTIONS/SARS    OPTIONS/SARS
                          ACQUIRED      VALUE       AT FY-END (#)   AT FY-END
                          ON EXERCISE   REALIZED    EXERCISABLE/    EXERCISABLE/
NAME                      (#)           ($)         UNEXERCISABLE   UNEXERCISABLE
(a)                       (b)           (c)         (d)             (e)
----------------------------------------------------------------------------------
Agustin Gomez de Segura   Nil           Nil         Nil             Nil
----------------------------------------------------------------------------------

LONG-TERM INCENTIVE PLANS ("LTIP") AWARDS TABLE

The Company does not have a Long-term Incentive Plan.

PENSION PLAN

The Company does not have a Pension plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company are indebted to the Company.

EMPLOYEE INCENTIVE PLAN

The Company does not have an employee incentive plan.

REMUNERATION OF DIRECTORS

The Company does not pay a fee to its outside, non-officer directors. The Company reimburses its directors for reasonable expenses incurred by them in attending meetings of the Board of Directors. The Corporation paid aggregate remuneration of $0 to the two incumbent and one former director in their capacities as such during the fiscal period ended December 31, 2004 (2003 - $Nil).

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

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met four (4) times during 2004.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

The Company's Board of Directors does not have standing a nominating committee or committee performing similar functions. During the fiscal year ended December 31, 2004 the entire Board of Directors acted as the Company's Compensation Committee. The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company's year-end financial statements and other such matters relating to the Company's financial affairs as its members deem appropriate. During 2004 the Compensation Committee held one (1) meeting and the Audit Committee held three (3) meetings.

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

(D)  EMPLOYEES

Soil Biogenics Limited and its wholly owned subsidiaries employed 25 persons as of June 15, 2005, of which 0 were covered by collective bargaining agreements.

(E)  SHARE OWNERSHIP

SHARE OWNERSHIP BY DIRECTORS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Company's directors and officers in common as at June 15, 2005. As at June 15, 2005 the Company had 31,162,500 (December 31, 2004 - 30,162,500) shares of Common Stock issued and outstanding.

----------------------------------------------------------------------------

OFFICERS AND DIRECTORS                      SHARES OF           APPROXIMATE
                                            COMMON              PERCENTAGE
NAME OF BENEFICIAL OWNER                    STOCK BENEFICIALLY  OWNED
                                            OWNED

----------------------------------------------------------------------------
Norbex Holdings Ltd.
Drake Chambers, P.O. Box 3321, Road Town,
Tortola, British Virgin Islands                      2,000,000       6.418 %
(Beneficially owned by Agustin Gomez de
Segura)
----------------------------------------------------------------------------
Alexander Becker
Komsomolsky Pr. 23/7, App. 25, Moscow,               2,084,040        6.688%
Russia
----------------------------------------------------------------------------

Total - Officers and Directors (2 persons)           4,084,040       13.106%

----------------------------------------------------------------------------

For information concerning options granted to the above-mentioned individuals see Item 6 Compensation - Options/SAR Grants Table on page 11.

Agustin Gomez de Segura and Alexander Becker were appointed to the Company's Board of Directors on July 1, 2003.


ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 15, 2005 by each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock. As at June 15, 2005 there were 31,162,500 shares of Common Stock issued and outstanding.

-------------------------------------------------------------------------------------
NAME AND ADDRESS OF                                  AMOUNT AND        PERCENTAGE OF
BENEFICIAL OWNER                                     NATURE OF         CLASS
                                                     BENEFICIAL OWNER
-------------------------------------------------------------------------------------
Kastalia Ltd.                                               2,700,000         8.664 %
Wickhams Cay 1, Road Town, Tortola, British Virgin
Islands
(Beneficially owned by Mr. Alexander Kleimionov)

-------------------------------------------------------------------------------------
Alexei Y. Sementsow                                         2,312,000         7.419 %
Baklayeva Str.11, App. 105, City of Kimry,
Tver Region, Russia

-------------------------------------------------------------------------------------
Alexander Becker                                            2,084,040         6.688 %
Komsomolsky Pr. 23/7, App. 25, Moscow, Russia

-------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------
Norbex Holdings Ltd.                                        2,000,000         6.418 %
Drake Chambers, P.O. Box 3321, Road Town, Tortola,
British Virgin Islands
(Beneficially owned by Agustin Gomez de Segura)

-------------------------------------------------------------------------------------
Redbridge Minerals (Overseas) Ltd.                          2,000,000         6.418 %
Trident Chambers, PO Box 146, Road Town, Tortola,
British Virgin Islands
(Beneficially owned by Mrs. Antonina Tsykova)
-------------------------------------------------------------------------------------

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


ITEM 9   THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not applicable

PLAN OF DISTRIBUTION

Not applicable

MARKETS

The Common Stock of the Company has been quoted on the NASD OTC Bulletin Board since May 1, 1997. The following tables sets forth the high and low bid prices for the Common Stock for the calendar quarters for the year ending December 31, 2004 and 2003 and the most recent six months as reported by the NASD OTC Bulletin Board. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

--------------------------------
MONTH          HIGH ($)  LOW ($)
--------------------------------
June 2005          2.20     2.05
--------------------------------
May 2005           2.15     1.96
--------------------------------
April 2005         2.35     2.05
--------------------------------
March 2005         2.35     1.85
--------------------------------
February 2005      2.00     1.25
--------------------------------
January 2005       1.74     1.65
--------------------------------

-----------------------------------------------------------------------------
PERIOD           FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
-----------------------------------------------------------------------------
2004 - High ($)           1.95            1.95           1.75            1.85
-----------------------------------------------------------------------------
2004 - Low ($)            1.30            0.75           1.28            1.45
-----------------------------------------------------------------------------
2003 - High ($)           1.50            2.00           1.70            1.70
-----------------------------------------------------------------------------
2003- Low ($)             0.75            1.40           0.90            0.75
-----------------------------------------------------------------------------


ITEM  10  ADDITIONAL  INFORMATION

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

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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


ITEM  12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable


ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable


ITEM 15  CONTROLS AND PROCEDURES

The principal executive and principal financial officers of the Company have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (evaluation date) and have concluded that the disclosure controls and procedures are adequate and effective based upon their evaluation as of the evaluation date.


ITEM 16  (RESERVED)

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B  CODE OF ETHICS

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

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)  AUDIT FEES

The aggregate fees billed for professional services rendered by Ernst & Young LLP (formerly Moore Stephens Ellis Foster Ltd.), the principal accountant for the Company, for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2004, were $25,000 (2003 - $23,050).

(b)  AUDIT-RELATED FEES

The aggregate fees billed for assurance and related services by Ernst & Young LLP (formerly Moore Stephens Ellis Foster Ltd.) that are reasonably related to the performance of the audit or review of the Company's financial statements were $Nil for the Company's fiscal year ended December 31, 2004 (2003 - $Nil).

(c)  TAX FEES

The aggregate fees billed for products and services rendered by Ernst & Young LLP (formerly Moore Stephens Ellis Foster Ltd.) for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2004 were $Nil (2003 - $Nil).

(d)  ALL OTHER FEES

There were no additional fees billed for professional services rendered by Ernst & Young LLP (formerly Moore Stephens Ellis Foster Ltd.) other than the fees reported in this Item 16C above for the Company's fiscal year ended December 31, 2004 (2003 - $Nil).

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

(f)  AUDITORS USE OF NON-PERMANENT EMPLOYEES

None of the hours expended by Ernst & Young LLP (formerly Moore Stephens Ellis Foster Ltd.) on its engagement to audit the Company's financial statements for the fiscal year ended December 31, 2004, were performed by persons other than fulltime permanent employees of Ernst & Young LLP (formerly Moore Stephens Ellis Foster Ltd.).

ITEM 16D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS

None.

                                    PART III


ITEM 17  FINANCIAL STATEMENTS.

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

INDEX TO FINANCIAL STATEMENTS

         --------------------------------------------------------------------------
         FINANCIAL STATEMENTS                                           PAGE
         --------------------------------------------------------------------------
         Audited Financials - December 31, 2004 and December 31, 2003.
         --------------------------------------------------------------------------
         Report of Independent Accountants                              F-2
         --------------------------------------------------------------------------
         Balance Sheet                                                  F-3
         --------------------------------------------------------------------------
         Consolidated Statement of Stockholders' Equity                 F-4
         --------------------------------------------------------------------------
         Consolidated Statements of Operations                          F-5
         --------------------------------------------------------------------------
         Consolidated Statement of Cash Flows                           F-6
         --------------------------------------------------------------------------
         Notes to Financial Statements                                  F-7 to F-18
         --------------------------------------------------------------------------

               SOIL BIOGENICS LIMITED
               (formerly Pantagonia Gold (BVI) Limited)

               Consolidated Financial Statements
               (EXPRESSED IN U.S. DOLLARS)

               December 31, 2004 and 2003




               INDEX
               -----

               Report of Independent Registered Public Accounting Firm

               Consolidated Balance Sheets

               Consolidated Statements of Stockholders' Equity

               Consolidated Statements of Operations

               Consolidated Statements of Cash Flows

               Notes to Consolidated Financial Statements


                                       F1

Ernst & Young                   Ernst & Young LLP         Phone:  (604) 891-8200
[LOGO OMITTED]                  Chartered Accountants     Fax:    (604) 643-5422
                                Pacific Centre
                                700 West Georgia Street
                                P.O. Box 10101
                                Vancouver, BC  V7Y 1C7




AUDITORS' REPORT


TO  THE  SHAREHOLDERS  OF

SOIL  BIOGENICS  LIMITED
(formerly  Patagonia  Gold  (BVI)  Limited)

We have audited the consolidated balance sheets of SOIL BIOGENICS LIMITED ("the Company") as at December 31, 2004 and 2003 and the consolidated statements of stockholders' equity, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


Vancouver,  Canada                                "ERNST  &  YOUNG  LLP"
June  29,  2005                                   Chartered  Accountants


                                       F2

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Consolidated Balance Sheets
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------
                                                        2004         2003
--------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                       $1,105,836   $   39,986
  Receivables                                        975,053       91,085
  Marketable securities (note 3)                     566,196    1,046,377
  Inventories                                        136,703       62,767
  Prepaid expenses and deposits                       19,168       18,178
--------------------------------------------------------------------------
TOTAL CURRENT ASSETS                               2,802,956    1,258,393

RESTRICTED CASH                                       20,466       18,836

EQUIPMENT, NET (note 4)                              115,684      164,923
--------------------------------------------------------------------------
TOTAL ASSETS                                      $2,939,106   $1,442,152
==========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

CURRENT LIABILITIES
  Bank loan (note 5)                                       -   $   67,901
  Accounts payable and accrued liabilities           679,480       35,407
  Income taxes payable                                42,290            -
  Notes payable  (note 6)                                  -       24,450
  Notes payable - related parties (note 6)           173,044      263,796
--------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                            894,814      391,554
--------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

SHARE CAPITAL
  Authorized:
    50,000,000 common shares without par value
  Issued:
    30,162,500 (2003: 30,162,500) common shares

PAID-IN CAPITAL (note 7)                           1,915,959      915,959

ACCUMULATED DEFICIT                                 (142,865)    (351,569)

ACCUMULATED OTHER COMPREHENSIVE INCOME               271,198      486,208
--------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                         2,044,292    1,050,598
--------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $2,939,106   $1,442,152
==========================================================================
COMMITMENT AND CONTINGENCIES (note 10)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

APPROVED BY THE DIRECTORS:   Agustin Gomez de Segura          Alexander Becker
                           ---------------------------      --------------------
                             Agustin Gomez de Segura          Alexander Becker


                                       F3

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated                    Total
                                                                                                 other         Total    compre-
                                                Common stock                    Accum-         compre-        stock-    hensive
                                             ------------------     Paid-in     ulated         hensive      holders'     income
                                                 Shares  Amount     capital   (deficit)   income (loss)       equity      (loss)
--------------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2002                   17,000,000       -  $  105,817  $  (4,967)  $       6,322   $  107,172   $  19,872
                                                                                                                      ==========
Recapitalization (Note 1)                    12,912,500       -     607,079          -               -      607,079           -

Shares issued for the settlement of debt        250,000       -     200,000          -               -      200,000           -

Imputed interest - related parties                    -       -       3,063          -               -        3,063           -

Components of comprehensive income (loss)
  - Net income (loss) for the year                    -       -           -   (346,602)              -     (346,602)   (346,602)
  - Foreign currency translation
      adjustments                                     -       -           -          -           9,490        9,490           -
  - Unrealized gains on marketable
      securities                                      -       -           -          -         470,396      470,396     470,396
--------------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2003                   30,162,500       -     915,959   (351,569)        486,208    1,050,598   $ 123,794
                                                                                                                      ==========
Cash for share subscription                           -       -   1,000,000          -               -    1,000,000           -

Components of comprehensive income (loss)
  - Net income (loss) for the year                    -       -           -    208,704               -      208,704     208,704
  - Foreign currency translation
      adjustments                                     -       -           -          -           5,612        5,612           -
  - Unrealized gains on marketable
      securities                                      -       -           -          -          13,132       13,132      13,132
  - Reversal of unrealized gain on
      disposition of marketable securities            -       -           -          -        (233,754)    (233,754)          -
--------------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2004                   30,162,500       -  $1,915,959  $(142,865)  $     271,198   $2,044,292   $ 221,836
================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       F4

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Consolidated Statements of Operations
Years Ended December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------------------------------
                                                     2004          2003
------------------------------------------------------------------------

SALES                                         $ 1,809,715   $   369,200

COST OF SALES                                   1,111,921       327,155
------------------------------------------------------------------------

GROSS PROFIT                                      697,794        42,045

SELLING EXPENSES                                   33,019        57,641

GENERAL AND ADMINISTRATIVE                        380,806       146,691

DEPRECIATION                                       43,685        29,215

RESEARCH AND DEVELOPMENT                           61,304        23,358
------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                     178,980      (214,860)
------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
  Other income                                     25,273           604
  Realized gain (loss) on disposition of
    marketable securities                         120,175       (85,172)
  Interest expense                                (14,794)      (46,615)
  Write off of marketable securities                    -        (1,341)
------------------------------------------------------------------------

                                                  130,654      (132,524)
------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                 309,634      (347,384)

INCOME TAX PROVISION (note 8)                    (100,930)          782
------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE YEAR                $   208,704   $  (346,602)
========================================================================

INCOME (LOSS) PER SHARE - basic and diluted   $      0.01   $     (0.01)
========================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
   - basic and diluted                         30,162,500    28,539,726
========================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       F5

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------------
                                                                    2004         2003
--------------------------------------------------------------------------------------

CASH FLOWS USED IN OPERATING ACTIVITIES
  Net income (loss) for the year                               $  208,704   $(346,602)
  Adjustments to reconcile net income (loss) to net
    cash used in operating activities:
    - depreciation                                                 43,685      29,215
    - imputed interest - related party                                  -       3,063
    - realized gain (loss) on sale of marketable securities      (120,175)     85,172
    - write-off of marketable securities                                -       1,341
  Changes in assets and liabilities:
    - (increase) in receivables                                  (883,968)     (8,740)
    - (increase) in inventories                                   (73,936)    (29,229)
    - (increase) in prepaid expenses and deposit                     (990)    (18,178)
    - increase in income taxes payable                             42,290           -
    - increase (decrease) in accounts payable                     644,074     (78,929)
--------------------------------------------------------------------------------------
                                                                 (140,316)   (362,887)
--------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
  Proceeds from disposition of marketable securities              379,733           -
  Purchase of equipment                                             5,554     (36,150)
--------------------------------------------------------------------------------------
                                                                  385,287     (36,150)
--------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                        1,000,000           -
  Increase (decrease) of bank loan                                (67,901)     36,440
  Increase (decrease) of notes payable                           (115,202)    377,038
--------------------------------------------------------------------------------------
                                                                  816,897     413,478
--------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS        5,612       9,031
--------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                           1,067,480      23,472
CASH AND CASH EQUIVALENTS, beginning of year                       58,822      35,350
--------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                         $1,126,302   $  58,822
======================================================================================
CASH AND CASH EQUIVALENTS ARE COMPRISED OF
  Cash                                                         $1,105,836   $  39,986
  Restricted cash                                                  20,466      18,836
--------------------------------------------------------------------------------------
                                                               $1,126,302   $  58,822
======================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
 Interest paid                                                 $   15,490   $  45,721
 Income taxes paid                                             $   60,928   $       -
======================================================================================
NON-MONETARY TRANSACTIONS
  Transfer of marketable securities for payment
    of note payable (note 9)                                   $  379,733   $       -
======================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       F6

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


1.   NATURE  OF  ORGANIZATION

     The consolidated financial statements presented are those of Soil Biogenics Limited (formerly Patagonia Gold (BVI) Limited) (SB (BVI)) and its wholly own subsidiaries, Soil Biogenics Ltd. (SB Bermuda), Soil Biogenics S.L. (SB Spain), PIKSA Inter LLC (PIKSA) and NPO PIKSA LLC (NPO). Collectively, they are referred to here in as "the Company". The Company is in the business of bio-organic fertilizer production and distribution in Russia. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.

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

     PIKSA was accounted for as the acquirer and as the surviving accounting entity because the former stockholders of PIKSA received approximately 100% of the voting rights in the combined corporation. The shares issued by SB Bermuda have been accounted for as if those shares comprised the historical share capital of PIKSA. The outstanding capital stock of SB Bermuda, at the date of the 2002 acquisition, has been accounted for as shares issued by PIKSA to acquire the net assets of SB Bermuda. The transaction was treated, for accounting purposes, as an acquisition (purchase) of control of the assets and business of SB Bermuda by PIKSA. At the date of transaction, SB Bermuda has nil assets and liabilities.

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


                                       F7

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


1.   NATURE  OF  ORGANIZATION  (continued)

     Prior to the completion of the agreement and acquisition, SB (BVI) had no significant operations, and was considered a development stage entity. A summary of the net assets of SB (BVI) acquired as at February 13, 2003 is as follows:

       ----------------------------------------------------
       Current assets                            $ 819,472
       Current liabilities                        (212,393)
       ----------------------------------------------------

       Net assets                                $ 607,079
       ====================================================

     SB (BVI) had minimal operations from January 1, 2003 to February 12, 2003 except a $200,000 compensation accrued to a director of the Company.

     On March 7, 2003, the Company acquired and reactivated SB Spain (formerly Aam Empreendimentos, S.L.), a company incorporated in Spain. Prior to the acquisition, SB Spain had no assets and liabilities.


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

     (c)  Cash  Equivalents

          Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. There were no cash equivalents as of December 31, 2004 and 2003.


                                       F8

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


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

     (f)  Revenue  Recognition

          Revenue from sales of fertilizers is recognized on the delivery of goods to customers and when collection of revenue proceeds is reasonably assured.

     (g)  Restricted  Cash

          The Company's wholly owned subsidiary Soil Biogenics S.L., ("SB Spain") under the terms of its lease agreements, is required to collateralize its lease obligation and commitment. SB Spain has collateralized its lease obligation and commitment by assigning certificates of deposit to a respective institution. At December 31, 2004, the Company holds certificates of deposit under the lease agreement of $20,466 (2003 - $18,836).

     (h)  Equipment

          Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives:

               Office  and  production  equipment           5  -  20  years


                                       F9

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (i)  Foreign  Currency  Translations

          The Company and SB Bermuda's functional currencies are US dollars. In the accounts of subsidiaries: SB Spain (whose functional currency is Euro) is considered to be an integrated operation, and its accounts are translated into US dollars using the temporal method. PIKSA Inter LLC and NPO PIKSA LLC (whose functional currency are Russian Rouble
          (RUR)) are considered to be self-sustaining foreign operations and their accounts are translated into US dollars using the current rate method.

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

     (j)  Concentration  of  Credit  Risk

          The Company places its cash and cash equivalents with high credit quality financial institutions. The Company had no funds deposited in a financial institution beyond the insured limits as of December 31, 2004 and 2003.

          The Company sold its goods predominantly to a limited number of companies. Sales to three companies represented 41%, 38% and 14% of total sales respectively. The Company purchased the majority of the raw materials from one supplier in 2004.

     (k)  Long-lived  Assets  Impairment

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


                                      F10

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (l)  Comprehensive  Income

          The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity.

     (m)  Research  and  Development

          Research and development costs are expensed as incurred. Research and development costs for the years ended December 31, 2004 were $61,304 (2003 - $23,358).

     (n)  Advertising  Expenses

          The Company expenses advertising costs as incurred. The Company incurred advertising costs of $33,019 in 2004 (2003 - $57,641).

     (o)  Income  Taxes

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

     (p)  Loss  Per  Share

          The Company adopted SFAS No. 128, Earnings Per Share. Loss per share is computed using the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share is equal to the basic loss per share for 2004 and 2003 as there are no dilutive securities.

     (q)  Fair  Value  of  Financial  Instruments

          The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and cash equivalents, receivables, marketable securities, restricted cash, accounts payable and accrued liabilities and notes payable. Fair values were assumed to approximate carrying values for these financial instruments, as they are short term in nature.


                                      F11

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (q)  Fair  Value  of  Financial  Instruments  (continued)

          The Company is exposed to currency risk as its subsidiaries' functional currency is denominated in a foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in the translation adjustment. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

     (r)  Stock-Based  Compensation

          The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (No. 123 (revised 2004) (FAS 123R), Accounting for Stock-based Compensation. FAS 123R encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.

          The  Company  did  not  grant  any  stock  options  during the period.

     (s)  New  Accounting  Pronouncements

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", which is the result of the FASB's project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 does not have an impact on the Company's consolidated financial statements.

          In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement does not have a material impact on the Company's consolidated financial statements.


                                      F12

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     (s)  New  Accounting  Pronouncements  (continued)

          In May 2005, the FASB issued Statement of Financial Accounting Standards SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of AFB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The adoptions of this new accounting pronouncement does not have a material impact on its consolidated financial position, results of operations or cash flows.


3.   MARKETABLE  SECURITIES

     Marketable securities consist of available-for-sale securities and are summarized as follows:

     -----------------------------------------------------------------------------------------
                                           Gross         Gross       Accumulated
                                      unrealized    unrealized        unrealized       Market
                              Cost         gains        losses    gains/ (losses)       value
     -----------------------------------------------------------------------------------------
     Recapitalization    $ 819,296   $         -   $         -   $             -   $  819,296

     Change in the year   (243,315)      537,421        67,025           470,396      227,081
     -----------------------------------------------------------------------------------------

     December 31, 2003     575,981       537,421        67,025           470,396    1,046,377

     Change in the year   (259,559)     (270,010)      (49,388)         (220,622)    (480,181)
     -----------------------------------------------------------------------------------------

     December 31, 2004   $ 316,422   $   267,411   $    17,637   $       249,774   $  566,196
     =========================================================================================


                                      F13

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


4.   EQUIPMENT

     -------------------------------------------------------------------
                                                    2004
                                      ----------------------------------
                                          Cost    Accumulated   Net book
                                                 Depreciation      Value
     -------------------------------------------------------------------

     Office and production equipment  $191,585  $      75,901  $ 115,684
     ===================================================================

     -------------------------------------------------------------------
                                                    2003
                                      ----------------------------------
                                          Cost    Accumulated   Net book
                                                 Depreciation      Value
     -------------------------------------------------------------------

     Office and production equipment  $197,139  $      32,216  $ 164,923
     ===================================================================

5.   BANK  LOAN

     The bank loan is unsecured, bearing interest at 18% per annum and due February 2004. The bank loan was fully repaid during 2004 (2003 - RUR 2,000,000).


6.   NOTES  PAYABLE

     (a)  Notes  Payable

          ------------------------------------------------------------------
                                                              2004      2003
          ----------------------------------------------------------------
          Interest calculated at rates of 16% to 24% per    $    -   $21,762
            annum, unsecured and due within March 4,
            2003 to February 3, 2004.  Various non-related
            parties.

            Accrued interest                                      -    2,688
          ------------------------------------------------------------------

          Total                                             $    -   $24,450
          ==================================================================


                                      F14

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


6.   NOTES  PAYABLE  (continued)

     (b)  Notes  Payable  Related  Parties

          --------------------------------------------------------------------------
                                                                      2004      2003
          --------------------------------------------------------------------------
          i.   Interest at 6.0% per annum, unsecured and
               due in December 2004:
               - Public Overseas - related to a director and
               a major shareholder                                $ 30,000  $ 30,000
          --------------------------------------------------------------------------

          ii.  Non-interest bearing, unsecured and no
               stated terms of repayment:
               -    Carrington International Ltd. - related to a
                    major shareholder                              101,642   208,325
               -    Dr. G. Shnura - a major shareholder             16,132    13,471
               -    A. Gomez de Segura - a director and a
                    major shareholder                                3,255    12,000
               -    Other                                           22,015         -
          --------------------------------------------------------------------------

          Total                                                   $173,044  $263,796
          ==========================================================================


7.   SHARE  CAPITAL

     On December 29, 2004, the Company received $1,000,000 for common stock to be issued. Subsequent to year end 1,000,000 shares of common stock were issued.


8.   INCOME  TAX  PROVISION

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

     ------------------------------------------------------------------
                                                        2004      2003
     ------------------------------------------------------------------
     Income taxes at statutory rate                 $      -  $      -
     Foreign tax rate differences                    126,934   (67,495)
     Utilization of previously unrecognized losses    26,004         -
     Non recognition of benefit of losses                  -    66,713
     ------------------------------------------------------------------

     Provision for (benefit from) income taxes      $100,930  $   (782)
     ==================================================================


                                      F15

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


8.   INCOME  TAX  PROVISION  (continued)

     A  summary  of  future  income  tax  assets  is  as  follows:

     -------------------------------------------------------------
                                                  2004       2003
     -------------------------------------------------------------
     Loss carryforwards                       $ 91,000   $ 70,000
     Valuation allowance                       (91,000)   (70,000)
     -------------------------------------------------------------

     Future income tax assets                 $      -   $      -
     =============================================================

     The Company has established the above valuation allowances as of December 31, 2004 due to uncertainty of future realization of future income tax assets. At December 31, 2004, the Company has approximately $303,000 (2003
     - $200,000) of loss carryforwards which can be used against future earnings in Spain.


9.   RELATED  PARTY  TRANSACTION

     During the year, the Company settled a liability of $379,733 due to a shareholder of the Company by transferring certain marketable securities it owned at a fair value of $379,733.


10.  COMMITMENT  AND  CONTINGENCIES

     (a) The Company's subsidiary has entered into an office lease agreement with minimum lease payments for the next four (4) years as follows:

          --------------------------------------------
          2005                                $ 37,381
          2006                                  37,381
          2007                                  37,381
          2008                                  18,690
          --------------------------------------------
                                              $130,833
          ============================================


                                      F16

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


10.  COMMITMENT  AND  CONTINGENCIES  (continued)

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

          Generally, tax declarations remain subject to inspection for a period of three years. The fact that a year has been reviewed does not preclude the Russian Tax Service from performing a subsequent inspection of that year.

          Management believe that, based on current year results, it has adequately provided for tax liabilities in the accompanying financial statements; however, the risk remains as those relevant authorities could take different positions with regard to interpretive issues.


                                      F17

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


11.  GEOGRAPHICAL  INFORMATION

     The Company's business is considered as operating in one segment and the geographical information is as follows:

     -----------------------------------------------------------------
                                         2004
                        ----------------------------------------------
                         Corporate      Spain      Russia      Total
     -----------------------------------------------------------------
     Sales              $        -  $       -   $1,809,715  $1,809,715

     Net income (loss)  $    6,587  $(222,388)  $  424,505  $  208,704

     Assets             $1,540,943  $ 113,045   $1,285,118  $2,939,106
     -----------------------------------------------------------------

     ------------------------------------------------------------------
                                         2003
                        -----------------------------------------------
                         Corporate      Spain      Russia      Total
     ------------------------------------------------------------------
     Sales              $        -   $      -   $ 369,200   $  369,200

     Net income (loss)  $ (153,759)  $(80,817)  $(112,026)  $ (346,602)

     Assets             $1,065,567   $ 63,867   $ 312,718   $1,442,152
     ------------------------------------------------------------------


12.  COMPARATIVE  FIGURES

     Certain prior year balances have been reclassified to conform to the presentation adopted in the current year.


                                      F18

ITEM  18  FINANCIAL STATEMENTS

The Company has elected to comply with the financial statement requirement of
Item 17 rather than this Item.


ITEM  19  EXHIBITS

INDEX TO EXHIBITS

Exhibits

1.1   Certificate of Incorporation*
1.2   Certificate of Restoration and Renewal of Certificate of Incorporation*
1.3   Amended and Restated Memorandum of Association*
1.4   Amended and Restated Articles of Association*
1.5   Plan of Merger*
1.6   Articles of Merger*
1.7   By-laws*
8.1   Significant subsidiaries*
11.1  Corporate Governance Principles*
12.1  Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1  Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C.
      Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1  Letter on change in certifying accountant*

--------
*  Previously  Filed


SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

                                           AURORA METALS (BVI) LIMITED
                                                    (Registrant)

Date:  July 11, 2005                        BY:  /s/  Agustin Gomez de Segura
                                                 ----------------------------
                                                 Agustin Gomez de Segura
                                                 Director, President and CFO

Date:  July 11, 2005                        BY:  /s/  Alexander Becker
                                                 ---------------------
                                                 Alexander Becker
                                                 Director