Form 20-F/A
period 2004-12-31
SOIL BIOGENICS LTD
filed 2005-10-26
CIK 1049576

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the Fiscal Year Ended December 31, 2004
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from ________to_______

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

                           [X] Item 17     [_] Item 18

                                    SOIL BIOGENICS LIMITED
                                      TABLE OF CONTENTS


PART I

   GENERAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
   FORWARD LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
   CURRENCY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

   ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS . . . . . . . . . .   4
   ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . . . . . . . . . .   4
   ITEM 3.    KEY INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
   ITEM 4.    INFORMATION ON THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . .   5
   ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . . . . . . . . . . .   9
   ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES. . . . . . . . . . . . . . . .  11
   ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . . . . . . . . . .  16
   ITEM 8.    FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .  17
   ITEM 9.    THE OFFER AND LISTING . . . . . . . . . . . . . . . . . . . . . . . . . .  17
   ITEM 10.   ADDITIONAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . .  18
   ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. . . . . . . .  20
   ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES. . . . . . . . . .  20

PART II

   ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES . . . . . . . . . . . . .  20
   ITEM 14.   MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
              USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
   ITEM 15.   CONTROLS AND PROCEDURES . . . . . . . . . . . . . . . . . . . . . . . . .  20
   ITEM 16.   (RESERVED). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
   ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT. . . . . . . . . . . . . . . . . . . . .  20
   ITEM 16B.  CODE OF ETHICS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
   ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES. . . . . . . . . . . . . . . . . .  21
   ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR
              AUDIT COMMITTEES. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
   ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
              AFFILIATED PURCHASERS . . . . . . . . . . . . . . . . . . . . . . . . . .  22

PART III

   ITEM 17.   FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . .  22
   ITEM 18.   FINANCIAL STATEMENTS (NOT APPLICABLE) . . . . . . . . . . . . . . . . . .  23
   ITEM 19.   EXHIBITS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

The Company is filing Amendment Number 1 to the Soil Biogenics Limited December 31, 2004 Form 20-F for the following reasons:

     1. The Company has revised its Standard Industrial Classification Code ("SIC") from 1000, Metal Mining, to 2870, Agriculture Chemicals.
     2.   The  Company  has amended the note to the Compensation Table in Item 6
          (B).
     3. The auditors report for the year ended December 31, 2004 on page F-2 has been amended to indicate that the Company's audited consolidated financial statements were prepared in accordance with U.S. GAAP.
     4. The audited consolidated statements of stockholders' equity, operations, cash flows and related notes for the year ended December 31, 2004 have been revised to include the year ended December 31, 2002.
     5. The cost of sales for the years ended December 31, 2004 and 2003 have been revised to include depreciation expense attributable to the cost of sales. The depreciation expense has been reclassified from Depreciation (December 31, 2004) and General and Administrative (December 31, 2003).


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

The Company maintains its accounts in US dollars since the transactions of the Company are primarily based in US dollars and the transactions that occur in Roubles and Euros do not currently constitute a significant portion of the activities or operations of the Company on a cash driven basis.
The Company's operations in Russia and Spain are subject to risks from changes in foreign currencies. The costs of the Russian operations are principally denominated in Roubles while the Spanish operations are denominated in the Euro. As a result, significant changes in the exchange rate of these two currencies can have a significant effect on the company's business and results of operations. For additional detail, see Market Risk in Item 5, "Market Risk Disclosures" and Item 11 "Quantitative and Qualitative Disclosures about Market Risk" of this Annual Report on Form 20-F.

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

ORGANIZATION STUCTURE

                           --------------------------
                           | Soil Biogenics Limited |
                           --------------------------
                                       |
                           --------------------------
                           |  Soil Biogenics Ltd.   |
                           --------------------------
                                       |
            ---------------------------|
            |                          |
   -------------------     --------------------------
   | Piksa Inter LLC |     |  Soil Biogenics S.L.   |
   -------------------     --------------------------
            |
            |   ----------------------------------------------------------------
            |-- | - Piksa Research and Production Association ("NPO Piksa LC") |
                | - Biogrunt                                                   |
                ----------------------------------------------------------------

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


Piksa Inter LLC                    Incorporated in Moscow, Russia and is a 100% wholly owned subsidiary of Soil Biogenics Ltd. (Bermuda);
Piksa Research and Production      Incorporated in Moscow, Russia and is a 100% wholly owned subsidiary
Association LLC ("NPO Piksa LLC")  of Piksa Inter LLC;
Biogrunt                           Incorporated in Moscow, Russia and is a 61% owned subsidiary of Piksa
                                   Inter LLC;


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

       -------------------------------------------------------------------------------
        NAME                     POSITION
       -----------------------  ------------------------------------------------------
       Agustin Gomez de Segura  Age 50, banker and private investor and developer of new companies.
       -----------------------  ------------------------------------------------------
       Alexander Becker         Age 44, director of several Russian companies involved
                                in metallurgy, textiles and trading.
       -------------------------------------------------------------------------------

(B)   COMPENSATION

The following table sets forth information concerning the compensation of the named executive officers as required to be disclosed in accordance with applicable securities regulations during the Corporation's three financial years ended December 31, 2004, December 31, 2003 and December 31, 2002:

---------------------------------------------------------------------------------------------
                                                LONG-TERM COMPENSATION
                   ANNUAL COMPENSATION          ---------------------------------------------
                                                AWARDS                    PAYMENTS
                   ---------------------------  ------------------------  -------------------
                                                             SECURITIES
NAME                                  OTHER                  UNDER-                  ALL
AND                                   ANNUAL    RESTRICTED   LYING                   OTHER
PRINCIPAL                             COMPEN-   STOCK        OPTIONS/     LTIP       COMPEN-
POSITION    YEAR   SALARY   BONUSES   SATION    AWARD(S)     SARS         PAYOUTS    SATION
                   ($)      ($)       ($)       ($)          (=)          ($)        ($)
(a)         (b)    (c)      (d)       (e)       (f)          (g)          (h)        (i)
----------  -----  -------  --------  --------  -----------  -----------  ---------  --------
Agustin
Gomez de     2004      Nil       -0-       -0-         None         None       None       -0-
Segura (1)  -----  -------  --------  --------  -----------  -----------  ---------  --------
President    2003      Nil       -0-       -0-         None         None       None       -0-
and         -----  -------  --------  --------  -----------  -----------  ---------  --------
Director     2002      Nil       -0-       -0-         None         None       None       -0-
---------------------------------------------------------------------------------------------

     (1) On July 1, 2003 Mr. Cameron Richardson resigned from the Board of Directors and as President of the Company to pursue other interests. Mr. Richardson's salary for the period January 1 to June 30, 2003 was $1,600 (fiscal 2002 - $9,791). On July 1, 2003 Mr. Agustin Gomez de Segura was appointed to the board of directors and President of the Company. Mr. Segura is engaged in other business activities and devotes only a limited amount of his time (approximately 20%) to our business; who is the beneficial owner of approximately 6% of the Company's issued and outstanding common shares; accordingly he has agreed to forgo a salary during the Company's start up activities. As and when our activities expand we expect to negotiate a mutually acceptable compensation arrangement with Mr. Segura.


OPTIONS/SAR GRANTS IN LAST FINANCIAL YEAR

The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs made during the last completed fiscal year to each of the named executive officers:

-----------------------------------------------------------------------------------------
OPTION/SAR GRANTS IN FISCAL YEAR 2004
(Individual Grants)
-----------------------------------------------------------------------------------------
                                           PERCENT OF
                             NUMBER OF     TOTAL OPTIONS/
                             SECURITIES    SARS GRANTED     EXERCISE
                             UNDERLYING    TO EMPLOYEES     OR
                             OPTION/SARS   IN FISCAL        BASE PRICE   EXPIRATION DATE
NAME                         GRANTED (#)   YEAR             ($/Sh)       (M/D/Y)
(a)                          (b)           (c)              (d)          (e)
---------------------------  ------------  ---------------  -----------  ----------------
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

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

The following table sets forth information concerning the exercise of options (or tandem SARs) and freestanding SARs during the financial year ended December 31, 2004 and the value at December 31, 2004 of unexercised in-the-money options and SARs held by each of the Named Executive Officers:

---------------------------------------------------------------------------------
AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES
---------------------------------------------------------------------------------
                                                                   VALUE OF
                                                                   UNEXERCISED
                          SECURITIES               UNEXERCISED     IN-THE-MONEY
                          ACQUIRED     AGGREGATE   OPTIONS/SARS    OPTIONS/SARS
                          ON           VALUE       AT FY-END (#)   AT FY-END
                          EXERCISE     REALIZED    EXERCISABLE/    EXERCISABLE/
NAME                      (#)          ($)         UNEXERCISABLE   UNEXERCISABLE
(a)                       (b)          (c)         (d)             (e)
------------------------  -----------  ----------  --------------  --------------
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
----------------------------------------------------------------------------
Norbex Holdings Ltd.
Drake Chambers, P.O. Box 3321, Road Town,
Tortola, British Virgin Islands                      2,000,000       6.418 %
(Beneficially owned by Agustin Gomez de
Segura)
------------------------------------------  ------------------  ------------
Alexander Becker
Komsomolsky Pr. 23/7, App. 25, Moscow,               2,084,040        6.688%
Russia
------------------------------------------  ------------------  ------------
Total - Officers and Directors (2 persons)           4,084,040       13.106%
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

-------------------------------------------------------------------------------------
NAME AND ADDRESS OF                                  AMOUNT AND        PERCENTAGE OF
BENEFICIAL OWNER                                     NATURE OF         CLASS
                                                     BENEFICIAL OWNER
---------------------------------------------------  ----------------  --------------
Kastalia Ltd.                                               2,700,000         8.664 %
Wickhams Cay 1, Road Town, Tortola,
British Virgin Islands
(Beneficially owned by Mr. Alexander Kleimionov)

---------------------------------------------------  ----------------  --------------
Alexei Y. Sementsow                                         2,312,000         7.419 %
Baklayeva Str.11, App. 105, City of Kimry,
Tver Region, Russia

---------------------------------------------------  ----------------  --------------
Alexander Becker                                            2,084,040         6.688 %
Komsomolsky Pr. 23/7, App. 25, Moscow, Russia

---------------------------------------------------  ----------------  --------------
Norbex Holdings Ltd.                                        2,000,000         6.418 %
Drake Chambers, P.O. Box 3321, Road Town, Tortola,
British Virgin Islands
(Beneficially owned by Agustin Gomez de Segura)

---------------------------------------------------  ----------------  --------------
Redbridge Minerals (Overseas) Ltd.                          2,000,000         6.418 %
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

--------------------------------
MONTH          HIGH ($)  LOW ($)
-------------  --------  -------
June 2005          2.20     2.05
-------------  --------  -------
May 2005           2.15     1.96
-------------  --------  -------
April 2005         2.35     2.05
-------------  --------  -------
March 2005         2.35     1.85
-------------  --------  -------
February 2005      2.00     1.25
-------------  --------  -------
January 2005       1.74     1.65
--------------------------------

-----------------------------------------------------------------------------
PERIOD           FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
---------------  -------------  --------------  -------------  --------------
2004 - High ($)           1.95            1.95           1.75            1.85
---------------  -------------  --------------  -------------  --------------
2004 - Low ($)            1.30            0.75           1.28            1.45
---------------  -------------  --------------  -------------  --------------
2003 - High ($)           1.50            2.00           1.70            1.70
---------------  -------------  --------------  -------------  --------------
2003- Low ($)             0.75            1.40           0.90            0.75
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

INDEX  TO  FINANCIAL  STATEMENTS

            ------------------------------------------------------------
            FINANCIAL STATEMENTS                            PAGE
            ----------------------------------------------  ------------
            Audited Financials - December 31, 2004 and
            December 31, 2003.                                  F-1
            ----------------------------------------------  ------------
            Report of Independent Accountants                   F-2
            ----------------------------------------------  ------------
            Consolidated Balance Sheets                         F-3
            ----------------------------------------------  ------------
            Consolidated Statement of Stockholders' Equity      F-4
            ----------------------------------------------  ------------
            Consolidated Statements of Operations               F-5
            ----------------------------------------------  ------------
            Consolidated Statement of Cash Flows                F-6
            ----------------------------------------------  ------------
            Notes to Financial Statements                   F-7 to F-19
            ----------------------------------------------  ------------

            ----------------------------------------------  ------------
            Audited Financials - December 31, 2003 and
            December 31, 2002.                                  F-20
            ----------------------------------------------  ------------
            Report of Independent Accountants                   F-21
            ----------------------------------------------  ------------
            Consolidated Balance Sheets                         F-22
            ----------------------------------------------  ------------
            Consolidated Statement of Stockholders' Equity      F-23
            ----------------------------------------------  ------------
            Consolidated Statements of Operations               F-24
            ----------------------------------------------  ------------
            Consolidated Statement of Cash Flows                F-25
            ----------------------------------------------  ------------
            Notes to Financial Statements                   F-26 to F-38
            ------------------------------------------------------------

Consolidated Financial Statements

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)
(Expressed in U.S. Dollars)
December 31, 2004, 2003 and 2002

ERNST & YOUNG

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM




To the Board of Directors and Shareholders of SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

We have audited the accompanying consolidated balance sheet of SOIL BIOGENICS LIMITED ("the Company") as of December 31, 2004 and the related consolidated statements of stockholders' equity, operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 2003 and December 31, 2002, were audited by other auditors whose report dated June 30, 2004, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2004 and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.



Vancouver, Canada,                                           "ERNST & YOUNG LLP"
June 29, 2005.                                             Chartered Accountants


                                      F-2
                        A Member of Ernst & Young Global

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                          CONSOLIDATED BALANCE SHEETS


As at December 31                                 (Expressed in U.S. Dollars)

                                                       2004          2003
                                                        $             $
---------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                            1,105,836      39,986
Receivables                                            975,053      91,085
Marketable securities [note 3]                         566,196   1,046,377
Inventories                                            136,703      62,767
Prepaid expenses and deposits                           19,168      18,178
---------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                 2,802,956   1,258,393
Restricted cash                                         20,466      18,836
Equipment, net[note 4]                                 115,684     164,923
---------------------------------------------------------------------------
TOTAL ASSETS                                         2,939,106   1,442,152
---------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Bank loan [note 5]                                           -      67,901
Accounts payable and accrued liabilities               679,480      35,407
Income taxes payable                                    42,290           -
Notes payable [note 6]                                       -      24,450
Notes payable - related parties[note 6]                173,044     263,796
---------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                              894,814     391,554
---------------------------------------------------------------------------
Commitments and contingencies [note 10]

STOCKHOLDER'S EQUITY
Share capital
  Authorized
    50,000,000 common shares without par value
  Issued
    30,162,500 [2003 - 30,162,500] common shares
Paid-in capital [note 7]                             1,915,959     915,959
Accumulated deficit                                   (142,865)   (351,569)
Accumulated other comprehensive income                 271,198     486,208
---------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                           2,044,292   1,050,598
---------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           2,939,106   1,442,152
===========================================================================

See accompanying notes

Approved by the Directors:


     "AGUSTIN GOMEZ DE SEGURA"                "ALEXANDER BECKER"
     -------------------------                ------------------
     Agustin Gomez de Segura                  Alexander Becker

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


Years ended December 31, 2004, 2003 and 2002                                                         (Expressed in U.S. Dollars)


                                                                                               ACCUM-
                                                                                               ULATED
                                                                                               OTHER
                                                                                               COMPRE-     TOTAL        TOTAL
                                                                        PAID-      ACCUM-      HENSIVE     STOCK-      COMPRE-
                                                   COMMON STOCK          IN        ULATED      INCOME     HOLDERS'     HENSIVE
                                                -------------------
                                                  SHARES    AMOUNT    CAPITAL    (DEFICIT)     (LOSS)      EQUITY       INCOME
                                                    #          $         $           $           $            $           $
--------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2001 AS RESTATED          16,940,000        -     105,817    (18,517)          -       87,300           -
Shares issued to effect the acquisition
  of subsidiary                                     60,000        -           -          -           -            -           -
Components of comprehensive income
  - Net income for the year                              -        -           -     13,550           -       13,550      13,550
  - Foreign currency translation adjustments             -        -           -          -       6,322        6,322       6,322
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                      17,000,000        -     105,817     (4,967)      6,322      107,172      19,872
Recapitalization [note 1]                       12,912,500        -     607,079          -           -      607,079           -
Shares issued for the settlement of debt           250,000        -     200,000          -           -      200,000           -
Imputed interest - related parties                       -        -       3,063          -           -        3,063           -
Components of comprehensive income (loss)
  - Net income (loss) for the year                       -        -           -   (346,602)          -     (346,602)   (346,602)
  - Foreign currency translation adjustments             -        -           -          -       9,490        9,490           -
  - Unrealized gains on marketable securities            -        -           -          -     470,396      470,396     470,396
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003                      30,162,500        -     915,959   (351,569)    486,208    1,050,598     123,794
Cash for share subscription                              -        -   1,000,000          -           -    1,000,000           -
Components of comprehensive income (loss)
  - Net income (loss) for the year                       -        -           -    208,704           -      208,704     208,704
  - Foreign currency translation adjustments             -        -           -          -       5,612        5,612           -
  - Unrealized gains on marketable securities            -        -           -          -      13,132       13,132      13,132
  - Reversal of unrealized gain on
      disposition of marketable securities               -        -           -          -    (233,754)    (233,754)          -
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                      30,162,500        -   1,915,959   (142,865)    271,198    2,044,292     221,836
================================================================================================================================

See accompanying notes

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                              CONSOLIDATED STATEMENTS OF OPERATIONS


Years ended December 31                                               (Expressed in U.S. Dollars)

                                                     2004                2003            2002
                                                      $                   $               $
-------------------------------------------------------------------------------------------------
                                                [Reclassified -      [Reclassified -
                                                notes 12 and 13]     notes 12 and 13]

SALES                                                 1,809,715             369,200      151,977
Cost of sales                                         1,148,653             327,155      115,790
-------------------------------------------------------------------------------------------------
Gross profit                                            661,062              42,045       36,187
-------------------------------------------------------------------------------------------------

SELLING EXPENSES                                         33,019              57,641        1,212
General and administrative                              380,806             174,559       15,427
Depreciation                                              6,954               1,347            -
Research and development                                 61,304              23,358            -
-------------------------------------------------------------------------------------------------
Income (loss) from operations                           178,979            (214,860)      19,548
-------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
Other income                                             25,274                 604        4,243
Realized gain (loss) on disposition of
  marketable securities                                 120,175             (85,172)           -
Interest expense                                        (14,794)            (46,615)      (5,009)
Write-off of marketable securities                            -              (1,341)           -
-------------------------------------------------------------------------------------------------
                                                        130,655            (132,524)        (766)
-------------------------------------------------------------------------------------------------
Income (loss) before income taxes                       309,634            (347,384)      18,782
Income tax provision[note 8]                           (100,930)                782       (5,232)
-------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE YEAR                          208,704            (346,602)      13,550
=================================================================================================

Income (loss) per share - basic and diluted                0.01               (0.01)        0.00
=================================================================================================

Weighted average number of common shares
  outstanding
  - Basic and diluted                                30,162,500          28,539,726   16,950,027
=================================================================================================

See accompanying notes

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                                CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31                                                  (Expressed in U.S. Dollars)


                                                               2004             2003          2002
                                                                $                $              $
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the year                                   208,704         (346,602)   13,550
Adjustments to reconcile net income (loss) to net
  cash used in operating activities:
  Depreciation                                                    43,685           29,215       471
  Imputed interest - related party                                     -            3,063         -
  Realized gain (loss) on sale of marketable securities         (120,175)          85,172         -
  Write-off of marketable securities                                   -            1,341         -
Changes in assets and liabilities:
  (Increase) in receivables                                     (883,968)          (8,740)  (32,578)
  (Increase) in inventories                                      (73,936)         (29,229)  (15,522)
  (Increase) in prepaid expenses and deposit                        (990)         (18,178)        -
  Increase in income taxes payable                                42,290                -         -
  Increase (decrease) in accounts payable                        644,074)         (78,929   (28,919)
----------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                               (140,316)        (362,887)  (62,998)
----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds from disposition of marketable securities               379,733                -         -
Purchase of equipment                                              5,554          (36,150)   (4,678)
----------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                  385,287          (36,150)   (4,678)
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common stock                         1,000,000                -     6,281
Increase (decrease) of bank loan                                 (67,901           36,440)   31,461
Increase (decrease) of notes payable                            (115,202          377,038)   64,307
----------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                            816,897          413,478   102,049
----------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and
  cash equivalents                                                 5,612            9,031        48
----------------------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                          1,067,480           23,472    34,421
Cash and cash equivalents, beginning of year                      58,822           35,350       929
----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                         1,126,302           58,822    35,350
====================================================================================================

CASH AND CASH EQUIVALENTS ARE COMPRISED OF
Cash                                                           1,105,836           39,986    35,350
Restricted cash                                                   20,466           18,836         -
----------------------------------------------------------------------------------------------------
                                                               1,126,302           58,822    35,350
====================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid                                                     15,490           45,721     3,215
Income taxes paid                                                 60,928                -     5,232
====================================================================================================
NON-MONETARY TRANSACTIONS
Transfer of marketable securities for payment
  of note payable [note 9]                                       379,733                -         -
====================================================================================================

See accompanying notes

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


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

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


1.  NATURE OF ORGANIZATION (CONT'D.)

Prior to the completion of the agreement and acquisition, SB (BVI) had no significant operations, and was considered a development stage entity. A summary of the net assets of SB (BVI) acquired as at February 13, 2003 is as follows:

                                                                           $
--------------------------------------------------------------------------------
Current assets                                                          819,472
Current liabilities                                                    (212,393)
--------------------------------------------------------------------------------
Net assets                                                              607,079
================================================================================

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

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

RESTRICTED CASH

The Company's wholly owned subsidiary Soil Biogenics S.L., ("SB Spain") under the terms of its lease agreements, is required to collateralize its lease obligation and commitment. SB Spain has collateralized its lease obligation and commitment by assigning certificates of deposit to a respective institution. At December 31, 2004, the Company holds certificates of deposit under the lease agreement of $20,466 [2003 - $18,836].

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Research and development costs for the years ended December 31, 2004 were $61,304 [2003 - $23,358; 2002 - $nil].

ADVERTISING EXPENSES

The Company expenses advertising costs as incurred. The Company incurred advertising costs of $33,019 in 2004 [2003 - $57,641; 2002 - $nil].

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

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

LOSS PER SHARE

The Company adopted SFAS No. 128, Earnings Per Share. Loss per share is computed using the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share is equal to the basic loss per share for 2004, 2003 and 2002 as there are no dilutive securities.

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

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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


3.  MARKETABLE SECURITIES

Marketable securities consist of available-for-sale securities and are summarized as follows:

                                     GROSS          GROSS        ACCUMULATED
                                   UNREALIZED     UNREALIZED     UNREALIZED        MARKET
                        COST         GAINS         LOSSES      GAINS/(LOSSES)      VALUE
                         $             $              $               $              $
-------------------------------------------------------------------------------------------
Recapitalization        819,296             -              -                -      819,296
Change in the year     (243,315)      537,421         67,025          470,396      227,081
-------------------------------------------------------------------------------------------
December 31, 2003       575,981       537,421         67,025          470,396    1,046,377
Change in the year     (259,559)     (270,010)       (49,388)        (220,622)    (480,181)
-------------------------------------------------------------------------------------------
December 31, 2004       316,422       267,411         17,637          249,774      566,196
===========================================================================================

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


4.  EQUIPMENT

                                                ACCUMULATED   NET BOOK
                                     COST      DEPRECIATION    VALUE
                                      $              $           $
----------------------------------------------------------------------
2004
Office and production equipment       191,585         75,901   115,684
======================================================================
2003
Office and production equipment       197,139         32,216   164,923
======================================================================


5.  BANK LOAN

The bank loan is unsecured, bearing interest at 18% per annum and due February 2004. The bank loan was fully repaid during 2004 [2003 - RUR 2,000,000].


6.  NOTES PAYABLE

NOTES PAYABLE

                                                       2004    2003
                                                        $       $
--------------------------------------------------------------------
Interest calculated at rates of 16% to 24% per annum,
  unsecured and due within March 4, 2003 to
  February 3, 2004. Various non-related parties.           -  21,762
Accrued interest                                           -   2,688
--------------------------------------------------------------------
Total                                                      -  24,450
====================================================================

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


6.  NOTES PAYABLE (CONT'D.)

NOTES PAYABLE RELATED PARTIES

                                                                 2004     2003
                                                                  $        $
--------------------------------------------------------------------------------
i.  Interest at 6.0% per annum, unsecured and due in December
    2004:
    - Public Overseas - related to a director and a major
      shareholder                                                30,000   30,000
--------------------------------------------------------------------------------

ii. Non-interest bearing, unsecured and no stated terms of
    repayment:
    - Carrington International Ltd. - a major shareholder       117,774  221,796
    - A. Gomez de Segura - a director and a major shareholder     3,255   12,000
    - Other                                                      22,015        -
--------------------------------------------------------------------------------
                                                                143,044  233,796
--------------------------------------------------------------------------------
TOTAL                                                           173,044  263,796
================================================================================


7.  SHARE CAPITAL

On December 29, 2004, the Company received $1,000,000 for common stock to be issued. Subsequent to year end 1,000,000 shares of common stock were issued.

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


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

                                                 2004      2003     2002
                                                  $         $        $
-------------------------------------------------------------------------
Income taxes at statutory rate                        -         -   5,232
Foreign tax rate differences                    126,934   (67,495)      -
Utilization of previously unrecognized losses    26,004         -       -
Non recognition of benefit of losses                  -    66,713       -
-------------------------------------------------------------------------
Provision for (benefit from) income taxes       100,930      (782)  5,232
=========================================================================

A summary of future income tax assets is as follows:

                                             2004       2003      2002
                                              $          $          $
------------------------------------------------------------------------
Loss carryforwards                           91,000     70,000    2,000
Valuation allowance                         (91,000)   (70,000)  (2,000)
------------------------------------------------------------------------
Provision for (benefit from) income taxes         -          -        -
========================================================================

The Company has established the above valuation allowances as of December 31, 2004 due to uncertainty of future realization of future income tax assets. At December 31, 2004, the Company has approximately $303,000 [2003 - $200,000] of loss carryforwards which can be used against future earnings in Spain.

9.  RELATED PARTY TRANSACTION

During the year, the Company settled a liability of $379,733 due to a shareholder of the Company by transferring certain marketable securities it owned at a fair value of $379,733.

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


10.  COMMITMENT AND CONTINGENCIES

[a] The Company's subsidiary has entered into an office lease agreement with minimum lease payments for the next four (4) years as follows:

                                                                            $
     ---------------------------------------------------------------------------
     2005                                                                 37,381
     2006                                                                 37,381
     2007                                                                 37,381
     2008                                                                 18,690
     ---------------------------------------------------------------------------
     Total                                                               130,833
     ===========================================================================

[b] The Company's Russian subsidiaries - PIKSA, NPO and Biogrunt are subject to significant exposure to the Russian business and fiscal environment. Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income (profits tax), a number of turnover based taxes, and payroll (social) taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Accordingly, few precedents with regard to tax related issues have been established. Often, different opinions regarding legal interpretation exist both among and within government ministries and organizations; thus creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges.

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

SOIL BIOGENICS LIMITED
(FORMERLY PANTAGONIA GOLD (BVI) LIMITED)

                    NOTES TO CONSOLODATED FINANCIAL STATEMENTS


December 31, 2004, 2003 and 2002                     (Expressed in U.S. Dollars)


11.  GEOGRAPHICAL INFORMATION

The Company's business is considered as operating in one segment and the geographical information is as follows:

                    CORPORATE     SPAIN       RUSSIA        TOTAL
                        $           $            $            $
--------------------------------------------------------------------
2004
Sales                       -           -    1,809,715    1,809,715
Net income (loss)       6,587    (222,388)     424,505      208,704
Assets              1,540,943     113,045    1,285,118    2,939,106
====================================================================

2003
Sales                       -           -      369,200      369,200
Net income (loss)    (153,759)    (80,817)    (112,026)    (346,602)
Assets              1,065,567      63,867      312,718    1,442,152
====================================================================

In 2002, the Company's operations and assets were all located in Russia.


12.  COMPARATIVE FIGURES

Certain prior year balances have been reclassified to conform to the presentation adopted in the current year.


13.  RECLASSIFIED FIGURES

The cost of sales for the years ended December 31, 2004 and 2003 have been revised to include depreciation expense attributable to the cost of sales. The depreciation expense has been reclassified from Depreciation (December 31, 2004) and General and Administrative (December 31, 2003).

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




                                      F20

MOORE STEPHENS
ELLIS FOSTER LTD.
     CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
        -------------------------------

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



                                       F21


--------------------------------------------------------------------------------
EF   A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
     - members in principal cities throughout the world


                                      F21

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Consolidated Balance Sheets
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
=======================================================================
                                                    2003        2002
-----------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                      $   39,986   $ 35,350
  Receivables                                        91,085     82,345
  Marketable securities                           1,046,377          -
  Inventories                                        62,767     33,538
  Prepaid expenses and deposits                      18,178          -
-----------------------------------------------------------------------

TOTAL CURRENT ASSETS                              1,258,393    151,233

RESTRICTED CASH                                      18,836          -

EQUIPMENT                                           164,923    161,174
-----------------------------------------------------------------------

TOTAL ASSETS                                     $1,442,152   $312,407
=======================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

CURRENT LIABILITIES
  Bank loan                                      $   67,901   $ 31,461
  Accounts payable and accrued liabilities           35,407    107,673
  Notes payable                                      24,450     42,978
  Notes payable - related parties                   263,796     23,123
-----------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                           391,554    205,235
-----------------------------------------------------------------------

STOCKHOLDERS' EQUITY

SHARE CAPITAL
  Authorized:
    50,000,000 common shares without par value
  Issued:
    30,162,500 (2002: 17,000,000) common shares           -          -

PAID-IN CAPITAL                                     915,959    105,817

ACCUMULATED DEFICIT                                (351,569)    (4,967)

ACCUMULATED OTHER COMPREHENSIVE INCOME              486,208      6,322
-----------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                        1,050,598    107,172
-----------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $1,442,152   $312,407
=======================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                      F22

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
==========================================================================================================================
                                                                                    Accumulated                      Total
                                                                                          other          Total     compre-
                                          Common stock                                  compre-         stock-     hensive
                                     -------------------   Paid-in    Accumulated        hensive       holders'     income
                                         Shares   Amount   capital      (deficit)   income (loss)       equity      (loss)
--------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001,
  as restated                        16,940,000  $     -  $105,817  $    (18,517)  $            -  $   87,300   $       -

Shares issued to effect the
  acquisition of subsidiary              60,000        -         -             -                -           -           -

Components of comprehensive income
- Net income for the year                     -        -         -        13,550                -      13,550      13,550
- Foreign currency translation
adjustments                                   -        -         -             -            6,322       6,322       6,322
--------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2002           17,000,000        -   105,817        (4,967)           6,322     107,172   $  19,872
                                                                                                                ==========

Recapitalization (Note 1)            12,912,500        -   607,079             -                -     607,079           -

Shares issued for the settlement
of debt                                 250,000        -   200,000             -                -     200,000           -

Imputed interest - related parties            -        -     3,063             -                -       3,063           -

Components of comprehensive
income (loss)
- Net income (loss) for the year              -        -         -      (346,602)               -    (346,602)   (346,602)
- Foreign currency translation
adjustments                                   -        -         -             -            9,490       9,490           -
- Unrealized gains on marketable
securities                                    -        -         -             -          470,396     470,396     470,396
--------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2003           30,162,500  $     -  $915,959  $   (351,569)  $      486,208  $1,050,598   $ 123,794
==========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                      F23

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Consolidated Statements of Operations
Year Ended December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
=============================================================================
                                                       2003          2002
-----------------------------------------------------------------------------

SALES                                              $   369,200   $   151,977

COST OF SALES                                          327,155       115,790
-----------------------------------------------------------------------------

GROSS PROFIT                                            42,045        36,187

SELLING EXPENSES                                        57,641         1,212

GENERAL AND ADMINISTRATIVE                             174,559        15,427

DEPRECIATION                                             1,347             -

RESEARCH AND DEVELOPMENT                                23,358             -
-----------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                         (214,860)       19,548
-----------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
  Other income                                             604         4,243
  Realized loss on sale of marketable securities       (85,172)            -
  Interest expense                                     (46,615)       (5,009)
  Write off of marketable securities                    (1,341)            -
-----------------------------------------------------------------------------

                                                      (132,524)         (766)
-----------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                     (347,384)       18,782
-----------------------------------------------------------------------------

INCOME TAX PROVISION                                       782        (5,232)
-----------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE YEAR                     $  (346,602)  $    13,550
=============================================================================

INCOME (LOSS) PER SHARE - basic and diluted        $     (0.01)  $      0.00
=============================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
   - basic and diluted                              28,539,726    16,950,027
=============================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                      F24

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)
Consolidated Statements of Cash Flows
Year Ended December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
=================================================================================================
                                                                               2003       2002
-------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
  Net income (loss) for the year                                            $(346,602)  $ 13,550
  Adjustments to reconcile net income (loss) to net
    cash used in operating activities:
    - depreciation                                                             29,215        471
    - imputed interest - related party                                          3,063          -
    - realized loss on sale of marketable securities                           85,172          -
    - write-off of marketable securities                                        1,341          -
  Changes in assets and liabilities:
    - (increase) in receivables                                                (8,740)   (32,578)
    - (increase) in inventories                                               (29,229)   (15,522)
    - (increase) in prepaid expenses and deposit                              (18,178)         -
    - (decrease) in accounts payable                                          (78,929)   (28,919)
-------------------------------------------------------------------------------------------------

                                                                             (362,887)   (62,998)
-------------------------------------------------------------------------------------------------

CASH FLOWS (USED IN) INVESTING ACTIVITIES
  Purchase of equipment                                                       (36,150)    (4,678)
-------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stocks                                           -      6,281
  Increase of bank loan                                                        36,440     31,461
  Increase of notes payable                                                   377,038     64,307
-------------------------------------------------------------------------------------------------

                                                                              413,478    102,049
-------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                    9,031         48
-------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                          23,472     34,421

CASH AND CASH EQUIVALENTS,
  beginning of year                                                            35,350        929
-------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
  end of year                                                               $  58,822   $ 35,350
=================================================================================================

CASH AND CASH EQUIVALENTS ARE COMPRISED OF
  Cash                                                                      $  39,986   $ 35,350
  Restricted cash                                                              18,836          -
-------------------------------------------------------------------------------------------------

                                                                            $  58,822   $ 35,350
=================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
 Interest paid                                                              $  45,721   $  3,215
 Income taxes paid                                                          $       -   $  5,232
=================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                      F25

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

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


                                      F26

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

1.   NATURE OF ORGANIZATION (continued)

     Prior to the completion of Agreement and acquisition, SB (BVI) had no significant operations, and was considered a development stage entity. A summary of net assets of SB (BVI) acquired as at February 13, 2003 as follows:

          ----------------------------------------------------------------------
          Current assets                                              $ 819,472
          Current liabilities                                          (212,393)
          ----------------------------------------------------------------------

          Net assets                                                  $ 607,079
          ======================================================================

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


                                      F27

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

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


                                      F28

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

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


                                      F29

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

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


                                      F30

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

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


                                      F31

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

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


                                      F32

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

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


                                      F33

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

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
=========================================================================================

4.   EQUIPMENT

-----------------------------------------------------------------------
                                                     2003
                                 --------------------------------------
                                     Cost        Accumulated   Net book
                                                Depreciation      Value
-----------------------------------------------------------------------
Office and production equipment  $     197,139  $     32,216  $ 164,923
=======================================================================
-----------------------------------------------------------------------
                                                    2002
                                 --------------------------------------
                                     Cost        Accumulated   Net book
                                                Depreciation      Value
-----------------------------------------------------------------------
Office and production equipment  $       2,079  $        471  $   1,608
Construction in progress               159,566             -    159,566
-----------------------------------------------------------------------
                                 $     161,645  $        471  $ 161,174
=======================================================================


                                      F34

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

5.   BANK LOAN

     The RUR 2,000,000 (2002: RUR 1,000,000) bank loan is unsecured, bearing interest at 18% per annum (2002: 28% per annum) and due in February 2004. The loan has been renewed for another year subsequent to the year-end.

6.   NOTES PAYABLE

     (a)  Notes Payable

          ----------------------------------------------------------------------
                                                                  2003     2002
          ----------------------------------------------------------------------
            Interest at range of 16% to 24% per annum,
            unsecured and due within March 4, 2003 to
            February 3, 2004:
              Various non related parties                       $21,762  $41,184

              Accrued interest                                    2,688    1,794
          ----------------------------------------------------------------------
            Total                                               $24,450  $42,978
          ======================================================================

     (b)  Notes Payable Related Party

          ----------------------------------------------------------------------
                                                                  2003     2002
          ----------------------------------------------------------------------
          i.  Interest at 6.0% per annum, unsecured and
              due in December 2004:
              - Public Overseas - related to a director and
              a major shareholder                              $ 30,000  $     -
          ----------------------------------------------------------------------
          ii.  Non-interest bearing, unsecured and no
               stated terms of repayment:
               -  Carrington International Ltd. - related to
                  a  major shareholder                          208,325        -
               -  Dr. G. Shnura - a major shareholder            13,471        -
               -  A. Gomez de Segura - a director and a
                  major shareholder                              12,000   11,293
               -  A. Semencov - a major shareholder                   -   11,830
          ----------------------------------------------------------------------
          Total                                                $263,796  $23,123
          ======================================================================

7.   SHARE CAPITAL

     On February 14, 2003, the Company issued 250,000 common stock for the settlement of the debt of $200,000.


                                      F35

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

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

     ---------------------------------------------------------------------------
                                                                 2003      2002
     ---------------------------------------------------------------------------

     Income taxes at statutory rate                            $(67,495)  $5,232
     Non recognition of benefit of losses                        66,713        -
     ---------------------------------------------------------------------------
     Provision for (benefit from) income taxes                 $   (782)  $5,232
     ===========================================================================

     A summary of future income tax asset is as follows:

     ---------------------------------------------------------------------------
                                                                 2003      2002
     ---------------------------------------------------------------------------

     Net operating loss carryforward                         $ 70,000   $ 2,000
     Valuation allowance                                      (70,000)   (2,000)
     ---------------------------------------------------------------------------
     Future income tax asset                                 $      -   $     -
     ===========================================================================

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


                                      F36

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

10.  NON-CASH TRANSACTIONS

     See Note 9 (a) and (b).

11.  COMMITMENT AND CONTINGENCIES

     (a) The Company's subsidiary has entered into an office lease agreement with minimum lease payments for the next five (4) years as follows:

                        -------------------------------------------------
                         2004                                    $37,381
                         2005                                     37.381
                         2006                                     37,381
                         2008                                     18,690
                        -------------------------------------------------
                                                                 130,833
                        =================================================

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


                                      F37

SOIL BIOGENICS LIMITED
(formerly Patagonia Gold (BVI) Limited)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================

12.  GEOGRAPHICAL INFORMATION

     The Company's business is considered as operating in one segment and the geographical information is as follows:

     ---------------------------------------------------------------------------
                                                        2003
                                 -----------------------------------------------
                                    Corporate     Spain      Russia       Total
     ---------------------------------------------------------------------------
     Sales                       $        -   $      -   $ 369,200   $  369,200
     Net income (loss)           $ (153,759)  $(80,817)  $(112,026)  $ (346,602)
     Assets                      $1,065,567   $ 63,867   $ 312,718   $1,442,152
     ---------------------------------------------------------------------------

     In 2002, the Company's operations and assets were all located in Russia.


                                      F38

ITEM  18   FINANCIAL STATEMENTS

The  Company  has  elected to comply with the financial statement requirement of
Item  17  rather  than  this  Item.


ITEM  19   EXHIBITS

INDEX  TO  EXHIBITS

Exhibits

1.1   Certificate of Incorporation*
1.2   Certificate of Restoration and Renewal of Certificate of Incorporation*
1.3   Amended and Restated Memorandum of Association*
1.4   Amended and Restated Articles of Association*
1.5   Plan of Merger*
1.6   Articles of Merger*
1.7   By-laws*
8.1   Significant subsidiaries*
11.1  Corporate Governance Principles*
12.1  Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1  Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C.
      Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1  Letter on change in certifying accountant*
15.2  Consent of Independent Accountants
--------
*  Previously  Filed


SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

                                                AURORA METALS (BVI) LIMITED
                                                       (Registrant)

Date: July 11, 2005                           BY: /s/ Agustin Gomez de Segura
                                                  ---------------------------
                                                  Agustin Gomez de Segura
                                                  Director, President and CFO

Date: July 11, 2005                           BY: /s/ Alexander Becker
                                                  --------------------
                                                  Alexander Becker
                                                  Director