Form 20-F
period 2005-12-31
SOIL BIOGENICS LTD
filed 2006-07-18
CIK 1049576

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the Fiscal Year Ended December 31, 2005
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _______to _______
                                            OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     Date of event requiring this shell company report
     For the transition period from _______to _______

                         Commission File Number: 0-26531

                             SOIL BIOGENICS LIMITED
             (Exact name of Registrant as specified in its charter)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

               Marques de Urquijo 5, 5deg B, 28008, Madrid, Spain
                     (Address of Principal executive office)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                 Name of each exchange on which registered
None                                None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class                         Name of exchange on which registered
Common Shares                               None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005 there were  31,162,500 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  [ ]  No  [ ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements  for  the  past  90  days.     Yes  [X]   No  [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ]    Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark which financial statement item the Registrant has elected to follow:
[X]  Item 17  [ ]  Item 18

If  this is an annual report, indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ]   No [X]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed  by  a  court.  Yes  [ ]     No  [X]

                             SOIL BIOGENICS LIMITED
                                TABLE OF CONTENTS

PART I

     GENERAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . .  3
     FORWARD LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . . .  3

     ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS. . . .  4
     ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE. . . . . . . . . . .  4
     ITEM 3.     KEY INFORMATION. . . . . . . . . . . . . . . . . . . . . . .  4
     ITEM 4.     INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . . .  6
     ITEM 4A     UNRESOLVED STAFF COMMENTS. . . . . . . . . . . . . . . . . .  9
     ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . . .  9
     ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES . . . . . . . . . 12
     ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . . . 17
     ITEM 8.     FINANCIAL INFORMATION. . . . . . . . . . . . . . . . . . . . 18
     ITEM 9.     THE OFFER AND LISTING. . . . . . . . . . . . . . . . . . . . 18
     ITEM 10.    ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . 20
     ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET.
                 RISK . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
     ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . . 24

PART II

     ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES. . . . . . . 24
     ITEM 14.    MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
                 USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . 24
     ITEM 15.    CONTROLS AND PROCEDURES. . . . . . . . . . . . . . . . . . . 25
     ITEM 16.    (RESERVED) . . . . . . . . . . . . . . . . . . . . . . . . . 25
     ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT . . . . . . . . . . . . . . 25
     ITEM 16B.   CODE OF ETHICS . . . . . . . . . . . . . . . . . . . . . . . 25
     ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES . . . . . . . . . . . 25
     ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR
                 AUDIT COMMITTEES . . . . . . . . . . . . . . . . . . . . . . 27
     ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                 AFFILIATED PURCHASERS. . . . . . . . . . . . . . . . . . . . 27

PART III

     ITEM 17.    FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . 27
     ITEM 18.    FINANCIAL STATEMENTS (NOT APPLICABLE). . . . . . . . . . . . 28
     ITEM 19.    EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . 28

SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29

PART I

GENERAL INFORMATION

Soil Biogenics Limited is a corporation organized under the laws of the British Virgin Islands. As used in this document, the term "Soil Biogenics" refers to Soil Biogenics Limited and the terms "we", "us", "our", and the "Company" refer to Soil Biogenics and, as applicable, Soil Biogenics and its direct and indirect subsidiaries as a group. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include accounts of the Company and its wholly-owned subsidiaries; Soil Biogenics Ltd., Soil Biogenics S.L., PIKSA Inter LLC and NOP PIKSA LLC, Biogrunt and 61% owned subsidiary Biopotok-Piksa. Collectively, they are referred to herein as "the Company". The Company is in the business of bio-organic fertilizer production and distribution in the Russia Federation. Unless otherwise indicated all dollar references are to United States dollars. The Company's principal office is located at Marques de Urquijo 5, 5deg B, 28008, Madrid, Spain. We administer our bio-organic fertilizer production and distribution business in the Russia Federation from our Moscow office located at 19a, Kuusinena str., Moscow Russia 125252.

FORWARD-LOOKING STATEMENTS

     This document contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

     These forward-looking statements appear in a number of places in this document and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected activities and expenditures as we pursue our business plan; the adequacy of our available cash resources; general business and economic conditions and governmental policies affecting the agricultural industry in localities where the Company or its customers operate; weather conditions; the impact of competitive products; pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions that require governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; conduct of operations in politically and economically less developed areas of the world and the costs and effects of legal proceedings, including environmental and administrative proceedings involving the Company all as more fully set forth in item 3D - Risk Factors and Item 5 - Operating and Financial Review and Prospects and factors reported from time to time in the Company's Securities and Exchange Commission reports.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.   DIRECTORS AND SENIOR MANAGEMENT

     Not Applicable.

B.   ADVISORS

     Not applicable

C.   AUDITORS

     Not applicable


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.   OFFER STATISTICS

     Not Applicable

B.   METHOD AND EXPECTED TIMETABLE

     Not Applicable


ITEM 3.  KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

          (EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)

                        2005          2004          2003         2002          2001
                         $             $             $             $            $
---------------------------------------------------------------------------------------
OPERATING RESULTS
Sales                 1,817,688     1,809,715       369,200       151,977          N/A
Income (Loss)           247,196       178,980      (214,860)       19,548     (244,423)
from operations
Net Income (Loss)       (11,846)      208,704      (346,602)       13,550     (244,423)
Cash flow used in       917,669       140,316       362,887        62,998       81,045
operations
Capital                   3,442        (5,554)       36,150         4,678          N/A
expenditures

FINANCIAL
POSITION
Cash and short-         672,326     1,126,302        58,822        35,350           11
term deposits
Investments             789,066       566,196     1,046,377             -      801,884
Total assets          3,396,405     2,957,687     1,442,152       312,407      841,834
Long-term debt              N/A           N/A           N/A           N/A          N/A
Capital stock         1,915,959     1,915,959       915,959       105,817    1,840,000
Shareholders'         2,328,515     2,044,292     1,050,598       107,172      721,104
equity

PER SHARE
DATA
Net Income (loss)          0.00          0.01         (0.01)         0.00        (0.02)
per share

SHARES
OUTSTANDING
At year end          31,162,500    30,162,500    30,162,500    17,000,000   13,000,000
Weighted average     31,162,500    30,162,500    28,539,726    16,950,027   13,000,000
during year

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

B.   CAPITALIZATION AND INDEBTEDNESS

     Not  applicable

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not  applicable

D.   RISK FACTORS

The Market for our products

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


Factors affecting demand for our products

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

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Cayman Purchasing & Supply, Inc. was incorporated under the laws of the State of Florida on March 31, 1993. The Company was inactive until it redirected its business efforts in mid 1997 following a change of management, which occurred on June 25, 1997, to the acquisition, exploration and, if warranted, the development of mineral resource properties. The Company changed its name to Patagonia Gold Corporation on October 13, 1997 to more fully reflect its business activities.

On August 23, 2002 Patagonia Gold Corporation incorporated a wholly owned subsidiary, Patagonia Gold (BVI) Limited as an International Business Company incorporated under the International Business Companies Act of the British Virgin Islands. The Memorandum and Articles of Association of the Patagonia Gold
(BVI) Limited were filed with the Registrar of International Companies in the British Virgin Islands on the 23rd day of August 2002.

On September 19, 2002 Patagonia Gold Corporation entered into a Plan of Merger and Articles of Merger with Patagonia Gold (BVI) Limited whereby all the assets and liabilities of Patagonia Gold Corporation would vest by virtue of such merger into Patagonia Gold (BVI) Limited. The shareholders of Patagonia Gold Corporation received one common share of Patagonia Gold (BVI) Limited for each common share of Patagonia Gold Corporation they owned.

The Merger was effective November 29, 2002. The shares of Patagonia Gold Corporation ceased trading on the NASD OTC Bulletin Board on November 29, 2002 and in there place the common shares of Patagonia Gold (BVI) Limited commenced trading. The old trading symbol for Patagonia Gold Corporation was "GONI". The new trading symbol for Patagonia Gold (BVI) Limited is "PGBVF".

On November 2, 2002, Soil Biogenics Ltd. (SB Bermuda), a company incorporated in Bermuda on October 19, 2000, entered into a Plan and agreement of reorganization with PIKSA Inter LLC (PIKSA) a company incorporated in Moscow in the Russian
Federation. Under the terms of the Plan, SB Bermuda acquired all of the issued and outstanding common stock of PIKSA in exchanged for 16,940,000 shares of SB Bermuda common stock. In connection with the Plan, the Board of Directors of SB Bermuda approved and increased the authorized shares of SB Bermuda to 3,4000,000, followed by a stock split of 5 common stock for one common stock totalling 17,000,000 common stock issued and outstanding after the completion of the Plan.

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

B.   BUSINESS OVERVIEW

Piksa Inter LLC, a wholly owned subsidiary of Soil Biogenics Ltd (Bermuda), is a production and scientific research company engaged in the design, development and manufacture of bio-organic and biological fertilizer products used for soil regeneration, reclamation and improvement of intracellular processes in grass and agricultural plants. The company is a wholly owned subsidiary of Soil Biogenics Ltd (Bermuda) and was incorporated on March 10, 2000 to patent and commercially market a bio-organic fertilizer called "Super compost Piksa". The Super compost Piksa fertilizer was developed over a ten year period by a group of Russian scientists specializing in biotechnology. The bio-organic fertilizer production facilities are located 25 km from Moscow in the district of Liubertzi. The Company employs twenty nine people, mostly engineers and scientists, and subcontracts services for the maintenance of the production facilities. The company also uses the services of specialists from leading Russian agricultural research institutions.

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

The Spanish company currently employs four people and has an agreement with the Environmental Sciences Centre (Centro de Ciencias Medioambientales) of the Superior Council for Scientific Research (Consejo Superior de Investigaciones Cientificas) "the CCMA-CSIC" to assist in the development of new types of bio-organic fertilizers. Raw materials in the form of high quality composts are easily available from numerous suppliers. Production and marketing of the bio-organic fertilizer is expected to commence in late 2006. The bio-organic fertilizer product will be offered in concentrated liquid form in 5 to 10 liter volumes and should be diluted prior to application. The Company intends to set up a distribution network of dealers throughout the Mediterranean region in late 2006.

C. ORGANIZATIONAL STRUCTURE

                             Soil Biogenics Limited
                                        |
                               Soil Biogenics Ltd.
                                        |
              ----------------------------------------------
              |                                             |
        Piksa Inter LLC                             Soil Biogenics S.L.
              |
              |
              |-------Piksa Research and Production Association ("NPO Piksa LC")
              |
              |-------Biogrunt
              |
              |-------Biopotok-Piksa

                               [GRAPHIC OMITTED]

Soil Biogenics Limited  Incorporated as an International Business Company in the British
                        Virgin Islands;
Soil Biogenics Ltd.     Incorporated in Bermuda and is a 100% wholly owned subsidiary of Soil
                        Biogenics Limited (BVI);
Soil Biogenics S.L.     Incorporated in Madrid, Spain and is a 100% wholly owned subsidiary of
                        Soil Biogenics Ltd. (Bermuda);
Piksa Inter LLC         Incorporated in Moscow, Russia and is a 100% wholly owned subsidiary of
                        Soil Biogenics Ltd. (Bermuda);
Piksa Research and Production Association LLC ("NPO Piksa LLC")
                        Incorporated in Moscow, Russia and is a 100% wholly owned subsidiary of
                        Piksa Inter LLC;
Biogrunt                Incorporated in Moscow, Russia and is a 61% owned subsidiary of Piksa
                        Inter LLC;
Biopotok-Piksa          Incorporated in Moscow, Russia and is a 50% owned subsidiary of Piksa
                        Inter LLC.

D. PROPERTY, PLANT AND EQUIPMENT

The Company's principal office is located at Marques de Urquijo 5, 5deg B, 28008, Madrid, Spain. We administer our bio-organic fertilizer production and distribution business in the Russia Federation from our Moscow office located at 19a, Kuusinena str., Moscow Russia 125252. Our production plant is located in the Tomilino Township outside Moscow. The net book value of the office and production equipment at December 31, 2005 was $94,980 (2004 - $115,684).


ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company's financial objectives are to build shareholder value through internal growth, to acquire projects and business that bring added value, to maintain operational flexibility and to minimize operating costs.

The 2005 financial statements present the Company's results of operations and its financial position. These consolidated financial statements were compiled using United States generally accepted accounting principles ("U.S. GAAP").

A. OPERATING RESULTS

These financial statements present information regarding the financial position and results of operations for the last three years.

Revenues during 2005 were $1,817,688 (2004 - $1,809,715; 2003 - $369,200; 2002 -
$151,977).

Operating results for the years ending December 31, 2005, 2004, 2003 and 2002 are tabulated below:

DESCRIPTION                        YEAR ENDING
                    31-DEC-05   31-DEC-04  31-DEC-03   31-DEC-02

Income (Loss)         (11,846)    208,704   (346,602)     13,550
Income (Loss) per        0.00        0.01      (0.01)          0
share
Sales               1,817,688   1,809,715    369,200     151,977
Cost of Sales         954,052   1,148,653    327,155     115,790
Gross Profit          863,636     661,062     42,045      36,187
Selling Expenses       27,328      33,019     57,641       1,212
General and           472,349     380,806    174,559      15,427
Administration
Amortization           44,035       6,954      1,347           -
Research and           72,728      61,304     23,358           -
development

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

B.   LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 2005 the Company recorded a net loss of $11,846 ($0.00 per share), compared to an income of $208,704 ($0.01 per share) for 2004 and a net loss of $346,602 ($0.01 per share) in 2003.

At  December 31, 2005, the Company had cash of $672,326 (2004 - $1,126,302; 2003
-  $58,822)  and  working  capital  of  $2,195,318  (2004  -  $1,883,886; 2003 -
$866,839) respectively. Total liabilities as of December 31, 2005 were $1,067,890 (2004 - $913,395; 2003 - $391,554) an increase of $154,495. In fiscal
2004 the Company settled loans payable in the amount of $379,733 by the assignment of its holdings of International Croesus Ventures Corp. During 2005 net proceeds from the issuance of common stock were $0 (2004 - $1,000,000; 2003
- $0). In Fiscal 2005 investing activities consisted of additions to plant and equipment $3,442 (2004 - $-5,554; 2003 - $36,150).

In fiscal 2005 the Company issued 1,000,000 shares for cash of $1,000,000 received on December 29, 2004. In fiscal 2003 the company issued 17,000,000 shares to acquire a 100% interest in Soil Biogenics Ltd., a Bermuda corporation.

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

PLANS FOR THE YEAR 2006 AND 2007

The Company's plans for year 2006 and 2007 center on the Piksa subsidiary increasing the sales of its Super compost Piksa bio-organic fertilizer to the various Russian State Agencies, the gardening companies working for the Moscow City Government and to increase sales in the St. Petersburg market place, for the Spanish subsidiary to produce and supply Piksa, the Russian subsidiary, with the bacteria used in the production of the bio-organic fertilizer and to complete the patenting and certification of its bio-organic fertilizer in Spain.

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

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC

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

D.   TREND INFORMATION

     There are no known trends that might eventually affect us.

E.   OFF-BALANCE SHEET ARRANGEMENTS

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

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

G.   SAFE HARBOR

This document contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this document and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected activities and expenditures as we pursue our business plan; the adequacy of our available cash resources; general business and economic conditions and governmental policies affecting the agricultural industry in localities where the Company or its customers operate; weather conditions; the impact of competitive products; pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions that require governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; conduct of operations in politically and economically less developed areas of the world and the costs and effects of legal proceedings, including environmental and administrative proceedings involving the Company all as more fully set forth in item 3D - Risk Factors and
Item 5 - Operating and Financial Review and Prospects and factors reported from time to time in the Company's Securities and Exchange Commission reports.


ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table lists the names and positions of the executive officers and directors of the Company as of June 15, 2006 and December 31, 2005. All executive officers and directors have been elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to each individual are set forth below the table.

-------------------------------------------------------------------------------
NAME                                            POSITION
-----------------------  ------------------------------------------------------
Agustin Gomez de Segura  Age 52, banker and private investor and developer of new companies.
-----------------------  ------------------------------------------------------
Alexander Becker         Age 45, director of several Russian companies involved
                         in metallurgy, textiles and trading.
-------------------------------------------------------------------------------

B.   COMPENSATION

The following table sets forth information concerning the compensation of the named executive officers as required to be disclosed in accordance with applicable securities regulations during the Corporation's three financial years ended December 31, 2005, December 31, 2004 and December 31, 2003:

------------------------------------------------------------------------------------
                                            LONG-TERM COMPENSATION
                  ANNUAL COMPENSATION      ----------------------------------------
                                            AWARDS                  PAYMENTS
                  ------------------------  ----------------------  ----------------
                                                        SECURITIES
                                   OTHER                UNDER-               ALL
NAME                               ANNUAL   RESTRICTED  LYING                OTHER
AND                                COMPEN-  STOCK       OPTIONS/    LTIP     COMPEN-
PRINCIPAL   YEAR  SALARY  BONUSES  SATION   AWARD(S)    SARS        PAYOUTS  SATION
POSITION          ($)     ($)      ($)      ($)         (=)         ($)      ($)
(a)         (b)   (c)     (d)      (e)      (f)         (g)         (h)      (i)
----------  ----  ------  -------  -------  ----------  ----------  -------  -------
Agustin
Gomez de    2005  Nil         -0-      -0-  None        None        None         -0-
Segura (1)  ----  ------  -------  -------  ----------  ----------  -------  -------
President   2004  Nil         -0-      -0-  None        None        None         -0-
and         ----  ------  -------  -------  ----------  ----------  -------  -------
Director    2003  Nil         -0-      -0-  None        None        None         -0-
------------------------------------------------------------------------------------

None of our officers or directors was party to an employment agreement with us. During the fiscal year ending December 31, 2005 the entire board of directors acted as our compensation committee and audit committee.

Mr. Gomez de Segura, the president and chief executive officer of Soil Biogenics Limited (the parent company) is engaged in other business activities and devotes only a limited amount of his time (approximately 35%) to our business. As we expand our activities, a need for full time management may arise. In such an event, should Mr. Gomez de Segura be unwilling to dedicate more of his time to our business or fail to hire additional personnel, our business and results of operations would suffer a material adverse effect.

OPTIONS/SAR GRANTS IN LAST FINANCIAL YEAR

The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs made during the last completed fiscal year to each of the named executive officers:

---------------------------------------------------------------------------------------
OPTION/SAR GRANTS IN FISCAL YEAR 2005
(Individual Grants)
---------------------------------------------------------------------------------------
                                           PERCENT OF
                             NUMBER OF     TOTAL OPTIONS/   EXERCISE
                             SECURITIES    SARS GRANTED     OR
                             UNDERLYING    TO EMPLOYEES     BASE
                             OPTION/SARS   IN FISCAL        PRICE      EXPIRATION DATE
NAME                         GRANTED (#)   YEAR             ($/Sh)     (M/D/Y)
(a)                          (b)           (c)              (d)        (e)
---------------------------  ------------  ---------------  ---------  ----------------
Agustin Gomez de Segura (1)  None          None             None       None
---------------------------  ------------  ---------------  ---------  ----------------

(1) No options were granted in fiscal 2005. No SARs were granted in fiscal 2005 or 2004.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

The following table sets forth information concerning the exercise of options (or tandem SARs) and freestanding SARs during the financial year ended December 31, 2005 and the value at December 31, 2005 of unexercised in-the-money options and SARs held by each of the Named Executive Officers:

---------------------------------------------------------------------------------
AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES
---------------------------------------------------------------------------------
                                                                   VALUE OF
                                                                   UNEXERCISED
                          SECURITIES               UNEXERCISED     IN-THE-MONEY
                          ACQUIRED     AGGREGATE   OPTIONS/SARS    OPTIONS/SARS
                          ON           VALUE       AT FY-END (#)   AT FY-END
                          EXERCISE     REALIZED    EXERCISABLE/    EXERCISABLE/
NAME                      (#)          ($)         UNEXERCISABLE   UNEXERCISABLE
(a)                       (b)          (c)         (d)             (e)
------------------------  -----------  ----------  --------------  --------------
Agustin Gomez de Segura   None         None        None            None
---------------------------------------------------------------------------------

LONG-TERM INCENTIVE PLANS ("LTIP") AWARDS TABLE

The Company does not have a Long-term Incentive Plan.

PENSION PLAN

The Company does not have a Pension plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company are indebted to the Company.

EMPLOYEE INCENTIVE PLAN

The Company does not have an employee incentive plan.

REMUNERATION OF DIRECTORS

The Company does not pay a fee to its outside, non-officer directors. The Company reimburses its directors for reasonable expenses incurred by them in attending meetings of the Board of Directors. The Corporation paid aggregate remuneration of $0 to the two incumbent directors in their capacities as such during the fiscal period ended December 31, 2005 (2004 - $Nil).

EMPLOYMENT CONTRACT AND TERMINATION AGREEMENTS

None of the Company's officers or directors was party to an employment agreement with the company. Directors and/or officers receive reimbursement of expenses reasonably incurred on behalf of the Company.

C.   BOARD PRACTICES

Mandate and duties of the board

The Board of Directors has no committees. The entire Board of Directors functions as: the Executive Committee, the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee. The Board has ultimate responsibility for supervising the conduct of the Company's affairs and the management of its business. The principal objective of the Board is to protect and enhance Shareholder value over the long term. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company. Board members generally serve until the next annual meeting and do not have service contracts.

The Board's duties include overseeing strategic planning, reviewing and assessing principal risks to the Company's business and approving risk management strategies, supervising and evaluating management, authorizing significant expenditures, ensuring timely and effective communication with Shareholders, and overseeing the Company's internal controls and information systems.

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met four (4) times during 2005.

Meetings of the board of directors and committees

The Company's Board of Directors does not have a standing and nominating committee or committee performing similar functions. During the fiscal year ended December 31, 2005 the entire Board of Directors acted as the Company's Compensation Committee. The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company's year-end financial statements and other such matters relating to the Company's financial affairs as its members deem appropriate.
During 2005 the Compensation Committee held one (1) meeting and the Audit Committee held three (3) meetings.

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

D.   EMPLOYEES

Soil Biogenics Limited and its wholly owned subsidiaries employed 24 persons as of June 30, 2006 (December 31, 2005 - 29 persons) of which 0 were covered by collective bargaining agreements. The relationship of Soil Biogenics Limited and its subsidiaries with their employees and contractors is considered by Soil Biogenics Limited to be satisfactory. During 2005, 2004 and 2003, there were no strikes or walkouts.

E.   SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Company's directors and officers in common as at June 30, 2006. As of June 30, 2006 the Company had 31,162,500 shares of Common Stock issued and outstanding (December 31, 2005 - 31,162,500).

----------------------------------------------------------------------------
OFFICERS AND DIRECTORS                      SHARES OF           APPROXIMATE
                                            COMMON              PERCENTAGE
NAME OF BENEFICIAL OWNER                    STOCK BENEFICIALLY  OWNED
                                            OWNED
------------------------------------------  ------------------  ------------
Norbex Holdings Ltd.                                 2,000,000       6.418 %
Drake Chambers, P.O. Box 3321, Road Town,
Tortola, British Virgin Islands
(Beneficially owned by Agustin Gomez de
Segura)
------------------------------------------  ------------------  ------------
Alexander Becker                                     2,084,040        6.688%
19a, Kuusinena Str.,
Moscow, Russia 125252
------------------------------------------  ------------------  ------------
Total - Officers and Directors (2 persons)           4,084,040       13.106%
----------------------------------------------------------------------------

For information concerning options granted to the above-mentioned individuals see Item 6 Compensation - Options/SAR Grants Table on page 11.

Agustin Gomez de Segura and Alexander Becker were appointed to the Company's Board of Directors on July 1, 2003.


ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 15, 2006 by each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock. As at June 30, 2006 there were 31,162,500 shares of Common Stock issued and outstanding.

-------------------------------------------------------------------------------------
NAME AND ADDRESS OF                                  AMOUNT AND        PERCENTAGE OF
BENEFICIAL OWNER                                     NATURE OF         CLASS
                                                     BENEFICIAL OWNER
---------------------------------------------------  ----------------  --------------
Kastalia Ltd. (1)                                           2,700,000         8.664 %
Wickhams Cay 1, Road Town, Tortola, British Virgin
Islands

---------------------------------------------------  ----------------  --------------
Alexei Y. Sementsow                                         2,312,000         7.419 %
Baklayeva Str.11, App. 105, City of Kimry,
Tver Region, Russia

---------------------------------------------------  ----------------  --------------
Alexander Becker                                            2,084,040         6.688 %
Komsomolsky Pr. 23/7, App. 25, Moscow, Russia

---------------------------------------------------  ----------------  --------------
Norbex Holdings Ltd. (2) (4)                                2,000,000         6.418 %
Drake Chambers, P.O. Box 3321, Road Town, Tortola,
British Virgin Islands
(Beneficially owned by)

---------------------------------------------------  ----------------  --------------
Redbridge Minerals (Overseas) Ltd. (3)                      2,000,000         6.418 %
Trident Chambers, PO Box 146, Road Town, Tortola,
British Virgin Islands
(Beneficially owned by Mrs. Antonina Tsykova)
-------------------------------------------------------------------------------------

(1) Alexander Kleimionov, Ul. Demiana Bednovo 17, corp. 3, ap. 10 Moscow, Russia is the 100% beneficial owner of Kastalia Ltd.
(2) Agustin Gomez de Segura, Rdo. Fernandez Villaverde 36, E-28003 Madrid is the 100% beneficial owner of Norbex Holdings Ltd.
(3) Antonina Tsykova, 2nd Tverskaya Yamskaya 54, Moscow, Russia is the 100% beneficial owner of Redbridge Minerals (Overseas) Ltd.
(4)  Officer and/or director

All shareholders have the same voting rights.

The listed beneficial owners do not have the right to acquire any common shares within the next sixty days, through the exercise of options, warrants, rights, conversion privilege or similar obligations.

B.   RELATED PARTY TRANSACTIONS

The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

Messrs. Gomez de Segura and Becker, who serve as our Directors, may also be Directors of other companies. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time, several companies may participate in the joint ventures thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

C.   INTEREST OF EXPERTS AND COUNSEL

None


ITEM 8.  FINANCIAL INFORMATION

A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

References are made to Part III, Item 17 Financial Statements and Item 18 Financial Statements.

B.   SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements included in this document.


ITEM 9  THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

Not applicable

B.   PLAN OF DISTRIBUTION

Not applicable

C.   MARKETS

The Common Stock of the Company has been quoted on the NASD OTC Bulletin Board since May 1, 1997. The following tables sets forth the high and low bid prices for the Common Stock for the calendar quarters for the year ending December 31, 2005 and 2004 and the most recent six months as reported by the NASD OTC Bulletin Board. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

(a) For the five most recent financial years: the annual high and low market prices;

     ------------------
     Period
     -----------  -----
     2005 - High  $2.40
     -----------  -----
     2005 - Low   $1.25
     -----------  -----
     2004 - High  $1.95
     -----------  -----
     2004 - Low   $0.75
     -----------  -----
     2003 - High  $2.00
     -----------  -----
     2003 - Low   $0.75
     -----------  -----
     2002 - High  $1.01
     -----------  -----
     2002 - Low   $0.30
     -----------  -----
     2001 - High  $1.00
     -----------  -----
     2001 - Low   $0.35
     ------------------

(b) For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

     -----------------------------------------------------------------------------
     PERIOD       FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
     -----------  --------------  ---------------  --------------  ---------------
     2006 - High  $         2.09  $       2.75(1)  $      2.45(1)                -
     -----------  --------------  ---------------  --------------  ---------------
     2006 - Low   $         1.00  $       1.45(1)  $      2.20(1)                -
     -----------  --------------  ---------------  --------------  ---------------
     2005 - High  $         2.35  $       2.35     $      2.35     $          2.40
     -----------  --------------  ---------------  --------------  ---------------
     2005 - Low   $         1.25  $       1.96     $      1.70     $          1.35
     -----------  --------------  ---------------  --------------  ---------------
     2004 - High  $         1.95  $       1.95     $      1.75     $          1.85
     -----------  --------------  ---------------  --------------  ---------------
     2004 - Low   $         1.50  $       0.75     $      1.49     $          1.45
     -----------------------------------------------------------------------------

     (1) The high and low bid prices for our Common Stock for the Third Quarter of 2006 were for the period July 1 to July 14, 2006.

(c) For the most recent six months: the high and low market prices for each month;

     ---------------------------
     MONTH          HIGH    LOW
     -------------  -----  -----
     June 2006      $2.70  $1.80
     -------------  -----  -----
     May 2006       $2.75  $1.59
     -------------  -----  -----
     April 2006     $1.85  $1.45
     -------------  -----  -----
     March 2006     $1.85  $1.05
     -------------  -----  -----
     February 2006  $1.70  $1.00
     -------------  -----  -----
     January 2006   $2.09  $1.05
     ---------------------------

D.   SELLING SHAREHOLDERS

     Not applicable

E.   DILUTION

     Not applicable

F.   EXPENSES OF THE ISSUE

     Not applicable

ITEM 10   ADDITIONAL  INFORMATION

A    SHARE CAPITAL

The authorized capital of the Company is 50,000,000 common shares without par value.

At  June  30, 2006 there were 31,162,500 (December 31, 2005 - 31,162,500) common shares issued and outstanding. During the year ended December 31, 2005 the Company issued 1,000,000 shares for cash proceeds of $1,000,000 received on December 29, 2004.

B    MEMORANDUM AND ARTICLES OF ASSOCIATION

The Companies Amended Memorandum and Articles of Association filed on Form 20-F on June 26, 2003 is incorporated herein by reference. (SEC file number 000-26531-03758237).

The following summarizes certain provisions of the Company's Memorandum and Articles of Association and applicable British Virgin Islands law. This summary is qualified in its entirety by reference to the International Business Companies Act (the "Act") of the British Virgin Islands (the "BVI") and the Company's Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is described under the heading 'Documents on Display' under this Item.

OBJECTS  AND  PURPOSES

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

DIRECTORS

The business and affairs of the Company shall be managed by the directors.

The Memorandum and Articles of Association place a general prohibition on a director voting in respect of any contract or arrangement in which he has a material or financial interest in or on any contract or arrangement in which any person to whom the director is related has a material or financial interest in. In the absence of some material or financial interest, a director is entitled to vote and to be counted in a quorum for the purpose of any vote relating to a resolution to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or any third party.

The Company's Memorandum and Articles of Association require a director of the company who has a material interest in a contract or proposed contract with the company to declare the nature of his interest at a meeting of the directors of the company. The definition of 'interest' includes the interests of spouses, children, companies and Trusts.

DIVIDEND RIGHTS; OTHER RIGHTS TO SHARE IN COMPANY PROFITS;

The Company may by resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. The directors may also pay interim dividends without obtaining shareholder approval. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital.

VOTING  RIGHTS

Each shareholder of Common Stock is entitled to one vote on all matters to be acted upon at the Annual Meeting and the Company's Memorandum and Articles of Association do not allow for cumulative voting rights. The presence, in person or by proxy, of the holders of thirty-three and one third percent (33 1/3%) of the issued and outstanding Common Stock entitled to vote at the meeting is necessary to constitute a quorum to transact business. If a quorum is not present or represented at the Annual Meeting, the shareholders entitled to vote thereat, present in person or by proxy, may adjourn the Annual Meeting from time to time without notice or other announcement until a quorum is present or represented. Assuming the presence of a quorum, the affirmative vote of the holders of a plurality of the shares of Common Stock voting at the meeting is required for the election of each of the nominees for director.

LIQUIDATION  RIGHTS;  REDEMPTION  PROVISIONS

In the event of a liquidation of the Company, after payment of all liabilities and applicable deductions under BVI laws and subject to the payment of secured creditors, all shares have the same rights with regard to distributions upon the liquidation of the Company.

All shares shall be subject to redemption, purchase or acquisition by the Company for fair value.

VARIATION  OF  RIGHTS

If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

SHAREHOLDERS'  MEETINGS  AND  NOTICES

Under the Memorandum and Articles of Association, the Directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors' consider necessary or desirable. The directors' shall give not less than 7 days notice of meetings to shareholders who are entitled to notice and to vote at the meeting. If any shareholders' meeting is adjourned for lack of quorum, notice of the time and place of the rescheduled meeting may be given by the directors' to shareholders who are entitled to notice and to vote at the meeting.

LIMITATIONS  ON  VOTING  AND  SHAREHOLDING

There are no limitations imposed by British Virgin Islands law or the Company's Memorandum and Articles of Association on the right of non-residents or foreign persons to hold or vote the Company's shares, other than limitations that would generally apply to all of the shareholders.

C.   MATERIAL CONTRACTS

Not  applicable.

D.   EXCHANGE CONTROLS

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

E.   TAXATION

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

F.   DIVIDENDS AND PAYING AGENTS

The Company is limited in its ability to pay dividends on its Common Shares by limitations under British Virgin Island law relating to the sufficiency of profits from which dividends may be paid. Under the International Business Companies Act of the British Virgin Islands the declaration of a dividend is authorized by resolution of the board of directors.

The Company has not declared cash or share dividends on its common shares since the Company was incorporated in 1993 and has no present plans to pay any cash or share dividends. The Company will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividend.

G.   STATEMENT BY EXPERTS

Our financial statements at December 31, 2005, and for each of the two years in the period ending December 31, 2005 appearing in this Form 20-F statement have been audited by Peterson Sullivan PLLC, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

H.   DOCUMENTS ON DISPLAY

We file current and annual reports with the U.S. Securities & Exchange Commission on forms 6-K, and 20-F. The information may be inspected and copied at the Public Reference Room maintained by the U.S. Securities & Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the U.S. Securities & Exchange Commission at 1-800-SEC-0330. The U.S. Securities & Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the U.S. Securities & Exchange Commission at http://www.sec.gov. Copies of such material can be obtained from the public reference section of the U.S. Securities & Exchange Commission at prescribed rates. Statements contained in this Form 20-F as to the contents of any contract or other document filed as an exhibit to this Form 20-F are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to this Form 20-F, each statement made in this document relating to such documents being qualified in all respects by such reference.

I.   SUBSIDIARY INFORMATION

Not applicable


ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any derivative contracts either to hedge existing risks or for speculative purposes. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2 to the Consolidated Financial Statements.

See  the  notes  to  the  Consolidated Financial Statements in Item 17 Financial
Statements and Item 5 Management's Discussion and Analysis for additional information.


ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   DEBT SECURITIES

     Not  applicable

B.   WARRANTS AND RIGHTS

     Not  applicable

C.   OTHER SECURITIES

     Not applicable

D.   AMERICAN DEPOSITARY SHARES

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

ITEM 16B     CODE OF ETHICS

As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behavior of the directors, officers and employees of the Company. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Company that immediately follows the grant of such waiver. No waiver has been granted to date. The "Corporate Governance Principles" was filed on Form 20-F on July 7, 2004 and is incorporated herein by reference (SEC file number 000-26531-04903315).

ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective May 5, 2006, we dismissed our prior independent public accountant, Ernst & Young LLP and retained as our new independent public accountant Peterson Sullivan PLLC. Prior to May 5, 2006, Ernst & Young LLP had been our certifying independent public accountant since the transaction of Moore Stephens International member firm Ellis Foster Ltd. with Ernst & Young LLP in May 2005. Moore Stephens International member firm Ellis Foster Ltd. has been our certifying independent public accountant since March 2000. Ernst & Young LLP reported on our financial statements for the year ended December 31, 2004 and their report contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change accountants was approved by the Company's Board of Directors.

For the fiscal year 2004 and the subsequent period preceding the change, there were no disagreements between the Company and Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make a reference to the subject matter of disagreements in connection with its report. There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-B for the fiscal year 2004 and any subsequent period.

Effective May 5, 2006, the Company engaged Peterson Sullivan PLLC as our new independent registered public accountants to audit our financial statements. The appointment of Peterson Sullivan PLLC was recommended and approved by our board of directors. During our last two most recent fiscal years and the subsequent interim period to date hereof, we have not consulted Peterson Sullivan PLLC regarding either: (1) the application of accounting principles to a specified transaction, either complete or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject matter of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-B or a reportable event as described in Item 304(a)(1)(v) of Regulation S-B.

(A)     AUDIT FEES

The aggregate fees billed for professional services billed by Ernst & Young LLP and Moore Stephens Ellis Foster Ltd. for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2005, were $36,360 (2004 - $48,037).

(B)     AUDIT-RELATED FEES

The aggregate fees billed for assurance and related services by Ernst & Young LLP and Moore Stephens Ellis Foster Ltd. that are reasonably related to the performance of the audit or review of the Company's financial statements were $0 for the Company's fiscal year ended December 31, 2005 (2004 - $Nil).

(C)     TAX FEES

The aggregate fees billed for products and services rendered by Ernst & Young LLP and Moore Stephens Ellis Foster Ltd. for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2005 were $0 (2004 - $Nil).

(D)     ALL OTHER FEES

There were no additional fees billed for professional services rendered by Ernst & Young LLP and Moore Stephens Ellis Foster Ltd. other than the fees reported in this Item 16C above for the Company's fiscal year ended December 31, 2005 (2004
-  $Nil).

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

(F)     AUDITORS USE OF NON-PERMANENT EMPLOYEes

None of the hours expended by Ernst & Young LLP and Moore Stephens Ellis Foster Ltd. on its engagement to audit the Company's financial statements for the fiscal year ended December 31, 2005, were performed by persons other than fulltime permanent employees of Ernst & Young LLP and Moore Stephens Ellis Foster Ltd.

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

INDEX TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------
FINANCIAL STATEMENTS                                           PAGE
-------------------------------------------------------------  -----------
Audited Financials - December 31, 2005 and December 31, 2004.     F-1
-------------------------------------------------------------  -----------
Report of Independent Accountants                                 F-2
-------------------------------------------------------------  -----------
Consolidated Balance Sheets                                       F-4
-------------------------------------------------------------  -----------
Consolidated Statements of Operations                             F-5
-------------------------------------------------------------  -----------
Consolidated Statement of Stockholders' Equity                    F-6
-------------------------------------------------------------  -----------
Consolidated Statement of Cash Flows                              F-7
-------------------------------------------------------------  -----------
Notes to Financial Statements                                  F-8 to F-19
--------------------------------------------------------------------------

Consolidated Financial Statements

SOIL BIOGENICS LIMITED
(Expressed in U.S. Dollars)
December 31, 2005, 2004 and 2003

[GRAPHIC OMITTED]
    PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS                 TEL 206.382.7777 * FAX 206.382.7700
601 UNION STREET, SUITE 2300                 http://www.pscpa.com
SEATTLE, WASHINGTON 98101


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Board of Directors and Stockholders
Soil Biogenics Limited


We have audited the accompanying consolidated balance sheet of Soil Biogenics Limited and Subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Soil Biogenics
Limited and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/S/  PETERSON  SULLIVAN  PLLC

June  14,  2006
Seattle,  Washington

SOIL BIOGENICS LIMITED

                           CONSOLIDATED BALANCE SHEETS

As at December 31                              (Expressed in U.S. Dollars)


                                                     2005         2004
                                                       $            $
--------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                            654,560    1,105,836
Accounts receivable                                1,304,266      975,053
Marketable securities                                789,066      566,196
Inventories                                          461,491      136,703
Prepaid expenses and other                            53,825       13,493
--------------------------------------------------------------------------
TOTAL CURRENT ASSETS                               3,263,208    2,797,281
Restricted cash                                       17,766       20,466
Equipment, net                                        94,980      115,684
Other assets                                          20,451       24,256
--------------------------------------------------------------------------
TOTAL ASSETS                                       3,396,405    2,957,687
--------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Bank loans                                           591,600            -
Accounts payable and accrued expenses                365,358      679,480
Income taxes payable                                   8,890       42,290
Notes payable - related parties                      102,042      191,625
--------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                          1,067,890      913,395
--------------------------------------------------------------------------
Commitments and contingencies                              -            -

STOCKHOLDERS' EQUITY
Share capital
  Authorized
    50,000,000 common shares without par value
  Issued and outstanding
    31,162,500 [2004 - 30,162,500] common shares   1,915,959    1,915,959
Accumulated deficit                                 (154,711)    (142,865)
Accumulated other comprehensive income               567,267      271,198
--------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                         2,328,515    2,044,292
--------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         3,396,405    2,957,687
==========================================================================

See accompanying notes

Approved by the Directors:


"AGUSTIN GOMEZ DE SEGURA"                "ALEXANDER BECKER"
-------------------------                ------------------
Agustin Gomez de Segura                  Alexander Becker

SOIL BIOGENICS LIMITED

                            CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years ended December 31                                  (Expressed  in U.S. Dollars)

                                                         2005          2004          2003
                                                          $             $             $
---------------------------------------------------------------------------------------------
Sales                                                  1,817,688     1,809,715       369,200
Cost of sales                                            954,052     1,148,653       327,155
---------------------------------------------------------------------------------------------
Gross profit                                             863,636       661,062        42,045
---------------------------------------------------------------------------------------------
Selling expenses                                          27,328        33,019        57,641
General and administrative                               472,349       380,806       174,559
Depreciation                                              44,035         6,954         1,347
Research and development                                  72,728        61,304        23,358
---------------------------------------------------------------------------------------------
Income (loss) from operations                            247,196       178,979      (214,860)
---------------------------------------------------------------------------------------------
Other income (expense)
Other income                                               5,989        25,274           604
Realized gain (loss) on disposition of
  marketable securities                                        -       120,175       (85,172)
Interest expense                                         (20,638)      (14,794)      (46,615)
Write-off of marketable securities                             -             -        (1,341)
Unrealized loss on other than temporary impairment
  of available-for-sale securities                       (88,192)            -             -
---------------------------------------------------------------------------------------------
                                                        (102,841)      130,655      (132,524)
---------------------------------------------------------------------------------------------
Income (loss) before income taxes                        144,355       309,634      (347,384)
Income tax provision                                    (156,201)     (100,930)          782
---------------------------------------------------------------------------------------------
Net income (loss) for the year                           (11,846)      208,704      (346,602)
=============================================================================================

Income (loss) per share - basic and diluted                (0.00)         0.01         (0.01)
=============================================================================================

Weighted average number of common shares
  outstanding
  - Basic and diluted                                 31,162,500    30,162,500    28,539,726
=============================================================================================

See accompanying notes

SOIL BIOGENICS LIMITED

                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE
                                                         INCOME (LOSS)

For the Years ended December 31, 2005, 2004 and 2003                                                (Expressed in U.S. Dollars)

                                                                                ACCUMULATED
                                            COMMON STOCK                           OTHER            TOTAL            TOTAL
                                       ----------------------   ACCUMULATED    COMPREHENSIVE    STOCKHOLDERS'    COMPREHENSIVE
                                         SHARES      AMOUNT      (DEFICIT)     INCOME (LOSS)       EQUITY        INCOME (LOSS)
                                           #           $             $               $                $                $
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002             17,000,000     105,817        (4,967)           6,322          107,172                -
Recapitalization                       12,912,500     607,079             -                -          607,079                -
Shares issued for the
  settlement of debt                      250,000     200,000             -                -          200,000                -
Imputed interest - related
  parties                                       -       3,063             -                -            3,063                -
Components of comprehensive
  income
  - Net loss for the year                       -           -      (346,602)               -         (346,602)        (346,602)
  - Foreign currency translation
      adjustments                               -           -             -            9,490            9,490            9,490
  - Unrealized gains on marketable
      securities                                -           -             -          470,396          470,396          470,396
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003             30,162,500     915,959      (351,569)         486,208        1,050,598          133,284
                                                                                                                ===============
Cash for share subscription                     -   1,000,000             -                -        1,000,000                -
Components of comprehensive
   income (loss)
  - Net income for the year                     -           -       208,704                -          208,704          208,704
  - Foreign currency translation
      adjustments                               -           -             -            5,612            5,612            5,612
  - Unrealized gains on marketable
      securities                                -           -             -           13,132           13,132           13,132
  - Reversal of unrealized gain on
      disposition of marketable
      securities                                -           -             -         (233,754)        (233,754)        (233,754)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004             30,162,500   1,915,959      (142,865)         271,198        2,044,292           (6,306)
                                                                                                                ===============
  Issuance of common shares
    previously subscribed for           1,000,000           -             -                -                -                -
Components of comprehensive
  income (loss)                                 -           -             -                -                -                -
  - Net loss for the year                                           (11,846)               -          (11,846)         (11,846)
  - Foreign currency translation
      adjustments                               -           -             -          (14,993)         (14,993)         (14,993)
  - Unrealized gains on marketable
      securities                                -           -             -          222,870          222,870          222,870
  - Reclassification adjustment for
      other than temporary impairment
      loss                                      -           -             -           88,192           88,192           88,192
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005             31,162,500  $1,915,959  $   (154,711)  $      567,267   $    2,328,515   $      284,223
----------------------------------------------------------------------------------------------------------------===============

See accompanying notes

SOIL BIOGENICS LIMITED

                            CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                                   (Expressed in U.S. Dollars)

                                                            2005         2004         2003
                                                              $            $           $
---------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the year                              (11,846)     208,704    (346,602)
Adjustments to reconcile net income (loss) to net
  cash used in operating activities:
  Depreciation                                               44,035       43,685      29,215
  Imputed interest - related party                                -            -       3,063
  Realized gain (loss) on sale of marketable securities           -     (120,175)     85,172
  Write-off of marketable securities                              -            -       1,341
  Other than temporary impairment on available-for-sale
    security                                                 88,192            -           -
  Changes in assets and liabilities:
      (Increase) in accounts receivable                    (329,213)    (883,968)     (8,740)
      (Increase) in inventories                            (324,788)     (73,936)    (29,229)
      (Increase) in prepaid expenses and other assets       (36,527)        (990)    (18,178)
      Increase (decrease) in income taxes payable           (33,400)      42,290           -
      Increase (decrease) in accounts payable
        accrued expenses                                   (314,122)     644,074     (78,929)
---------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                      (917,669)    (140,316)    (62,998)
---------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds from disposition of marketable securities                -      379,733           -
Purchase of equipment                                        (3,442)       5,554     (36,150)
---------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          (3,442)     385,287     (36,150)
---------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common stock                            -    1,000,000           -
Increase (decrease) of bank loan                            591,600      (67,901)     36,440
Increase (decrease) of notes payable                        (89,583)    (115,202)    377,038
---------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                   502,017      816,897     413,478
---------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and
  cash equivalents                                          (34,882)       5,612       9,031
---------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (453,976)   1,067,480      23,472
Cash and cash equivalents, beginning of year              1,126,302       58,822      35,350
---------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                      672,326    1,126,302      58,822
=============================================================================================

CASH AND CASH EQUIVALENTS ARE COMPRISED OF
Cash                                                        654,560    1,105,836      39,986
Restricted cash                                              17,766       20,466      18,836
---------------------------------------------------------------------------------------------
                                                            672,326    1,126,302      58,822
=============================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid                                                16,738       15,490      45,721
Income taxes paid                                           188,604       60,928           -
=============================================================================================

NON-MONETARY TRANSACTIONS
Transfer of marketable securities for payment
  of note payable                                                 -      379,733           -
=============================================================================================

See accompanying notes

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

1. NATURE OF ORGANIZATION

The consolidated financial statements presented are those of Soil Biogenics Limited and its wholly owned subsidiaries, Soil Biogenics Ltd. (SB Bermuda), Soil Biogenics S.L. (SB Spain), PIKSA Inter LLC (PIKSA), NPO PIKSA LLC (NPO), Biogrunt and 61% owned subsidiary Biopotok-Piksa. Collectively, they are referred to here in as "the Company". The Company is in the business of bio-organic fertilizer production and distribution in Russia. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.

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

Prior to the completion of the agreement and acquisition, SB (BVI) had no significant operations, and was considered a development stage entity. A summary of the net assets of SB (BVI) acquired as at February 13, 2003 is as follows:

                                                                      $
---------------------------------------------------------------------------
Current assets                                                     819,472
Current liabilities                                               (212,393)
---------------------------------------------------------------------------
Net assets                                                         607,079
===========================================================================

SB (BVI) had minimal operations from January 1, 2003 to February 12, 2003 except a $200,000 compensation accrued to a director of the Company.

On March 7, 2003, the Company acquired and reactivated SB Spain (formerly Aam Empreendimentos, S.L.), a company incorporated in Spain. Prior to the acquisition, SB Spain had no assets and liabilities.

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include accounts of the Company and its wholly-owned subsidiaries; Soil Biogenics Ltd., Soil Biogenics S.L., PIKSA Inter LLC and NPO PIKSA LLC, Biogrunt and 61% owned subsidiary Biopotok-Piksa. Collectively, they are referred to herein as "the Company". All significant inter-company accounts and transactions have been eliminated.

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

CASH EQUIVALENTS

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. The Company did not have any cash equivalents as of December 31, 2005 and 2004.

ACCOUNTS RECEIVABLE
Accounts receivable result primarily from the sale of fertilizer and related products and are stated at their principal balances net of any allowance for credit losses. Receivables are considered past due on an individual basis based on the terms of the trade or the contracts.

The Company's allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management's best estimate of the losses in the Company's credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a previously recognized allowance. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of recoveries. There was no allowance for credit losses as at December 31, 2005 and 2004.

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

At December 31, 2005 and 2004, 3 and 2 customers, respectively, accounted for 83% and 73% respectively, of accounts receivable.

MARKETABLE SECURITIES

The Company's available-for-sale securities consist of shares of common stock of four publicly traded companies and are stated at market value. The cost of these securities is $228,230 at December 31, 2005 and the net unrealized holding gain of $560,836 is included in accumulated other comprehensive income (loss) at December 31, 2005. Any unrealized holding gains or losses in these securities are included in the determination of accumulated other comprehensive income
(loss). If a loss in value in the available-for-sale securities is considered to be other than temporary, it is recognized in the determination of net income. All unrealized holding losses at December 31, 2005 are on securities held less than 12 months. Cost is based on the specific identification method for the individual securities to determine realized gains or losses.

INVENTORIES

Inventories consist mainly of packaged fertilizer and is stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling prices less all further costs for distribution.

REVENUE RECOGNITION

Revenue from sales of fertilizers is recognized on the delivery of goods to customers and when collection of revenue proceeds is reasonably assured.

RESTRICTED CASH

The Company's wholly owned subsidiary Soil Biogenics S.L., ("SB Spain") under the terms of its lease agreements, it is required to collateralize its lease obligation and commitment. SB Spain has collateralized its lease obligation and commitment by assigning certificates of deposit to a respective institution. At December 31, 2005, the Company holds certificates of deposit under the lease agreement.

EQUIPMENT

Depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method. Equipment is recorded at cost. Depreciation is provided over the following useful lives:

     Office and production equipment        5-20 years

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

FOREIGN CURRENCY TRANSLATIONS AND TRANSACTIONS

The Company and SB Bermuda's functional currencies are US dollars. SB Spain is considered to be an integrated operation and its accounts are accounted for using US dollars as the functional currency. Piksa Inter LLC and NPO PIKSA LLC are considered to be self-sustaining foreign operations and their accounts are accounted for using the Russian Rouble (RUR) as the functional currency.

The Company translates foreign assets and liabilities of its subsidiaries, other than those denominated in U.S. dollars, at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average rate of exchange throughout the year. Gains or losses from these translations are reported as a separate component of other comprehensive income (loss) until all or a part of the investment in the subsidiaries is sold or liquidated. The translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely in operations.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in general and administrative expenses in the statements of operations, which amount was not material for 2005, 2004, and 2003.

CONCENTRATION OF CREDIT RISK

The Company places its cash and cash equivalents with high credit quality financial institutions. The Company had $329,742 (2004 - Nil) funds deposited in a bank beyond the insured limits as of December 31, 2005.

The Company sold its goods predominantly to a limited number of companies all located in Russia. Sales to four, four, and one companies represented 82%, 88% and 84% of the total sales in 2005, 2004 and 2003, respectively. The Company purchased the majority of the raw materials from one supplier in 2005.

LONG-LIVED ASSETS IMPAIRMENT

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with the Statement of Financial Accounting Standards No. 144 (SFAS
144), Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis. The Company has not recognized any impairment losses through December 31, 2005.

COMPREHENSIVE INCOME

The Company has adopted the Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Consolidated Statement of Stockholders' Equity (Deficiency). Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

Accumulated other comprehensive income consists of the following at December 31:

                                                     2005      2004
                                                        $         $
                                                 ------------------
      Foreign currency translation adjustments      6,431    21,424
      Unrealized gains on marketable securities   560,836   249,774
                                                 --------  --------
                                                  567,267   271,198
                                                 ========  ========

RESEARCH AND DEVELOPMENT

Research  and  development  costs  are  expensed  as  incurred.

ADVERTISING EXPENSES

The Company expenses advertising costs as incurred. The Company incurred advertising costs of $74,545 in 2005 [2004 - $33,019; 2003 - $57,641].

INCOME TAXES

The Company has adopted the Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company is subject to taxes on income earned in Russia and Spain.

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year. The Company has adopted the Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share. Diluted loss per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities and is equivalent to basic loss per share for 2005, 2004 and 2003 because there are no potentially dilutive securities.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISKS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The carrying value of cash, accounts receivable, accounts payable and accrued expenses, bank loans and notes payable - related parties approximate their fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company operates outside of the United States of America and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates in and the U.S. dollar.

SHARE-BASED PAYMENT

The Company has adopted the fair value method of accounting for stock-based compensation consistent with Statement of Financial Accounting Standards No. 123
(R)  (SFAS  123  (R)),  Share-based  Payment.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", which is the result of the FASB's project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company's financial statements.

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

NEW ACCOUNTING PRONOUNCEMENTS (CONT'D.)

In  December  2004,  the  FASB  issued  SFAS No. 152, Accounting for Real Estate
Time-Sharing Transactions. SFAS No. 152 amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 152 will not affect the Company's financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FASB No. 153 will not have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company has adopted this Standard.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections- a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements - an amendment of APB Opinion No. 3, and changes the requirements for the accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FASB No. 154 will not have a material impact on the Company's financial statements.

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

NEW ACCOUNTING PRONOUNCEMENTS (CONT'D.)

In May 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No.
143. FASB Interpretation No. 47 clarifies that conditional asset retirement obligations describe a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may not be under the entity's control. FASB Interpretation No. 47 is effective no later than for fiscal years ending after December 15, 2005. The adoption of FASB Interpretation No. 47 will not have a material impact on the Company's financial statements.

3. MARKETABLE SECURITIES

Marketable securities consist of available-for-sale securities and are summarized as follows:

                                   GROSS         GROSS        ACCUMULATED
                                 UNREALIZED    UNREALIZED     UNREALIZED       MARKET
                       COST        GAINS         LOSSES     GAINS/(LOSSES)      VALUE
                        $            $             $               $              $
----------------------------------------------------------------------------------------
December 31, 2003     575,981       537,421        67,025          470,396    1,046,377
Change in the year   (259,559)     (270,010)      (49,388)        (220,622)    (480,181)
----------------------------------------------------------------------------------------
December 31, 2004     316,422       267,411        17,637          249,774      566,196
Change in the year    (88,192)      311,062             0          311,062      222,870
----------------------------------------------------------------------------------------
December 31, 2005     228,230       578,473        17,637          560,836      789,066
========================================================================================

At December 31, 2005, securities of one publicly traded company classified as available-for-sale were written down $88,192 to their estimated realizable value, because, in the opinion of management, the decline in the market value of those securities is considered to be other than temporary. Gross unrealized losses of $17,637 at December 31, 2005, relate to one security with a market value of $35,727 held for greater than twelve months and is not material and does not indicate losses which may be other than temporary.

4. EQUIPMENT

                                            ACCUMULATED   NET BOOK
                                   COST    DEPRECIATION     VALUE
                                    $            $            $
-------------------------------------------------------------------
2005
Office and production equipment   216,311        121,331     94,980
===================================================================

2004
Office and production equipment   191,585         75,901    115,684
===================================================================

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

5. BANK LOANS

Bank loans amount to $591,600 (RUR 17,000,000) at December 31, 2005, and are held by PIKSA and NPO Piksa. The bank loans are unsecured, bear interest at 16% per annum and are due in October 2006.

6. NOTES PAYABLE - RELATED PARTIES

                                                                                      2005      2004
                                                                                       $         $
------------------------------------------------------------------------------------------------------
i.     Interest at 6.0% per annum, unsecured and due November 2007:
         - Publix Overseas Ltd. - related to a director and a major shareholder       30,000    30,000
------------------------------------------------------------------------------------------------------

ii.    Interest at 6.0% per annum, unsecured and due May 2008
         - Finiss Investments Ltd. - related to a director and major shareholder      35,000    35,000
iii.   Non-interest bearing, unsecured and no stated terms of repayment:
         - Carrington International Ltd. - a major shareholder                             -   117,774
         - A. Gomez de Segura - a director and a major shareholder                    23,698     3,255
         - Other                                                                      13,344     5,596
------------------------------------------------------------------------------------------------------
                                                                                      37,042   126,625
------------------------------------------------------------------------------------------------------
TOTAL                                                                                102,042   191,625
======================================================================================================

7. SHARE CAPITAL

On December 29, 2004, the Company received $1,000,000 for 1,000,000 shares of common stock which were issued in May 2005.

8. INCOME TAX PROVISION

The Company and its subsidiaries operate in several tax jurisdictions, and its income is subject to various rates of taxation. The Company and its subsidiary in Bermuda are not subject to income taxes because of the countries in which they were incorporated, while the Russian subsidiaries and Spanish subsidiary are subject to income tax in Russia and Spain, respectively. The following is a reconciliation of the Company's provision for income taxes and is based on the tax rates applicable to the parents or subsidiaries jurisdiction of incorporation.

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

8. INCOME TAX PROVISION (CONT'D)

                                                           2005       2004       2003
                                                            $           $          $
----------------------------------------------------------------------------------------
Income taxes at statutory rate                                  -          -          -
Foreign tax rate differences                               86,201    126,934    (67,495)
Utilization of previously unrecognized losses                   -     26,004          -
Non recognition of benefit of losses                       70,000          -     66,713
----------------------------------------------------------------------------------------
Provision for (benefit from) income taxes                 156,201    100,930       (782)
========================================================================================

A summary of deferred income tax assets is as follows:
                                                           2005       2004
                                                            $           $
----------------------------------------------------------------------------------------
Loss carryforwards                                        145,000     91,000
Valuation allowance                                      (145,000)   (91,000)
----------------------------------------------------------------------------------------
Net deferred tax asset                                          -          -
========================================================================================

The Company has established the above valuation allowances as of December 31, 2005 and 2004 due to uncertainty of future realization of future income tax assets. The change in the valuation allowance was $54,000 for 2005, $21,000 for 2004 and $68,000 for 2003. At December 31, 2005, the Company has approximately $580,000 of loss carryforwards which can be used against future earnings in Spain.

9. RELATED PARTY TRANSACTION

During 2004, the Company settled a liability of $379,733 due to a shareholder of the Company by transferring certain marketable securities it owned at a fair value of $379,733.

10. COMMITMENT AND CONTINGENCIES

[a] The Company's subsidiary in Spain has entered into an office lease agreement expiring June 2007 with approximate minimum lease payments for the next two (2) years as follows:

                                                                            $
     ---------------------------------------------------------------------------
     2006                                                                30,000
     2007                                                                15,000
     ---------------------------------------------------------------------------
     Total                                                               45,000
     ===========================================================================

     Rent expense under this operating lease amounted to approximately $32,000 in 2005. The Company also leases office and production space for its fertilizer operations in Russia under short term lease arrangements.

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

10. COMMITMENT AND CONTINGENCIES (CONT'D)

[b] The Company's Russian subsidiaries - PIKSA, NPO and Biogrunt and Biopotok-Piksa are subject to significant exposure to the Russian business and fiscal environment. Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income (profits tax), a number of turnover based taxes, and payroll (social) taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Accordingly, few precedents with regard to tax related issues have been established. Often, different opinions regarding legal interpretation exist both among and within government ministries and organizations; thus creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges.

     These facts create tax risks in Russia substantially more significant than those typically found in countries with more developed tax systems.

     Generally, tax declarations remain subject to inspection for a period of three years. The fact that a year has been reviewed does not preclude the Russian Tax Service from performing a subsequent inspection of that year.

     Management believes that, based on current year results, it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains as those relevant authorities could take different positions with regard to interpretive issues.

11. GEOGRAPHICAL INFORMATION

The Company's business is considered as operating in one segment and the geographical information is as follows:

                    CORPORATE     SPAIN       RUSSIA       TOTAL
                        $           $           $            $
-------------------------------------------------------------------
2005
Sales                       -           -    1,817,688   1,817,688
Net income (loss)    (271,861)   (276,361)     536,376     (11,846)
Assets              1,173,887     153,125    2,069,393   3,396,405
===================================================================

2004
Sales                       -           -    1,809,715   1,809,715
Net income (loss)       6,587    (222,388)     424,505     208,704
Assets              1,540,943     113,045    1,303,699   2,957,687
===================================================================

SOIL BIOGENICS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                      (Expressed in U.S. Dollars)

11. GEOGRAPHICAL INFORMATION (CONT'D)

2003
Sales                     -         -    369,200    369,200
Net income (loss)  (153,759)  (80,817)  (112,026)  (346,602)
------------------------------------------------------------

12. RECLASSIFICATIONS

Certain reclassifications to the 2004 amounts have been made to conform to the 2005 presentation.

13. SUBSEQUENT EVENTS

In February 2006, NPO Piksa entered into a loan agreement with a bank. The loan is for RUR 8,000,000 ($278,400 at December 31, 2005), bears interest at 16% per annum, is unsecured and is due December 2006.

In April 2006 Piksa entered into a three year lease for equipment to be used in its fertilizer operations. The total amount of the lease payments required under the lease are RUR 7,197,192 ($250,462 at December 31, 2005). This lease will be accounted for as a capital lease for financial statement purposes.

ITEM  18     FINANCIAL STATEMENTS

The  Company  has  elected to comply with the financial statement requirement of
Item  17  rather  than  this  Item.


ITEM  19     EXHIBITS

INDEX TO EXHIBITS

Exhibits

1.1 Certificate of Incorporation incorporated by reference to the registration statement on Form 10SB12G filed on June 29, 1999. (SEC File No. 000-26531-99654119) *

1.2 Certificate of Restoration and Renewal of Certificate of Incorporation incorporated by reference to the registration statement on Form 10SB12G filed on June 29, 1999. (SEC File No. 000-26531-99654119) *

1.3 Amended and Restated Memorandum of Association incorporated by reference to the registration statement on Form 20-F filed on June 26, 2003. (SEC File No. 000-26531-03758237) *

1.4 Amended and Restated Articles of Association incorporated by reference to the registration statement on Form 20-F filed on June 26, 2003. (SEC File No. 000-26531-03758237) *

1.5 Plan of Merger incorporated by reference to the registration statement on Form 20-F filed on June 26, 2003. (SEC File No. 000-26531-03758237) *

1.6 Articles of Merger incorporated by reference to the registration statement on Form 20-F on June 26, 2003. (SEC File No. 000-26531-03758237) *

1.7 By-laws incorporated by reference to the registration statement on Form 20-F filed on June 26, 2003. (SEC File No. 000-26531-03758237) *

8.1 Significant subsidiaries incorporated by reference to the registration statement on Form 20-F on June 26, 2003. (SEC File No. 000-26531-03758237)
     *

11.1 Corporate Governance Principles incorporated by reference to the registration statement on Form 20-F on July 7, 2004. (SEC File No. 000-26531-04903315) *

12.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*  Previously  filed

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

                                              SOIL BIOGENICS LIMITED
                                                   (Registrant)

Date:     July  14,  2006                BY: /s/ Agustin Gomez de Segura
                                             -------------------------------
                                             Agustin Gomez de Segura
                                             Director, President and CFO

Date:     July  14,  2006                BY: /s/ Alexander Becker
                                             -------------------------------
                                             Alexander Becker
                                             Director