Form 20-F
period 2006-12-31
SOIL BIOGENICS LTD
filed 2007-07-17
CIK 1049576

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the Fiscal Year Ended December 31, 2006
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from to _______
                                            OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     Date of event requiring this shell company report
     For the transition period from to _______

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

Title of each class               Name of each exchange on which registered
Common Shares                     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As  at  June  30,  2007  there  were 31,162,500 (December 31, 2006 - 31,162,500)
Common  Shares

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

                             SOIL BIOGENICS LIMITED
                                TABLE OF CONTENTS

PART I

  GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . .  3
  FORWARD LOOKING STATEMENTS. . . . . . . . . . . . . . . . . . . . . .  3

  ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS. . .  4
  ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE. . . . . . . . . .  5
  ITEM 3.    KEY INFORMATION. . . . . . . . . . . . . . . . . . . . . .  5
  ITEM 4.    INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . .  7
  ITEM 4A    UNRESOLVED STAFF COMMENTS. . . . . . . . . . . . . . . . . 10
  ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . . 10
  ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES . . . . . . . . 14
  ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . . 18
  ITEM 8.    FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . 20
  ITEM 9.    THE OFFER AND LISTING. . . . . . . . . . . . . . . . . . . 20
  ITEM 10.   ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . 21
  ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
             RISK . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
  ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . 26

PART II

  ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES. . . . . . 26
  ITEM 14.   MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
             USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . 26
  ITEM 15.   CONTROLS AND PROCEDURES. . . . . . . . . . . . . . . . . . 26
  ITEM 16.   (RESERVED) . . . . . . . . . . . . . . . . . . . . . . . . 27
  ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT . . . . . . . . . . . . . 27
  ITEM 16B.  CODE OF ETHICS . . . . . . . . . . . . . . . . . . . . . . 27
  ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES . . . . . . . . . . 27
  ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR
             AUDIT COMMITTEES . . . . . . . . . . . . . . . . . . . . . 29
  ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
             AFFILIATED PURCHASERS. . . . . . . . . . . . . . . . . . . 29

PART III

  ITEM 17.   FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . 29
  ITEM 18.   FINANCIAL STATEMENTS (NOT APPLICABLE). . . . . . . . . . . 30
  ITEM 19.   FINANCIAL STATEMENTS AND EHXHIBITS . . . . . . . . . . . . 30

SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31

PART I

GENERAL INFORMATION

Soil Biogenics Limited is a corporation organized under the laws of the British Virgin Islands. As used in this document, the term "Soil Biogenics" refers to Soil Biogenics Limited and the terms "we", "us", "our", and the "Company" refer to Soil Biogenics and, as applicable, Soil Biogenics and its direct and indirect subsidiaries as a group. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include accounts of the Company and its subsidiaries; 100% owned Soil Biogenics Ltd. (SB Bermuda), 100% owned Soil Biogenics S.L. (SB Spain), 100% owned PIKSA Inter LLC (PIKSA), NPO PIKSA LLC
(NPO) (100% owned by Piksa Inter), Biogrunt (61% owned by Piksa Inter), Biopotok-Piksa (50% owned by Piksa Inter), Biogruntstroy (50% owned by Biopotok-Piksa) and Piksa Domodedovo (75% owned by Piksa Inter). Collectively, they are referred to herein as "the Company". The Company is in the business of bio-organic fertilizer production and distribution in the Russia Federation. Unless otherwise indicated all dollar references are to United States dollars. The Company's principal office is located at Marques de Urquijo 5, 5 B, 28008, Madrid, Spain. We administer our bio-organic fertilizer production and distribution business in the Russia Federation from our Moscow office located at 19a, Kuusinena str., Moscow Russia 125252.

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

     Not applicable

C.   AUDITORS

     Not applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.   OFFER STATISTICS

     Not Applicable

B.   METHOD AND EXPECTED TIMETABLE

     Not Applicable


ITEM 3. KEY INFORMATION

The Company's plans, funding requirements, sources and alternatives relating thereto are presented and discussed in Item 5. " Operating and Financial Review and Prospects ". Any selected data presented here will be merely repetition of that contained within the consolidated financial statements under Part III hereof and not necessarily indicative of the future results of operations or financial performance of the Company.

The following table sets forth, for the periods and the dates indicated, selected financial data for the Company. This information should be read in conjunction with the Company's Audited Financial Statements and Notes thereto for the period ended December 31, 2006 and "Operating and Financial Review and Prospects " included elsewhere herein.

The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.
The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in United States ("US GAAP").

A.   SELECTED FINANCIAL DATA

     FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

                                   (EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)
                                                            2006          2005          2004          2003         2002
                                                             $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Sales                                                     3,761,904     1,817,688     1,809,715       369,200       151,977
Income (Loss) from operations                               151,547       247,196       178,979      (214,860)       19,548
Net Income (Loss)                                          (132,300)      (11,846)      208,704      (346,602)       13,550
Cash flow used in operations                                513,108       917,669       140,316       362,887        62,998
Capital expenditures                                        768,005         3,442        (5,554)       36,150         4,678

FINANCIAL POSITION
Cash and short-term deposits                                215,563       654,560     1,105,836        39,986        35,350
Investments                                                 583,259       789,066       566,196     1,046,377             -
Total assets                                              5,435,433     3,396,405     2,957,687     1,442,152       312,407
Long-term debt                                              296,511        72,752           N/A           N/A           N/A
Capital stock                                             1,915,959     1,915,959     1,915,959       915,959       105,817
Shareholders' equity                                      2,128,229     2,328,515     2,044,292     1,050,598       107,172

PER SHARE DATA
Net Income (loss) per share                                   (0.00)        (0.00)         0.01         (0.01)         0.00

SHARES OUTSTANDING
At year end                                              31,162,500    31,162,500    30,162,500    30,162,500    17,000,000
Weighted average during year                             31,162,500    31,162,500    30,162,500    28,539,726    16,950,027

The above Five Year Comparative Summary of Selected Financial Data reflects the acquisition of Soil Biogenics Ltd (Bermuda) by Soil Biogenics Limited (BVI) which was accounted for as a recapitalization of Soil Biogenics Ltd (Bermuda) because the shareholders of Soil Biogenics Ltd (Bermuda) controlled Soil Biogenics Limited (BVI) after the acquisition. Soil Biogenics Ltd (Bermuda) was treated as the acquiring entity for accounting purposes and Soil Biogenics Limited (BVI) was the surviving entity for legal purposes.

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

On November 2, 2002, Soil Biogenics Ltd. (SB Bermuda), a company incorporated in Bermuda on October 19, 2000, entered into a Plan and agreement of reorganization with PIKSA Inter LLC (PIKSA) a company incorporated in Moscow in the Russian Federation. Under the terms of the Plan, SB Bermuda acquired all of the issued and outstanding common stock of PIKSA in exchange for 16,940,000 shares of SB Bermuda common stock. In connection with the Plan, the Board of Directors of SB Bermuda approved and increased the authorized shares of SB Bermuda to 3,4000,000, followed by a stock split of 5 common stock for one common stock totalling 17,000,000 common stock issued and outstanding after the completion of the Plan.

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

B.   BUSINESS OVERVIEW

Piksa Inter LLC, a wholly owned subsidiary of Soil Biogenics Ltd (Bermuda), is a production and scientific research company engaged in the design, development and manufacture of bio-organic and biological fertilizer products used for soil regeneration, reclamation and improvement of intracellular processes in grass and agricultural plants. The company is a wholly owned subsidiary of Soil Biogenics Ltd (Bermuda) and was incorporated on March 10, 2000 to patent and commercially market a bio-organic fertilizer called "Super compost Piksa". The Super compost Piksa fertilizer was developed over a ten year period by a group of Russian scientists specializing in biotechnology. The bio-organic fertilizer production facilities are located 25 km from Moscow in the district of Liubertzi. The Company employs thirty-four people, mostly engineers and scientists, and subcontracts services for the maintenance of the production facilities. The company also uses the services of specialists from leading Russian agricultural research institutions.

The Company sells two types of products: fertile soils and PIKSA Super Compost. The fertile soils are mainly used by construction companies to rehabilitate exhausted areas in the Capital city, like residential complexes and parks. The PIKSA Super Compost is sold to the Federal railways Agency (to reinforce the slopes), to construction companies and through a retail network of two hundred outlets to the public for their gardens. The Super Compost is also used to recover contaminated soils. Retail sales are currently concentrated in and around the city of Moscow, while wholesale sales are sold throughout the Russian Federation. The Company's products are currently used in hothouses, private gardens and landscaping. Customers vary from small farms and retail garden centers to construction companies, large gardening companies contracted by the Moscow City Government and Russian State Agencies where the bio-organic fertilizers are used for soil remuneration and decontamination.

The raw materials, peat, sand and dung, for the fertile soils and PIKSA Super Compost is readily available from local suppliers. Production of the fertile soils and PIKSA Super Compost occurs throughout the year however sales are affected by the seasons and usually occur between April and November. The Company has two production plants. During 2007 a new production facility capable of producing and additional 800 m3 per day of fertile soils will be put into operation. The new plant is located near the town of Domodedovo on the South of Moscow region. The Company's other two production sites are located in the Noguinski district on the East side of the Moscow region and have a production capacity for 800 and 400 m3 daily respectively.

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

The Spanish company currently employs four people and has an agreement with the Environmental Sciences Centre (Centro de Ciencias Medioambientales) of the Superior Council for Scientific Research (Consejo Superior de Investigaciones Cientificas) "the CCMA-CSIC" to assist in the development of new types of bio-organic fertilizers. Raw materials in the form of high quality composts are easily available from numerous suppliers. Production and marketing of the bio-organic fertilizer is expected to commence in late 2008. The bio-organic fertilizer product will be offered in concentrated liquid form in 5 to 10 liter volumes and should be diluted prior to application.

C. ORGANIZATIONAL STRUCTURE\

                             Incorporated as an International Business Company in the British Virgin
Soil Biogenics Limited       Islands;
                             Incorporated in Bermuda and is a 100% wholly owned subsidiary of Soil
Soil Biogenics Ltd.          Biogenics Limited (BVI);
                             Incorporated in Madrid, Spain and is a 100% wholly owned subsidiary of
Soil Biogenics S.L.          Soil Biogenics Ltd. (Bermuda);
                             Incorporated in Moscow, Russia and is a 100% wholly owned subsidiary of
Piksa Inter LLC              Soil Biogenics Ltd. (Bermuda);
Piksa Research and Production Association LLC ("NPO Piksa LLC")
                             Incorporated in Moscow, Russia and is a 100% wholly owned subsidiary of
                             Piksa Inter LLC;
                             Incorporated in Moscow, Russia and is a 61% owned subsidiary of Piksa
Biogrunt                     Inter LLC;
                             Incorporated in Moscow, Russia and is a 50% owned subsidiary of Piksa
Biopotok-Piksa               Inter LLC.
                             Incorporated in Moscow, Russia and is a 50% owned subsidiary of
Biogruntstroy                Biopotok-Piksa.
                             Incorporated in Moscow, Russia and is a 75% owned subsidiary of Piksa
Piksa Domodedovo             Inter LLC.

D. PROPERTY, PLANT AND EQUIPMENT

The Company's principal office is located at Marques de Urquijo 5, 5 B, 28008, Madrid, Spain. We administer our bio-organic fertilizer production and distribution business in the Russia Federation from our Moscow office located at 19a, Kuusinena str., Moscow Russia 125252. Our two current production plants are located in the Noguinski district on the East side of the Moscow region. The net book value of the office and production equipment at December 31, 2006 was $1,187,112 (2005 - $94,980).


ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company's financial objectives are to build shareholder value through internal growth, to acquire projects and business that bring added value, to maintain operational flexibility and to minimize operating costs.

The 2006 consolidated financial statements present the Company's results of operations and its financial position. These consolidated financial statements were compiled using United States generally accepted accounting principles ("U.S. GAAP").

A.   OPERATING RESULTS

These consolidated financial statements present information regarding the financial position and results of operations for the last three years.

Revenues during 2006 were $3,761,904 (2005 - $1,817,688; 2004 - $1,809,715; 2003
-  $369,200;  2002  -  $151,977).

Operating results for the years ending December 31, 2006, 2005, 2004 and 2003 are tabulated below:

                                                   YEAR ENDING
      DESCRIPTION                 31-DEC-06    31-DEC-05   31-DEC-04  31-DEC-03
Net Income (Loss)                  (132,300)    (11,846)    208,704   (346,602)
Net Income (Loss) per share           (0.00)      (0.00)       0.01      (0.01)
Sales                             3,761,904   1,817,688   1,809,715    369,200
Cost of Sales                     2,708,935     954,052   1,148,653    327,155
Gross Profit                      1,052,969     863,636     661,062     42,045
Selling Expenses                    244,496      27,328      33,019     57,641
General and Administration          489,854     472,349     380,806    174,559
Depreciation and amortization        73,398      44,035       6,954      1,347
Research and development             93,674      72,728      61,304     23,358

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

B.   LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 2006 the Company recorded a net loss of $132,300 ($0.00 per share), compared to net loss of $11,846 ($0.00 per share) for 2005 and net income of $208,704 ($0.01 per share) in 2004.

At December 31, 2006, the Company had cash of $215,563 (2005 - $654,560; 2004 -
$1,105,836) and working capital of $1,049,067 (2005 - $2,268,070; 2004 -
$1,883,886). Total liabilities as of December 31, 2006 were $3,305,696 (2005 -
$1,067,890; 2004- $913,395) an increase of $2,237,806 from December 31, 2005. In fiscal 2004 the Company settled loans payable in the amount of $379,733 by the assignment of its holdings of International Croesus Ventures Corp. During 2006 net proceeds from the issuance of common stock were $0 (2005 - $0; 2004 - $1,000,000). In Fiscal 2006 investing activities consisted of additions to plant and equipment $883,857 (2005 - $3,442: 2004 - $-5,554).

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

PLANS FOR THE YEAR 2007

The Company's plans for year 2007 center on the Piksa subsidiary increasing the sales of its Super compost Piksa bio-organic fertilizer to the various Russian State Agencies, the contractors/gardening companies working for the Moscow City Government and for the Spanish subsidiary to produce and supply Piksa, the Russian subsidiary, with the bacteria used in the production of the bio-organic fertilizer and to complete the patenting and certification of its bio-organic fertilizer in Spain.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The accounting policies and methods we utilize in the preparation of our consolidated financial statements determine how we report our financial condition and results of operations and may require our management to make estimates or rely on assumptions about matters that are inherently uncertain. Our accounting policies are described in note 2 to our December 31, 2006 consolidated financial statements. Our accounting policies relating to revenue recognition, income taxes, inventory and depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

Depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method. Equipment is recorded at cost. Depreciation is provided over the following useful lives: office and production equipment 5 to 20 years.

US GAAP requires us to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If we determine there has been an impairment, then we would be required to write-down the recorded value of its property, plant and equipment costs which would reduce our earnings and net assets.

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

E.   OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that are likely to have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in our financial statements.

In April 2006 Piksa entered into leases for equipment to be used in its fertilizer production operations. The total amount of the lease payments required under the leases are RUR 12,542,806 ($476,501 at December 31, 2006) excluding the value added tax at 18%. These leases have been accounted for as capital leases at imputed interest rates ranging from 20% to 23% for financial statement purposes.

Future minimum lease payments under the capital leases are as follows for years ending December 31:

        Total       Amount      Net Amount
                 Representing       Due
                   Interest
       ------------------------------------
2007   $128,265  $      44,001  $    84,264
2008    128,265         22,742      105,523
2009     42,978          1,965       41,013
-------------------------------------------
Total  $299,508  $      68,708  $   230,800
-------------------------------------------

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


ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table lists the names and positions of the executive officers and
directors of the Company as of June 30, 2007 and December 31, 2006.    All
executive officers and directors have been elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to each individual are set forth below the table.

---------------------------------------------------------------------------
NAME                                                   POSITION
-----------------------------------------  --------------------------------

Agustin Gomez de Segura
2 Tvezskaya - Yamskaya 54, Moscow, Russia
                                           Age 52, Director since July 2003
-----------------------------------------  --------------------------------
Alexander Becker
19a, Kuusinena Str.,
Moscow, Russia 125252                      Age 46, Director since July 2003
---------------------------------------------------------------------------

AGUSTIN GOMEZ DE SEGURA Director of the Delta Capital, an investment company in
     Liechtenstein from April 1999 to present, Director and President of Eurasia Gold Fields, Inc. November 1997 to present. Director of Cigma Metals Corporation April 1998 to present.

ALEXANDER BECKER Director of several Russian companies involved in metallurgy, textiles and trading.

During the past five years none of our directors, executive officers, promoters or control persons has been:

     (a) the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (b) convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (c) subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (d) found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

COMPLIANCE WITH SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE, OF THE EXCHANGE ACT OF 1934

Based on information provided to the Company, it is believed that all of the Company's directors, executive officers and persons who own more than 10% of the Company's common stock were in compliance with Section 16(a) of the Exchange Act of 1934 during the last fiscal year. During the year ended December 31, 2006, all of the Company's directors, executive officers and Company's common stock were in compliance with section 16(a) of the Exchange Act of 1934.

B.   COMPENSATION

The following table sets forth information concerning the compensation of the named executive officers as required to be disclosed in accordance with applicable securities regulations during the Corporation's three financial years ended December 31, 2006, December 31, 2005 and December 31, 2004:

-------------------------------------------------------------------------------------------------------------------------
                                                                        LONG-TERM  COMPENSATION
                                                                        -------------------------------------------------
                                 ANNUAL   COMPENSATION                  AWARDS                    PAYMENTS
                                 -------------------------------------  ------------------------  -----------------------
                                                                                     SECURITIES
                                                                                       UNDER-                      ALL
                                                         OTHER ANNUAL   RESTRICTED      LYING                     OTHER
NAME AND                                                    COMPEN-        STOCK      OPTIONS/        LTIP       COMPEN-
PRINCIPAL POSITION        YEAR   SALARY      BONUSES        SATION       AWARD(S)       SARS         PAYOUTS      SATION
                                   ($)         ($)            ($)           ($)          (=)           ($)         ($)
(a)                        (b)     (c)         (d)            (e)           (f)          (g)           (h)         (i)
------------------------  -----  -------  -------------  -------------  -----------  -----------  -------------  --------
Agustin Gomez de Segura    2006  Nil                -0-            -0-  None         None         None                -0-
                          -----  -------  -------------  -------------  -----------  -----------  -------------  --------
President and              2005  Nil                -0-            -0-  None         None         None                -0-
                          -----  -------  -------------  -------------  -----------  -----------  -------------  --------
Director                   2004  Nil                -0-            -0-  None         None         None                -0-
-------------------------------------------------------------------------------------------------------------------------

None of our officers or directors was party to an employment agreement with us. During the fiscal year ending December 31, 2006 the entire board of directors acted as our compensation committee and audit committee.

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

OPTIONS/SAR  GRANTS  TABLE

The following information sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs made during the last completed fiscal year to each of the named executive officers.

We awarded no stock purchase options, or any other rights, to any of our directors or officers in Fiscal 2006, 2005 or 2004.

AGGREGATED  OPTION/SAR  EXERCISES  AND  FISCAL  YEAR-END  OPTION/SAR VALUE TABLE

We have no options issued or outstanding.

We do not have a Long-term Incentive Plan. None of our officers or directors was party to an employment agreement with us. At no time during the last completed fiscal year did we, while a reporting company pursuant to Section 13(a) of 15(d) of the Exchange Act, adjust or amend the exercise price of the stock options or SARs previously awarded to any of the named executive officers, whether through amendment, cancellation or replacement grants, or any other means.

COMPENSATION OF DIRECTORS

The Company does not pay a fee to its outside, non-officer directors. The Company reimburses its directors for reasonable expenses incurred by them in attending meetings of the Board of Directors. The Corporation paid aggregate remuneration of $0 to the two incumbent directors in their capacities as such during the fiscal period ended December 31, 2006 (2005 - $Nil and 2004 - $Nil).

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

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel are qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met by telephone four (4) times during 2006.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

The Company's Board of Directors does not have a nominating committee or committee performing similar functions. During the fiscal year ended December 31, 2006 the entire Board of Directors acted as the Company's Compensation Committee. The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company's year-end financial statements and other such matters relating to the Company's financial affairs as its members deem appropriate. During 2006 the Compensation Committee held two (2) meetings by telephone conference call and the Audit Committee held two (2) meetings by conference calls.

The Audit Committee has discussed matters in the audited consolidated financial statements with the independent auditors as required by SAS 61. The Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and has discussed with the independent auditors the independent auditor's independence. Based on the review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 20-F for the latest fiscal year for filing with the SEC. The Audit Committee consists of Messrs. Agustin Gomez de Segura and Alexander Becker.

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

D.   EMPLOYEES

Soil Biogenics Limited and its wholly owned subsidiaries employed 38 persons as of June 30, 2007 (December 31, 2006 - 31 persons) of which 0 were covered by collective bargaining agreements. The relationship of Soil Biogenics Limited and its subsidiaries with their employees and contractors is considered by Soil Biogenics Limited to be satisfactory. During 2006, 2005 and 2004, there were no strikes or walkouts.

E.   SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Company's directors and officers in common as at June 30, 2007. As of June 30, 2007 the Company had 31,162,500 shares of Common Stock issued and outstanding (December 31, 2006 - 31,162,500).

----------------------------------------------------------------------------
                                            SHARES OF COMMON    APPROXIMATE
OFFICERS AND DIRECTORS                      STOCK BENEFICIALLY  PERCENTAGE
NAME OF BENEFICIAL OWNER                    OWNED               OWNED
------------------------------------------  ------------------  ------------
Norbex Holdings Ltd.
Drake Chambers, P.O. Box 3321, Road Town,
Tortola, British Virgin Islands
(Beneficially owned by Agustin Gomez de
Segura)                                              2,000,000       6.418 %
------------------------------------------  ------------------  ------------
Alexander Becker
19a, Kuusinena Str.,
Moscow, Russia 125252                                2,084,040        6.688%
------------------------------------------  ------------------  ------------
                                                     4,084,040
Total - Officers and Directors (2 persons)                           13.106%
----------------------------------------------------------------------------

For information concerning options granted to the above-mentioned individuals see Item 6 Compensation - Options/SAR Grants on page 14.

Agustin Gomez de Segura and Alexander Becker were appointed to the Company's Board of Directors on July 1, 2003.


ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 30, 2007 by each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock. As at June 30, 2007 there were 31,162,500 shares of Common Stock issued and outstanding.

-------------------------------------------------------------------------------------
                                                     AMOUNT AND
NAME AND ADDRESS OF                                  NATURE OF         PERCENTAGE OF
BENEFICIAL OWNER                                     BENEFICIAL OWNER  CLASS
---------------------------------------------------  ----------------  --------------
Kastalia Ltd. (1)                                           2,700,000         8.664 %
Wickhams Cay 1, Road Town, Tortola, British Virgin
Islands
---------------------------------------------------  ----------------  --------------
Alexei Y. Sementsow
Baklayeva Str.11, App. 105, City of Kimry,
Tver Region, Russia                                         2,312,000         7.419 %
---------------------------------------------------  ----------------  --------------
Alexander Becker                                            2,084,040         6.688 %
Komsomolsky Pr. 23/7, App. 25, Moscow, Russia
---------------------------------------------------  ----------------  --------------
Norbex Holdings Ltd. (2) (4)                                2,000,000         6.418 %
Drake Chambers, P.O. Box 3321, Road Town, Tortola,
British Virgin Islands
(Beneficially owned by Agustin Gomez de Segura)
---------------------------------------------------  ----------------  --------------
Redbridge Minerals (Overseas) Ltd. (3)                      2,000,000         6.418 %
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

C.   INTEREST OF EXPERTS AND COUNSEL

None


ITEM 8. FINANCIAL INFORMATION

A    CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

References are made to Part III, Item 17 Financial Statements and Item 18 Financial Statements.

B.   SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual consolidated financial statements included in this document.


ITEM 9 THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

Not applicable

B.   PLAN OF DISTRIBUTION

Not applicable

C.   MARKETS

The Common Stock of the Company has been quoted on the NASD OTC Bulletin Board since May 1, 1997. The following tables sets forth the high and low bid prices for the Common Stock for the calendar quarters for the year ending December 31, 2006 and 2005 and the most recent six months as reported by the NASD OTC Bulletin Board. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

(a) For the five most recent financial years: the annual high and low market prices;

------------------
Period
-----------  -----
2006 - High  $2.75
-----------  -----
2006 - Low   $1.00
-----------  -----
2005 - High  $2.40
-----------  -----
2005 - Low   $1.25
-----------  -----
2004 - High  $1.95
-----------  -----
2004 - Low   $0.75
-----------  -----
2003 - High  $2.00
-----------  -----
2003 - Low   $0.75
-----------  -----



2002 - High  $1.01
-----------  -----
2002 - Low   $0.30
------------------



(b) For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

-----------------------------------------------------------------------------
PERIOD       FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
-----------  --------------  ---------------  --------------  ---------------
2007 - High  $         2.10  $          1.70  $         0.77                -
-----------  --------------  ---------------  --------------  ---------------
2007 - Low   $         1.15  $          0.55  $         0.59                -
-----------  --------------  ---------------  --------------  ---------------
2006 - High  $         2.09  $          2.75  $         2.45  $          2.10
-----------  --------------  ---------------  --------------  ---------------
2006 - Low   $         1.00  $          1.45  $         1.05  $          1.06
-----------  --------------  ---------------  --------------  ---------------
2005 - High  $         2.35  $          2.35  $         2.35  $          2.40
-----------  --------------  ---------------  --------------  ---------------
2005 - Low   $         1.25  $          1.96  $         1.70  $          1.35
-----------------------------------------------------------------------------

(1) The high and low bid prices for our Common Stock for the Third Quarter of 2007 were for the period July 1 to July 12, 2007.

(c) For the most recent seven months: the high and low market prices for each month;

---------------------------
MONTH          HIGH    LOW
-------------  -----  -----
July 2007      $0.77  $0.59
-------------  -----  -----
June 2007      $1.10  $0.55
-------------  -----  -----
May 2007       $1.60  $0.85
-------------  -----  -----
April 2007     $1.70  $1.35
-------------  -----  -----
March 2007     $1.70  $1.15
-------------  -----  -----
February 2007  $1.90  $1.45
-------------  -----  -----
January 2007   $2.10  $1.20
---------------------------

D.   SELLING SHAREHOLDERS

     Not applicable

E.   DILUTION

     Not applicable

F.   EXPENSES OF THE ISSUE

     Not applicable


ITEM 10 ADDITIONAL INFORMATION

A    SHARE CAPITAL

The authorized capital of the Company is 50,000,000 common shares without par value.

At June 30, 2007 there were 31,162,500 (December 31, 2006 - 31,162,500) common shares issued and outstanding. During the year ended December 31, 2006 the Company issued 0 (2005 - 1,000,000) shares for cash proceeds of $0 (2005 - $1,000,000 received on December 29, 2004).

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

G.   STATEMENT BY EXPERTS

Our financial statements at December 31, 2006 and 2005 appearing in this Form 20-F statement have been audited by Peterson Sullivan PLLC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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

See the notes to the Consolidated Financial Statements in Item 17 Financial Statements and Item 5 Operating and Financial Review and Prospects for additional information.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   DEBT SECURITIES

     Not applicable

B.   WARRANTS AND RIGHTS

     Not  applicable

C.   OTHER SECURITIES

     Not  applicable

D.   AMERICAN DEPOSITARY SHARES

     Not  applicable


                                     PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable


ITEM1 4 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
        PROCEEDS

Not Applicable


ITEM 15 CONTROLS AND PROCEDURES

(a)  EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

     Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company's principle executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange of 1934 (the "Exchange") are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms except as noted below.

     In connection with the 2006 audit, our independent registered public accounting firm has advised us and our Board of Directors that there were material weaknesses in our internal controls and procedures. The identified material weaknesses primarily relate to the number of Company employees engaged in the authorization, recording, processing and reporting of transactions, as well as the overall financial reporting process.

(b)  MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Not currently applicable.

(c)  ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(d)  CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING.

     As a result of the weakness identified we have taken certain steps to correct material weaknesses by enhancing our reporting process in the future. Enhancing our internal controls to correct the material weaknesses will result in increased costs to us.

     Except as forth set above, there were no other significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has effected, or is reasonably likely to materially affect, the issuer's control over financial reporting.


ITEM 16          (RESERVED)


ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT

Messrs. Agustin Gomez de Segura and Alexander Becker comprise the Audit Committee. Mr. Alexander Becker is Chairman of the Audit Committee. Mr. Becker satisfies the current requirements of the NASD OTC Bulletin Board, relating to the independence and the qualification of the members of the Audit Committee. Mr. Agustin Gomez de Segura is an officer and director of the Company.

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


ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective May 5, 2006, we dismissed our prior independent registered public accounting firm, Ernst & Young LLP and retained as our new independent registered public accounting firm Peterson Sullivan PLLC. Prior to May 5, 2006, Ernst & Young LLP had been our certifying independent registered public accounting firm since the transaction of Moore Stephens International member firm Ellis Foster Ltd. with Ernst & Young LLP in May 2005. Moore Stephens International member firm Ellis Foster Ltd. has been our certifying independent public accountant since March 2000. Ernst & Young LLP reported on our financial statements for the year ended December 31, 2004 and their report contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

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

Effective May 5, 2006, the Company engaged Peterson Sullivan PLLC as our new independent registered public accounting firm to audit our consolidated financial statements. The appointment of Peterson Sullivan PLLC was recommended and approved by our board of directors. During our last two most recent fiscal years and the subsequent interim period to date hereof, we have not consulted Peterson Sullivan PLLC regarding either: (1) the application of accounting principles to a specified transaction, either complete or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject matter of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-B or a reportable event as described in Item 304(a)(1)(v) of Regulation S-B.

(A)  AUDIT FEES

The aggregate fees billed for professional services rendered by Peterson Sullivan PLLC, the independent registered public accounting firm for the Company, for the audit of the Company's annual consolidated financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2006, were $35,000 (2005 - $38,019).

(B)  AUDIT-RELATED FEES

The aggregate fees billed for assurance and related services by Peterson Sullivan PLLC, the independent registered public accounting firm for the Company, that are reasonably related to the performance of the audit or review of the Company's financial statements were $0 for the Company's fiscal year ended December 31, 2006 (2005 - $Nil).

(C)  TAX FEES

The aggregate fees billed for products and services by Peterson Sullivan PLLC, the independent registered public accounting firm for the Company, for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2006 were $0 (2005 - $Nil).

(D)  ALL OTHER FEES

There were no additional fees billed for professional services by Peterson Sullivan PLLC, the independent registered public accounting firm for the Company, other than the fees reported in this Item 16C above for the Company's fiscal year ended December 31, 2006 (2005 - $Nil).

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

(F)  AUDITORS USE OF NON-PERMANENT EMPLOYEes

None of the hours expended by Peterson Sullivan PLLC, the independent registered public accounting firm for the Company, on its engagement to audit the Company's consolidated financial statements for the fiscal year ended December 31, 2006, were performed by persons other than fulltime permanent employees of Peterson Sullivan PLLC.


ITEM  16D  EXEMPTIONS  FROM  THE  LISTING  STANDARDS  FOR  AUDIT  COMMITTEES

None.


ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.


                                    PART III

ITEM 17     FINANCIAL STATEMENTS.

The Company has elected to comply with the financial statement requirement of this Item rather than Item 18.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

INDEX  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

---------------------------------------------------------------------------------------------
FINANCIAL STATEMENTS                                                                 PAGE
-------------------------------------------------------------------------------  ------------
Audited Financials - December 31, 2006 and December 31, 2005.
-------------------------------------------------------------------------------  ------------
Report of Independent Registered Public Accounting Firm                              F-1
-------------------------------------------------------------------------------  ------------
Report of Independent Registered Public Accounting Firm                              F-2
-------------------------------------------------------------------------------  ------------
Consolidated Balance Sheets                                                          F-3
-------------------------------------------------------------------------------  ------------
Consolidated Statements of Operations                                                F-4
-------------------------------------------------------------------------------  ------------
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)      F-5
-------------------------------------------------------------------------------  ------------
Consolidated Statements of Cash Flows                                                F-6
-------------------------------------------------------------------------------  ------------
Notes to Consolidated Financial Statements                                       F-7  to F-18
---------------------------------------------------------------------------------------------

                               [GRAPHIC OMMITED]

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS                   Tel 206.382.7777 Fax 206.382.7700
601 UNION STREET, SUITE 2300                   http:// www.pscpa.com
SEATTLE, WASHINGTON 98101


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Board of Directors and Stockholders
Soil Biogenics Limited


We have audited the accompanying consolidated balance sheets of Soil Biogenics Limited and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Soil Biogenics
Limited and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.


/S/  PETERSON  SULLIVAN  PLLC


July  15,  2007
Seattle,  Washington

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




Vancouver, Canada,     "ERNST & YOUNG LLP"
June 29, 2005.     Chartered Accountants

SOIL BIOGENICS LIMITED

                           CONSOLIDATED BALANCE SHEETS

As at December 31                              (Expressed in U.S. Dollars)

                                                     2006         2005
                                                       $            $
--------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                            215,563      654,560
Accounts receivable                                  969,822    1,304,266
Marketable securities                                583,259      789,066
Inventories                                        1,902,482      461,491
Prepaid expenses and other                           387,126       53,825
--------------------------------------------------------------------------
TOTAL CURRENT ASSETS                               4,058,252    3,263,208
Restricted cash                                       19,805       17,766
Equipment, net                                     1,187,112       94,980
Other                                                170,264       20,451
--------------------------------------------------------------------------
TOTAL ASSETS                                       5,435,433    3,396,405
--------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Bank loans                                         1,121,655      591,600
Loans payable                                         75,776        4,537
Notes and loans payable - related parties            321,402       24,753
Accounts payable and accrued expenses              1,360,541      365,358
Income taxes payable                                  45,547        8,890
Current portion of obligations
  under capital leases                                84,264            -
--------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                          3,009,185      995,138
Notes and loans payable - related parties            149,975       72,752
Obligations under capital leases, less
  current portion                                    146,536            -
--------------------------------------------------------------------------
Total liabilities                                  3,305,696    1,067,890
--------------------------------------------------------------------------
Minority interests                                     1,508            -

STOCKHOLDERS' EQUITY
Share capital
  Authorized
    50,000,000 common shares without par value
  Issued and outstanding
    31,162,500 [2005 - 31,162,500] common shares   1,915,959    1,915,959
Accumulated deficit                                 (287,011)    (154,711)
Accumulated other comprehensive income               499,281      567,267
--------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                         2,128,229    2,328,515
--------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         5,435,433    3,396,405
==========================================================================

See accompanying notes

Approved by the Directors:

"AGUSTIN GOMEZ DE SEGURA"                              "ALEXANDER BECKER"
-------------------------                              ------------------
Agustin Gomez de Segura                                Alexander Becker

SOIL BIOGENICS LIMITED

                            CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years ended December 31                                   (Expressed in U.S. Dollars)

                                                         2006          2005          2004
                                                          $             $             $
---------------------------------------------------------------------------------------------
Sales                                                  3,761,904     1,817,688     1,809,715
Cost of sales                                          2,708,935       954,052     1,148,653
---------------------------------------------------------------------------------------------
Gross profit                                           1,052,969       863,636       661,062
---------------------------------------------------------------------------------------------

Selling expenses                                         244,496        27,328        33,019
General and administrative                               489,854       472,349       380,806
Depreciation and amortization                             73,398        44,035         6,954
Research and development                                  93,674        72,728        61,304
---------------------------------------------------------------------------------------------
Operating expenses                                       901,422       616,440       482,083
---------------------------------------------------------------------------------------------
Income from operations                                   151,547       247,196       178,979
---------------------------------------------------------------------------------------------

Other income (expense)
Other income                                               8,256         5,989        25,274
Realized gain on disposition of
  marketable securities                                   42,908             -       120,175
Interest expense                                        (257,886)      (20,638)      (14,794)
Unrealized loss on other than temporary impairment
  of available-for-sale securities                             -       (88,192)            -
---------------------------------------------------------------------------------------------
                                                        (206,722)     (102,841)      130,655
---------------------------------------------------------------------------------------------
Income (loss) before income taxes and
  minority interests                                     (55,175)      144,355       309,634
Income tax provision                                     (80,873)     (156,201)     (100,930)
Minority interests                                         3,748             -             -
---------------------------------------------------------------------------------------------
Net income (loss) for the year                          (132,300)      (11,846)      208,704
=============================================================================================

Income (loss) per share - basic and diluted                (0.00)        (0.00)         0.01
=============================================================================================

Weighted average number of common shares
  outstanding
  - Basic and diluted                                 31,162,500    31,162,500    30,162,500
=============================================================================================

See accompanying notes

SOIL BIOGENICS LIMITED

                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE
                                                       INCOME (LOSS)

For the Years ended December 31, 2006, 2005 and 2004                                            (Expressed in U.S. Dollars)

                                                                            ACCUMULATED
                                                                               OTHER            TOTAL            TOTAL
                                     COMMON      STOCK      ACCUMULATED    COMPREHENSIVE    STOCKHOLDERS'    COMPREHENSIVE
                                   ----------------------
                                     SHARES      AMOUNT      (DEFICIT)     INCOME (LOSS)       EQUITY        INCOME (LOSS)
                                       #           $             $               $                $                $\
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003         30,162,500     915,959      (351,569)         486,208        1,050,598                -
Cash for share subscription                 -   1,000,000             -                -        1,000,000                -
Components of comprehensive
  income (loss)
  - Net income for the year                 -           -       208,704                -          208,704          208,704
  - Foreign currency translation
    adjustments                             -           -             -            5,612            5,612            5,612
  - Unrealized gains on
    marketable securities                   -           -             -           13,132           13,132           13,132
  - Reversal of unrealized gain
    on disposition of
      marketable securities                 -           -             -         (233,754)        (233,754)        (233,754)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004         30,162,500   1,915,959      (142,865)         271,198        2,044,292   $       (6,306)
                                                                                                            ===============
  Issuance of common shares
    previously subscribed for       1,000,000           -             -                -                -                -
Components of comprehensive
  income (loss)                             -           -             -                -                -                -
  - Net loss for the year                                       (11,846)               -          (11,846)         (11,846)
  - Foreign currency translation
    adjustments                             -           -             -          (14,993)         (14,993)         (14,993)
  - Unrealized gains on
    marketable securities                   -           -             -          222,870          222,870          222,870
  -  Reclassification adjustment
    for other than
      temporary impairment loss             -           -             -           88,192           88,192           88,192
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005         31,162,500   1,915,959      (154,711)         567,267        2,328,515   $      284,223
                                                                                                            ===============
Components of comprehensive
  income (loss)                             -           -             -                -                -                -
  - Net loss for the year                                      (132,300)               -         (132,300)        (132,300)
  - Foreign currency translation
    adjustments                             -           -             -          133,245          133,245          133,245
  - Unrealized losses on
    marketable securities                   -           -             -         (158,323)        (158,323)        (158,323)
  -Reclassification adjustment
    for gains on disposition
      of marketable securities
        included in net loss                -           -             -          (42,908)         (42,908)         (42,908)
===========================================================================================================================
BALANCE, DECEMBER 31, 2006         31,162,500  $1,915,959  $   (287,011)  $      499,281   $    2,128,229   $     (200,286)
===========================================================================================================================

See accompanying notes

SOIL BIOGENICS LIMITED

                             CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31                                     (Expressed in U.S. Dollars)

                                                             2006         2005         2004
                                                              $             $            $
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the year                              (132,300)     (11,846)     208,704
Adjustments to reconcile net income (loss) to net
  cash used in operating activities:
  Depreciation and amortization                               73,398       44,035       43,685
  Minority interests                                          (3,748)           -            -
  Realized gain on sale of marketable securities             (42,908)           -     (120,175)
  Other than temporary impairment on available-for-sale
    security                                                       -       88,192            -
  Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable             438,820     (329,213)    (883,968)
      (Increase) in inventories                           (1,354,068)    (324,788)     (73,936)
      (Increase) in prepaid expenses and other assets       (460,805)     (36,527)        (990)
      Increase (decrease) in income taxes payable             34,719      (33,400)      42,290
      Increase (decrease) in accounts payable and
        accrued expenses                                     933,784     (314,122)     644,074
-----------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                       (513,108)    (917,669)    (140,316)
-----------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds from disposition of marketable securities            47,484            -      379,733
Purchase of equipment                                       (768,005)      (3,442)       5,554
-----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         (720,521)      (3,442)     385,287
-----------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common stock                             -            -    1,000,000
Proceeds from bank loans, net of payments                    530,055      591,600      (67,901)
Proceeds from notes and loans payable, net of payments       445,111      (89,583)    (115,202)
Payments on capital lease obligations                       (135,137)           -            -
Minority interests' investments in subsidiaries                5,376            -            -
-----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                    845,405      502,017      816,897
-----------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and
  cash equivalents                                           (50,773)     (32,182)       3,982
-----------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (438,997)    (451,276)   1,065,850
Cash and cash equivalents, beginning of year                 654,560    1,105,836       39,986
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                       215,563      654,560    1,105,836
===============================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid                                                249,379       16,738       15,490
Income taxes paid                                             44,216      188,604       60,928
===============================================================================================

NON-MONETARY TRANSACTIONS
Transfer of marketable securities for payment
  of note payable                                                  -            -      379,733
Equipment acquired under
  capital leases                                             365,937            -            -
===============================================================================================

See accompanying notes

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

1. NATURE OF ORGANIZATION

The consolidated financial statements presented are those of Soil Biogenics Limited (SB(BVI)) and its subsidiaries, 100% owned Soil Biogenics Ltd. (SB Bermuda), 100% owned Soil Biogenics S.L. (SB Spain), 100% owned PIKSA Inter LLC (PIKSA), NPO PIKSA LLC (NPO) (100% owned by Piksa Inter), Biogrunt (61% owned by Piksa Inter), Biopotok-Piksa (50% owned by Piksa Inter), Biogruntstroy (50% owned by Biopotok-Piksa) and Piksa Domodedovo (75% owned by Piksa Inter). Collectively, they are referred to here in as "the Company". The Company is in the business of bio-organic fertilizer production and distribution mainly in Russia. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.

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

2.  SIGNIFICANT  ACCOUNTING  POLICIES

(a)  Principles of Accounting

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its majority-owned subsidiaries; Soil Biogenics Ltd. (SB Bermuda), Soil Biogenics S.L. (SB Spain), PIKSA Inter LLC (PIKSA), NPO PIKSA LLC (NPO), Biogrunt, Biopotok-Piksa, Biogruntstroy and Piksa Domodedovo. All significant inter-company accounts and transactions have been eliminated.

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT'D.)

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

(c)  Cash equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. The Company did not have any cash equivalents as of December 31, 2006 and 2005.

(d)  Accounts receivable

Accounts receivable result primarily from the sale of fertilizer and related products and are stated at their principal balances net of any allowance for credit losses. Receivables are considered past due on an individual basis based on the terms of the trade or the contracts.

The Company's allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management's best estimate of the losses in the Company's credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a previously recognized allowance. An allowance for credit losses may be increased by provisions which are charged to expense and reduced by write-offs net of recoveries. There was no allowance for credit losses as at December 31, 2006 and 2005.

At December 31, 2006 and 2005, 2 and 3 customers, respectively, accounted for 88% and 83% respectively, of accounts receivable.

(e)  Marketable securities

The Company's available-for-sale securities consist of shares of common stock of three and four publicly traded companies at December 31, 2006 and 2005, respectively, and are stated at fair value. The cost of these securities is $223,654 at December 31, 2006 (2005 - $228,230) and the net unrealized holding gain of $359,605 at December 31, 2006 (2005 - $560,836) is included in accumulated other comprehensive income (loss) at December 31, 2006. Any unrealized holding gains or losses in these securities are included in the determination of accumulated other comprehensive income (loss). If a loss in value in the available-for-sale securities is considered to be other than

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT'D.)

temporary, it is recognized in the determination of net income. All unrealized holding losses at December 31, 2006 are on securities that have been in a loss position less than twelve months; these securities have a fair market value of $111,384 at December 31, 2006. Cost is based on the specific identification method for the individual securities to determine realized gains or losses.

(f)  Inventories

Inventories consist mainly of packaged fertilizer and is stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling prices less all further costs for distribution.

(g)  Revenue recognition

Revenue from sales of fertilizers is recognized on the delivery of goods to customers and when collection of revenue proceeds is reasonably assured.

(h)  Restricted cash

The Company's wholly owned subsidiary, SB Spain, under the terms of its lease agreement, is required to collateralize its lease obligation and commitment. SB Spain has collateralized its lease obligation and commitment by assigning certificates of deposit to a respective institution. At December 31, 2006 and 2005, the Company holds certificates of deposit under the lease agreement the value of which is shown as restricted cash in the consolidated balance sheets.

(i)  Equipment

Depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method. Equipment is recorded at cost. Depreciation is provided over the following useful lives:

Office  and  production  equipment     5-20  years

(j)  Foreign currency translations and transactions

The Company and SB Bermuda's functional currencies are US dollars. Piksa Inter LLC and its subsidiaries and SB Spain (as of January 1, 2006) are considered to be self-sustaining foreign operations and their accounts are accounted for using the Russian Rouble (RUR) and the Euro, respectively, as the functional currency.

The Company translates foreign assets and liabilities of its subsidiaries, other than those denominated in U.S. dollars, at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average rate of exchange throughout the year. Gains or

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT'D.)

losses from these translations are reported as a separate component of other comprehensive income (loss) until all or a part of the investment in the subsidiaries is sold or liquidated. The translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely in operations.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in general and administrative expenses in the consolidated statements of operations, which amount was not material for 2006, 2005, and 2004.

(k)  Concentration of credit risk

The Company places its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company maintains funds in banks beyond the insured limits.

The Company sold its goods predominantly to a limited number of companies all located in Russia. Sales to three, four and three companies represented 72%, 82% and 88% of the total sales in 2006, 2005 and 2004, respectively. The Company purchased the majority of the raw materials from one supplier in 2006 and 2005.

(l)  Long-lived assets impairment

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

The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis. The Company has not recognized any impairment losses through December 31, 2006.

(m)  Comprehensive income

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

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT'D.)

Accumulated other comprehensive income consists of the following at December 31:

                                             2006      2005
                                              $         $
                                           ------------------
Foreign currency translation adjustments    139,676     6,431
Unrealized gains on marketable securities   359,605   560,836
                                           ------------------
                                            499,281   567,267
                                           ==================

(n)  Research and development

Research  and  development  costs  are  expensed  as  incurred.

(o)  Advertising expenses

The Company expenses advertising costs as incurred. The Company incurred advertising costs of $6,451 in 2006 (2005 - $27,328; 2004 - $33,019).

(p)  Fair value of financial instruments and risks

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The carrying value of cash and cash equivalents, accounts receivable, bank loans, notes and loans payable, and accounts payable and accrued expenses approximate their fair value because of the short-term nature of these instruments and because interest rates of long-term notes payable approximate market interest rates. Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company operates outside of the United States of America and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates in and the U.S. dollar.

(q)  Income taxes

The Company has adopted the Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT'D.)

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

(r)  Earnings (Loss) per share

The Company has adopted the Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share", which requires the presentation of basic and diluted earnings per share. Earnings (loss) per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted loss per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities and is equivalent to basic loss per share for 2006, 2005 and 2004 because there are no potentially dilutive securities.

(s)  New accounting pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined if there will be a material impact in applying FIN 48 with respect to the tax effects of foreign subsidiaries.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact of applying FAS 157.

In  September  2006,  the  Securities and Exchange Commission (SEC) issued Staff
Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company does not expect any material impact from applying SAB 108.
2. Significant Accounting Policies (cont'd.)

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT'D.)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (FAS 159). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact of adopting FAS 159 on the Company's financial position.

3.  MARKETABLE  SECURITIES

Marketable securities consist of available-for-sale securities and are summarized as follows:

------------------------------------------------------------------------------------
                                 Gross         Gross       Accumulated
                               unrealized   unrealized     unrealized       Market
                     Cost        gains        losses     gains/(losses)     value
                       $           $             $              $             $
-----------------  ---------  ------------  -----------  ---------------  ----------
December 31, 2004   316,422       267,411        17,637         249,774     566,196
-----------------  ---------  ------------  -----------  ---------------  ----------
Change in  year     (88,192)      311,062             0         311,062     222,870
-----------------  ---------  ------------  -----------  ---------------  ----------
December 31, 2005   228,230       578,473        17,637         560,836     789,066
-----------------  ---------  ------------  -----------  ---------------  ----------
Change in  year      (4,576)     (210,259)        9,028        (201,231)   (205,807)
-----------------  ---------  ------------  -----------  ---------------  ----------
December 31, 2006   223,654       368,214        26,665         359,605     583,259
------------------------------------------------------------------------------------

At December 31, 2005, the investment in securities of one publicly traded company classified as available-for-sale were written down $88,192 to their estimated realizable value, because, in the opinion of management, the decline in the market value of those securities was considered to be other than temporary.

4. EQUIPMENT

                                                  2006        2005
                                                     $           $
                                           -----------------------
Production and office equipment               604,670     210,568
Other                                           4,955       4,955
------------------------------------------------------------------
                                              609,625     215,523
Accumulated depreciation and amortization    (209,397)   (121,331)
------------------------------------------------------------------
                                              400,228      94,192
Assets under construction                     786,884         788
------------------------------------------------------------------
Equipment, net                              1,187,112      94,980
==================================================================

The Company is obligated under multiple contracts for the continuing construction of production facilities and related equipment. The original aggregate contractual amount of the construction was approximately $1,200,000 (RUR 31,500,000). As of December 31, 2006, the Company's remaining total obligation under the contracts was approximately $400,000 (RUR 10,500,000).

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

4. EQUIPMENT (CONT'D)

Included in production equipment at December 31, 2006 are assets under capital leases of $365,937 with accumulated amortization of $51,841. Amortization expense of assets under capital leases amounted to $50,217 in 2006 and is included in depreciation and amortization expense.

5. BANK LOANS

Bank loans amount to $1,121,655 (RUR 29,525,000) at December 31, 2006, and are held by PIKSA Inter (RUR 25,000,000) and Biogruntstroy (RUR 4,525,000). The PIKSA Inter bank loans are unsecured, bear interest at 16% per annum and are due in November 2007. The Biogruntstroy bank loans are unsecured, bear interest at an imputed rate of approximately 10% per annum and are due in April 2007.

Bank loans amount to $591,600 (RUR 17,000,000) at December 31, 2005, and were held by PIKSA Inter (RUR 10,000,000) and NPO Piksa (RUR 7,000,000). The PIKSA Inter bank loan was unsecured, bore interest at 16% per annum and was repaid in 2006. The NPO Piksa bank loan was unsecured, bore interest at 16% per annum and was repaid in 2006.

6. NOTES AND LOANS PAYABLE

                                                                                              2006     2005
                                                                                               $         $
------------------------------------------------------------------------------------------------------------
    i.            Interest at 6.0% per annum, unsecured and due November 2007:
                    - Publix Overseas Ltd. - related to a director and major
                    shareholder                                                              30,000   30,000

    ii.           Interest at 6.0% per annum, unsecured and due May 2008
                    - Finiss Investments Ltd. - related to a director and major
                    shareholder                                                              35,000   35,000

    iii.          Interest at 6% per annum, unsecured and due March 2009 (80,000 Euro)
                    - Redbridge Minerals - shareholder                                      104,685        -

    iv.           Non-interest bearing, unsecured and no stated terms of repayment:
                    Gomez de Segura - a director and a major shareholder                    183,758   23,698
                    - Redbridge Minerals - shareholder (60,000 Euros)                        79,218        -
                    - Alexei Sementsov - a director of the Piksa group of companies          22,457    1,055
                    - Lloyd Investment Corp (50,000 Euros)                                   66,015        -
                    - Other                                                                   9,761    4,537
Interest payable                                                                            16,259     7,752
------------------------------------------------------------------------------------------------------------
TOTAL             $                                                                        547,153  $102,042
------------------------------------------------------------------------------------------------------------

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

6. NOTES AND LOANS PAYABLE (CONT'D)

Based on the stated terms of repayment, payments of the notes and loans payable are as follows for the years ended December 31:

2007       $397,178
2008         41,507
2009        108,468
-------------------
           $547,153
===================

7. INCOME TAX PROVISION

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

                                               2006     2005      2004
                                                 $       $          $
-------------------------------------------------------------------------
Income taxes at statutory rate                      -        -         -
Foreign tax rate differences                   30,873   86,201   126,934
Utilization of previously unrecognized losses       -        -   (26,004)
Non recognition of benefit of losses           50,000   70,000         -
-------------------------------------------------------------------------
Provision for income taxes                     80,873  156,201   100,930
=========================================================================

A  summary  of  deferred  income  tax  assets  is  as  follows:

                          2006       2005
                            $         $
--------------------------------------------
Loss carryforwards       195,000     45,000
Valuation allowance     (195,000)  (145,000)
--------------------------------------------
Net deferred tax asset         -          -
============================================

The Company has established the above valuation allowances as of December 31, 2006 and 2005 due to uncertainty of future realization of future income tax assets. The change in the valuation allowance was $50,000 for 2006, $54,000 for 2005 and $21,000 for 2004. At December 31, 2006, the Company has approximately $780,000 of loss carryforwards which can be used against future earnings in Spain.

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

8. RELATED PARTY TRANSACTION

Included in accounts payable and accrued expenses at December 31, 2006, is $62,136 owed to a minority interest owner of Biopotok-Piksa for purchases of inventory items.

During 2004, the Company settled a liability of $379,733 due to a shareholder of the Company by transferring certain marketable securities it owned at a fair value of $379,733.

9. COMMITMENT AND CONTINGENCIES

(a) The Company's subsidiary in Spain has entered into an office lease agreement expiring June 2007 with approximate future minimum lease payments amounting to $15,000 in 2007.

     Rent expense under this operating lease amounted to approximately $42,000 in 2006 (2005 - $32,000). The Company also leases office and production space for its fertilizer operations in Russia under short term lease arrangements.

(b) The Company's Russian subsidiaries - PIKSA, NPO and Biogrunt and Biopotok-Piksa, Biogruntstroy and Piksa Domodedovo are subject to significant exposure to the Russian business and fiscal environment. Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income (profits tax), a number of turnover based taxes, and payroll (social) taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Accordingly, few precedents with regard to tax related issues have been established. Often, different opinions regarding legal interpretation exist both among and within government ministries and organizations; thus creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than those typically found in countries with more developed tax systems.

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

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

9. COMMITMENT AND CONTINGENCIES (CONT'D)

(c)  Obligations  under  capital  leases

     In April 2006 Piksa entered into leases for equipment to be used in its fertilizer production operations. The total amount of the lease payments required under the leases are RUR 12,542,806 ($476,501 at December 31, 2006) excluding the value added tax at 18%. These leases have been accounted for as capital leases at imputed interest rates ranging from 20% to 23% for financial statement purposes.

     Future minimum lease payments under the capital leases are as follows for years ending December 31:

        Total       Amount      Net Amount
                 Representing       Due
                   Interest
       ------------------------------------
2007   $128,265  $      44,001  $    84,264
2008    128,265         22,742      105,523
2009     42,978          1,965       41,013
-------------------------------------------
Total  $299,508  $      68,708  $   230,800
-------------------------------------------

10. GEOGRAPHICAL INFORMATION

The Company's business is considered as operating in one segment and the geographical information is as follows:

                    Corporate     Spain       Russia       Total
                        $           $           $            $
-------------------------------------------------------------------
2006
Sales                       -      62,736    3,699,168   3,761,904
Net Income (loss)     (90,359)   (200,505)     158,564    (132,300)
Assets                584,492     135,215    4,715,726   5,435,433
-------------------------------------------------------------------

2005
Sales                       -           -    1,817,688   1,817,688
Net Income (loss)    (271,861)   (276,361)     536,376     (11,846)
Assets              1,173,887     153,125    2,069,393   3,396,405
-------------------------------------------------------------------

2004
Sales                       -           -    1,809,715   1,809,715
Net Income (loss)       6,587    (222,388)     424,505     208,704
-------------------------------------------------------------------

SOIL BIOGENICS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004                     (EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

11. RECLASSIFICATIONS

Certain reclassifications to the 2005 and 2004 amounts have been made to conform to the 2006 presentation.

12. SUBSEQUENT EVENTS

In January 2007, the Company received proceeds under a note in the amount of 200,000 Euros ($264,060 at December 31, 2006). The note bears interest at 20% per annum, is unsecured and is due April 2010.

In February 2007, the Company received proceeds under a note in the amount of 200,000 Euros ($264,060 at December 31, 2006). The note bears interest at 20% per annum, is unsecured and is due December 2010.

In February 2007, NPO Piksa entered into a loan agreement with a bank. The loan is for RUR 15,000,000 ($569,850 at December 31, 2006), bears interest at 16% per annum, is unsecured and is due January 2008.

In April 2007 Piksa entered into a three year lease for equipment to be used in its fertilizer operations. The total amount of the lease payments required under the lease are RUR 6,348,962 ($241,197 at December 31, 2006). This lease will be accounted for as a capital lease for financial statement purposes.

In April 2007, the Company received proceeds under a note in the amount of 240,000 Euros ($316,872 at December 31, 2006). The note bears interest at 20% per annum, is unsecured and is due April 2010.

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

                                            SOIL BIOGENICS LIMITED
                                                 (Registrant)

Date:  July  13,  2007                  BY: /s/  Agustin  Gomez  de  Segura
                                             -------------------------------
                                             Agustin  Gomez  de  Segura
                                             Director, President and CFO

Date:  July  13,  2007                  BY: /s/  Alexander  Becker
                                             ----------------------
                                             Alexander  Becker
                                             Director